Form 20-F
period 2002-12-31
ENGEL GENERAL DEVELOPERS LTD
filed 2003-06-30
CIK 1045974

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM 20-F

         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended DECEMBER 31, 2002
                           Commission File No. 0-29458

                                   -----------

                          ENGEL GENERAL DEVELOPERS LTD.
             (Exact name of Registrant as specified in its charter)
                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                              66 HAHISTADRUT AVENUE
                             HAIFA BAY 32960, ISRAEL
                               TEL: 972-4-842-2777
                               FAX: 972-4-841-9333
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

CLASS A ORDINARY SHARES, PAR VALUE NEW ISRAELI SHEKEL 0.1(the "Ordinary Shares")
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
Number of outstanding Class A Ordinary Shares as of December 31, 2002: 3,600,000 Number of outstanding Class B Ordinary Shares as of December 31, 2002: 5,000,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                 Yes /X/ No / /

Indicate by check mark which financial statement item the Registrant has elected to follow:

                             Item 17 / / Item 18 /X/

                                TABLE OF CONTENTS

                                                                                                          PAGE
                                                                                                          ----
           Forward Looking Statements........................................................................2

                                                  PART I

Item 1.    Identity of Directors, Senior Management and Advisers................................Not Applicable
Item 2.    Offer Statistics and Expected Timetable..............................................Not Applicable
Item 3.    Key Information...................................................................................3
               Selected Financial Data.......................................................................3
               Risk Factors..................................................................................5
Item 4.    Information on the Company.......................................................................10
Item 5.    Operating and Financial Review and Prospects.....................................................29
Item 6.    Directors, Senior Management and Employees.......................................................38
Item 7.    Major Shareholders and Related Party Transactions................................................44
Item 8.    Financial Information............................................................................46
Item 9.    The Offer and Listing............................................................................47
Item 10.   Additional Information...........................................................................48
               Memorandum and Articles of Association.......................................................48
               Exchange Controls............................................................................52
               United States Federal Income Tax Considerations..............................................53
               Israeli Taxation.............................................................................54
               Documents on Display.........................................................................55
Item 11.   Quantitative and Qualitative Disclosures about Market Risk.......................................56
Item 12.   Description of Securities Other than Equity Securities...............................Not Applicable

                                                  PART II

Item 13    Defaults, Dividends Arrearages and Delinquencies.....................................Not Applicable
Item 14.   Material Modifications to the Rights of Security Holders
               and Use of Proceeds..............................................................Not Applicable
Item 15.   Controls and Procedures .........................................................................57
Item 16    [Reserved] ........................................................................................

                                                 PART III

Item 17.   Financial Statements................................................................ Not Applicable
Item 18.   Financial Statements.............................................................................58
Item 19    Exhibits.........................................................................................58

SIGNATURES..................................................................................................59
Certificates................................................................................................60

                           FORWARD-LOOKING STATEMENTS

         THIS REPORT INCLUDES "FORWARD-LOOKING STATEMENTS" WHICH REPRESENT OUR EXPECTATIONS OR BELIEFS CONCERNING FUTURE EVENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE ASSOCIATED WITH CHANGES IN ISRAELI AND WORLDWIDE ECONOMIC AND POLITICAL CONDITIONS, ISRAEL'S RELATIONSHIPS WITH NEIGHBORING ARAB COUNTRIES, HOSTILITIES IN ISRAEL, THE AVAILABILITY OF LAND, LABOR AND RAW MATERIALS, THE RATE OF IMMIGRATION INTO ISRAEL, THE ISRAELI REAL ESTATE MARKET AND OTHER FACTORS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS REPORT ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. FURTHERMORE, WE OPERATE IN AN INDUSTRY SECTOR WHERE SECURITIES VALUES MAY BE VOLATILE AND MAY BE INFLUENCED BY ECONOMIC AND OTHER FACTORS BEYOND OUR CONTROL. FURTHER INFORMATION REGARDING THESE AND OTHER RISKS IS DESCRIBED FROM TIME TO TIME IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

         WE CANNOT GUARANTEE OUR FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. NEITHER WE NOR ANY OTHER PERSON ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THESE STATEMENTS.

         WE UNDERTAKE NO OBLIGATION TO UPDATE ANY OF THE FORWARD-LOOKING STATEMENTS AFTER THE DATE OF THIS REPORT.

                              CURRENCY TRANSLATION

         For the reader's convenience, some financial information has been translated from New Israeli Shekels, or NIS, to U.S. dollar, using the representative exchange rate as published by the Bank of Israel as of December 31, 2002 (U.S. $1.00 = NIS 4.737). The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate.

                                     PART I

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

                          ENGEL GENERAL DEVELOPERS LTD.
                           CONSOLIDATED BALANCE SHEETS
                        ADJUSTED TO NIS OF DECEMBER, 2002
                         (NIS AND DOLLARS IN THOUSANDS)

                                                     ------------  ------------  -------------  ----------  ----------  ------------
                                                         1998          1999           2000         2001        2002         2001
                                                     ------------  ------------  -------------  ----------  ----------  ------------
                                                                                                                        CONVENIENCE
                                                                                                                        TRANSLATIONS
                                                                                                                        ------------
                                                         NIS           NIS            NIS          NIS         NIS         U.S. $
                                                     ------------  ------------  -------------  ----------  ----------  ------------
A S S E T S

   CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                             2,413         7,199          2,926         862       2,128           449
    SHORT-TERM BANK DEPOSITS                             47,297        43,233         40,014      41,787      39,566         8,353
    RESTRICTED CASH AND BANK DEPOSITS                    44,674        17,251          8,676       7,858      18,047         3,810
    MARKETABLE SECURITIES                                14,237        10,926          1,103       1,044       1,684           355
    TRADE ACCOUNTS RECEIVABLE                            27,663        19,820         19,729       6,282      27,594         5,825
    OTHER RECEIVABLES                                    11,576        17,511         17,560      23,937      28,019         5,915
    SHORT-TERM LOANS TO RELATED COMPANIES                 8,750        10,423         80,748      25,316       8,077         1,705
    INVENTORY OF APARTMENTS HELD FOR SALE                20,682        20,431         49,314      29,937      18,757         3,960
    HOUSING UNITS UNDER CONSTRUCTION, NET OF
      CUSTOMERS' ADVANCES                               122,617       187,934        214,587     189,481     179,050        37,798
    CONTRACT-WORKS IN PROGRESS, NET OF
      CUSTOMER'S ADVANCES                                  2,274             -              -           -           -             -
                                                      ----------    ----------     ----------    --------    --------    ----------
        TOTAL CURRENT ASSETS                            302,183       334,728        434,657     326,504     322,922        68,170
                                                      ----------    ----------     ----------    --------    --------    ----------
   NON-CURRENT INVENTORY                                  7,018         8,334          9,031       9,451       8,879         1,874
                                                      ----------    ----------     ----------    --------    --------    ----------
   LONG-TERM INVESTMENTS AND LOANS                       24,135        24,710         40,336      44,356      46,929         9,907
                                                      ----------    ----------     ----------    --------    --------    ----------
   RENTAL PROPERTIES                                     37,473       111,709         26,920       4,887       4,739         1,000
                                                      ----------    ----------     ----------    --------    --------    ----------
   FIXED ASSETS                                           4,080         3,205          2,983       2,849       2,459           519
                                                      ----------    ----------     ----------    --------    --------    ----------
   DEFERRED CHARGES, NET                                  4,390         4,318          4,232       4,178       4,178           882
                                                      ----------    ----------     ----------    --------    --------    ----------
        TOTAL ASSETS                                    379,279       487,004        518,160     392,225     390,106        82,352
                                                      ==========    ==========     ==========    ========    ========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
    SHORT-TERM BANK CREDIT                               89,077       219,684        254,765     151,243     151,647        32,013
    TRADE ACCOUNTS PAYABLE                               54,892        47,850         46,865      17,604      15,382         3,247
    OTHER PAYABLES AND ACCRUALS                          30,159        38,589         34,377      36,790      47,072         9,937
    CAPITAL NOTE                                         10,352        10,871         11,412      11,983      12,583         2,656
    ADVANCES FROM CUSTOMERS, NET OF
        HOUSING UNITS UNDER CONSTRUCTIN COSTS            17,885         5,589              -           -           -             -
                                                      ----------    ----------     ----------    --------    --------    ----------
        TOTAL CURRENT LIABILITIES                       202,365       322,583        347,419     217,620     226,684        47,853
                                                      ----------    ----------     ----------    --------    --------    ----------
   LONG-TERM LIABILITIES
    EMPLOYEES' RIGHTS UPON RETIREMENT, NET                    -           116             20           -           -             -
    LONG-TERM LOANS                                         138           655         13,919      16,597           -             -
                                                      ----------    ----------     ----------    --------    --------    ----------
        TOTAL LONG-TERM LIABILITIES                         138           771         13,939      16,597           -             -
                                                      ----------    ----------     ----------    --------    --------    ----------
   MINORITY INTEREST                                      1,101         1,137            793         458       2,544           537
                                                      ----------    ----------     ----------    --------    --------    ----------
   SHAREHOLDERS' EQUITY
    ORDINARY SHARES OF NIS 0.1 PAR VALUE
      (AUTHORIZED - 25,000,000 CLASS A AND
      15,000,000 CLASS B, ISSUE AND OUTSTANDING
      - 3,600,000 CLASS A AND 5,000,000 CLASS B)          1,145         1,145          1,145       1,145       1,145           242
    ADDITIONAL PAID-IN CAPITAL                          116,477       116,477        116,477     116,484     116,484        24,590
    CAPITAL RESERVES                                      6,422         6,422         13,354      14,719      16,677         3,521
    RETAINED EARNINGS                                    51,631        38,468         25,031      25,202      26,572         5,609
                                                      ----------    ----------     ----------    --------    --------    ----------
        TOTAL SHAREHOLDERS' EQUITY                      175,675       162,512        156,007     157,550     160,878        33,962
                                                      ----------    ----------     ----------    --------    --------    ----------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      379,279       487,004        518,158     392,225     390,106        82,352
                                                      ==========    ==========     ==========    ========    ========    ==========

                          ENGEL GENERAL DEVELOPERS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        ADJUSTED TO NIS OF DECEMBER, 2002
                    (NIS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      -----------------------------------------------------------------------------
                                                          1998            1999             2000            2001           2002
                                                      -------------   --------------   -------------   --------------   -----------

                                                           NIS             NIS             NIS              NIS            NIS
                                                      -------------   --------------   -------------   --------------   -----------
REVENUES                                                  121,473         136,333         207,470          151,758        180,411

COST OF REVENUES                                          108,145         126,871         183,553          144,843        163,615
                                                        ----------      ----------       ---------       ----------     ----------

      GROSS PROFIT                                         13,328           9,462          23,917            6,915         16,796

SELLING, GENERAL AND
     ADMINISTRATIVE EXPENSES, NET                          13,040          15,463          14,720           13,124         11,738
                                                        ----------      ----------       ---------       ----------     ----------

      OPERATING INCOME (LOSS)                                 288          (6,001)          9,197           (6,209)         5,058

FINANCING INCOME (EXPENSES), NET                            2,403         (13,375)         (4,772)           2,685           (940)

OTHER INCOME, NET                                           4,674           3,965             776              915          1,139
                                                        ----------      ----------       ---------       ----------     ----------

      INCOME (LOSS) BEFORE INCOME
        TAX BENEFIT (EXPENSE), NET                          7,365         (15,411)          5,201           (2,609)         5,257

INCOME TAX BENEFIT (EXPENSE), NET                             700           1,944            (117)           2,230         (1,246)
                                                        ----------      ----------       ---------       ----------     ----------

                                                            8,065         (13,467)          5,084             (379)         4,011
MINORITY INTEREST IN NET
    LOSS (PROFIT) OF SUBSIDIARIES                              83             310             412              550         (2,641)
                                                        ----------      ----------       ---------       ----------     ----------

      NET INCOME (LOSS) BEFORE
        CUMULATIVE EFFECT OF CHANGE
        IN ACCOUNTING PRINCIPLE, NET                        8,148         (13,157)          5,496              171          1,370

CUMULATIVE EFFECT OF CHANGE
    IN ACCOUNTING PRINCIPLE. NET                                                            7,925
                                                        ----------      ----------       ---------       ----------     ----------
          NET INCOME (LOSS)                                 8,148         (13,157)         13,421              171          1,370
                                                        ==========      ==========       =========       ==========     ==========

BASIC AND DILUTED EARNINGS
(LOSS) PER ORDINARY SHARE

    EARNINGS (LOSS) PER SHARE BEFORE NET
      CUMULATIVE EFFECT OF CHANGE
      IN ACCOUNTING PRINCIPLE                                0.94           (1.51)           0.64             0.02           0.16
    CUMULATIVE EFFECT OF CHANGE IN
      ACCOUNTING PRINCIPLE PER SHARE, NET                                                    0.92
                                                        ----------      ----------       ---------       ----------     ----------
    TOTAL EARNINGS (LOSS) PER SHARE                          0.94           (1.51)           1.56             0.02           0.16
                                                        ==========      ==========       =========       ==========     ==========

    NET INCOME (LOSS) USED TO COMPUTE:
      EARNINGS (LOSS) PER SHARE BEFORE NET
        CUMULATIVE EFFECT OF CHANGE
        IN ACCOUNTING PRINCIPLE                             8,148         (13,157)          5,496              171          1,370
      EARNINGS PER SHARE FROM CUMULATIVE
        EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET                                       7,925
                                                        ----------      ----------       ---------       ----------     ----------
                                                            8,148         (13,157)         13,421              171          1,370

    WEIGHTED AVERAGE NUMBER OF ORDINARY                 ----------      ----------       ---------       ----------     ----------
      SHARES OUTSTANDING - IN THOUSANDS                     8,600           8,600           8,600            8,600          8,600
                                                        ==========      ==========       =========       ==========     ==========

RISK FACTORS

OUR BUSINESS IS AFFECTED BY GENERAL RISKS INHERENT TO THE REAL ESTATE AND LAND DEVELOPMENT INDUSTRY.

          Our business is largely affected by risks generally incident to the real estate development and construction business in the countries in which we operate, including, without limitation, general economic and political conditions, employment levels, availability of financing, inflation, interest rates, government regulation and fiscal policies. The real estate industry is also subject to fluctuations in real estate values and residential housing prices. The foregoing factors (and thus the residential development business) have tended to be cyclical in nature. Any downturn in the economy or political stability in the countries in which we operate, or substantial changes in any of the foregoing factors, may have a material adverse effect on our revenues and profitability.

          We are also subject to various development risks, including delays in obtaining, or the inability to obtain, zoning and other approvals, the unavailability of materials and labor, the ability of subcontractors to complete work competently and on schedule, the surface and subsurface condition of the land underlying the construction sites, and other ordinary risks of construction or FORCE MAJEURE occurrences that may hinder or delay the successful completion of a particular project. No assurance can be given that we will be successful in obtaining, or will not encounter substantial delays in obtaining, necessary approvals. Failure to receive or the delay in the receipt of such approvals could have a material adverse effect on our results of operations and financial condition.

WE DEPEND ON SUBCONTRACTORS FOR THE PERFORMANCE OF ALL CONSTRUCTION WORK IN OUR PROJECTS.

          We do not employ construction workers, but rely upon subcontractors for our construction and development activities through the use of fixed-price, "turn-key" agreements. Our reliance upon subcontractors subjects us to a number of risks, such as performance delays, inadequacy of construction, financial instability of subcontractors and increased costs in the event delays or inadequacies occur or subcontractors need to be replaced. Furthermore, there can be no assurance that our strategy of entering into fixed-price, "turn-key" agreements with subcontractors will remain viable in the non-Israeli markets into which have entered in recent years.

WE ARE RESPONSIBLE TO PURCHASERS FOR DEFECTS IN HOUSING UNITS.

          Pursuant to applicable law we are responsible to purchasers of residential units for the repair of any inadequacies, defects or flaws for periods of one to ten years (for the different components of the home). We may therefore incur, and have incurred in the past, liability for the work of our subcontractors. Claims for repair of inadequacies or defects and for damages may have a material adverse effect on our financial results.

OUR BUSINESS IS HIGHLY DEPENDENT ON THE AVAILABILITY AND COST OF CONSTRUCTION LABOR.

          Our business is dependent upon the availability of skilled construction workers and is highly affected by labor shortages and labor costs in the different countries in which we operate. Until the late 1980's, the construction industry in Israel largely relied upon Palestinian construction workers. However, the increased tension between Israel and the Palestinians in recent years has resulted in restricted or prohibited entrance into Israel of Palestinians for long periods of time. The construction industry now employs, to a large extent, non-Israeli construction workers admitted to Israel under government-issued temporary work permits. In recent months the government has strengthened limitations on the entrance of non-Israeli workers and has begun to deport workers without valid permits. Therefore, there can be no assurance that such labor will continue to be available or that the Israeli Government will not respond to political and social conditions associated with the presence of non-Israeli labor in Israel by instituting additional restrictions on the entrance of such construction workers, or revoking or refusing to renew the temporary work permits of existing non-Israeli construction workers previously admitted to Israel and deporting them. A shortage of labor or a dependence on the Israeli workforce could cause delays and increased costs in construction of development projects and could have a material adverse effect on our results of operations and financial condition.

THE EXPANSION OF OUR BUSINESS, AS WELL AS THE CONCLUSION OF OUR EXISTING DEVELOPMENTS, REQUIRE US TO OBTAIN FUNDING.

          Real estate development is capital intensive and requires substantial up-front expenditures for land development and construction costs. Accordingly, much of our development activity, in Israel and in other countries, depends on our ability to obtain financing from banks on acceptable terms. There can be no assurance that we will be able to continue to receive the financing we require or that the terms of such financing, if available, will be on terms acceptable to us. In addition, in markets outside of Israel where we are less known and have less assets, it might be more difficult for us to obtain the funds we require for our operations in such territories. Furthermore, fluctuations in interest rates may materially adversely affect the terms of the financing available from banks. If we are not successful in obtaining financing to fund our operations, our ability to undertake additional development projects may be limited and our existing projects may be significantly delayed. Any such occurrences could have a material adverse effect on our future results of operations and cash flow.

OUR OPERATIONS ARE SUBJECT TO REGULATORY RESTRICTIONS.

          Real estate development is heavily regulated in Israel, as well as in some other countries in which we currently operate, at the regional and municipal levels. We are subject to rules and regulations concerning zoning, building, design, construction and similar matters. Our development plans, which may include the revision of an urban planning scheme, require the approval of several municipal and governmental authorities. Obtaining such approvals may be a long and expensive procedure, especially in the case of revising an urban planning scheme. Delays in the receipt of approvals for plans or revisions in urban planning schemes, or the rejection of such plans or revisions, may result, and have resulted in the past, in substantial delays in projects or even their cancellation, any of which might cause us substantial expenses and have a material adverse effect on our financial results.

WE MAY BE DIRECTLY AFFECTED BY LESS THAN STABLE POLITICAL AND MILITARY CONDITIONS IN ISRAEL.

          We are incorporated under the laws of the State of Israel. Our principal offices and the majority of our current activity are located in Israel. Accordingly, we are directly affected by economic, political and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, and have led to security and economic problem for Israel. Since October 2000 there has been substantial escalation in hostilities between Israel and Palestinians, leading to violent terror attacks within Israeli cities and armed clashes in the Palestinian controlled territories. These clashes have led to a halt in the peace talks between Israel and the Palestinians and have also led to the severance of Israel's ties with certain Arab nations. The hostility between Israel and Arab countries and the Palestinians has in the past resulted in a boycott of Israeli firms and products by certain countries and commercial entities. Since October 2000 several Arab countries, as well as certain companies and organizations, have declared a boycott on Israeli firms and others doing business with Israel or Israeli firms. Restrictive policies or practices directed towards Israel or Israeli businesses could have an adverse effect on the expansion of our business. Accordingly, our operations could be materially adversely affected by acts of terrorism or if major hostilities involving Israel should continue in our region.

OUR FINANCIAL RESULTS ARE SENSITIVE TO ECONOMIC CONDITIONS IN ISRAEL.

          Our operations and financial condition could be negatively impacted from the economic conditions in Israel. In recent years Israel has been going through a period of economic recession resulting in low growth rates and growing unemployment. The recession has had a material adverse effect on the Israeli real-estate market, resulting in a substantial decline in construction starts, demand for new homes and sale prices of real-estate properties. As a result of the downturn in activity in the Israeli real-estate market we have been experiencing a substantial decline in sales and sale prices, compared to our sales in the period before the recession. Our operations could be further adversely affected if the economic conditions in Israel were to continue to deteriorate.

WE FACE STRONG COMPETITION IN ALL MATERIAL ASPECTS OF OUR DEVELOPMENT OPERATIONS; IN OUR OPERATIONS OUTSIDE ISRAEL WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE WITH LARGER INTERNATIONAL CORPORATIONS.

          The real estate industry in Israel is highly competitive and fragmented. There is a limited amount of land available for residential development in Israel. Developers compete not only for desirable properties, but also for buyers, project financing, subcontractors, raw materials and labor. Some of our competitors have greater financial, marketing and sales resources than us, all of which may limit our ability to obtain land for development projects or our ability to win government bids and may reduce our profitability in such projects. Competition might result in increased expenditures or decreased revenues and adversely affect our results of operations.

          In the non-Israeli markets in which we currently operate, mainly Central and Eastern European countries (the "CEE Region"), we compete with many local developers, as well as with several international developers, that have better access to local and European financing entities, local experienced subcontractors and local skilled engineers and construction workers, as well as better familiarity with local government. Some of the international developers with which we compete have greater financial, marketing and sales resources than us. The aforementioned relative disadvantages could limit our ability to obtain land for further development projects and increase our cost of development in such countries.

WE MAY BE SUBJECT TO THE EFFECTS OF DEVALUATION OF CURRENCY AND TO CURRENCY FLUCTUATIONS.

          Our financial results are affected by inflation in Israel and devaluation of the Israeli currency. For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the Dollar and other currencies. Although the rates of inflation and devaluation have been reduced substantially since 1986, in the event that inflation rates in Israel were to return to high levels, our business, financial condition and results of operations could be materially adversely affected. The Israeli Building Cost Index ("BCI") is an index that reflects the costs in the building industry in Israel, and the changes in such index reflect the fluctuations of such costs. Most of our construction-related liabilities and some of our accounts receivable relating to our activity in Israel are linked to the BCI. Our agreements to pay our subcontractors in Israel are generally linked to the BCI. To the extent that we enter into agreements for payments that are linked to the CPI or to a foreign currency instead of the BCI, any difference in fluctuations of the two indexes may have a material adverse effect on our financial results.

          A substantial portion of our expenses in Israel are incurred in Israeli currency and linked to the CPI or the BCI, while much of our revenues are affected by changes in the exchange rate of U.S. Dollars. The fluctuations of the Israeli currency in comparison to the U.S. Dollar may materially adversely affect our financial results. To the extent our cash and cash equivalents exceed our short-term funding requirements, we may invest our excess cash and cash equivalents in longer-term high-quality financial instruments. Such investments, if made, will be subject to changes in interest rates, as well as fluctuations in exchange rates of foreign currencies and Israeli inflation rates.

          In the non-Israeli markets in which we operate we incur expenses in local currency. The revenue from our operations in such markets is also expected to be mostly in local currency. A substantial portion of the funds utilized for our non-Israeli operations are held in local currencies or are linked to the exchange rate of such local currencies to the EURO. In addition, we expect our revenue from these operations will be exchanged into Israeli NIS or U.S. Dollars and transferred outside such countries. Fluctuations in the exchange rates of such local currencies compared to the Israeli NIS or the U.S. Dollars can therefore have a material effect on the profitability of our non-Israeli operations.

          In recent months the NIS has been a certain increase in the value of the NIS compared to the US Dollar, from a representative rate of $1=NIS 4.737 on December 31, 2002 to $1=NIS 4.399 on June 15, 2003. The Israeli inflation rate has reached an annual rate of 6.5% for the year 2002, compared to a rate of 1.4% for the year 2001 and 0% for the year 2000. The expected annual rate for 2003, based on the inflation for the first five months of 2003, is between 1% and 2%.

OUR EXPANSION INTO MARKETS OUTSIDE THE ISRAELI REAL-ESTATE MARKET SUBJECT US TO RISKS INVOLVED IN OPERATIONS IN UNFAMILIAR BUSINESS ENVIRONMENTS.

          In recent years we have increased our involvement in real-estate development in countries outside Israel, mainly in the CEE Region. We have limited prior experience or familiarity with such new markets. We are therefore generally at a certain disadvantage due to the fact that we are usually not familiar with the local legislation, procedures regarding rezoning and plan-approval and the methods of doing business in these countries. As a means to overcome these disadvantages, while retaining control of the development projects, we usually aim to engage local advisors and local project managers and, when possible, enter into cooperation arrangements with experienced local entities and/or with a prominent financial or government related entities that assist us in advancing the development projects. However, there can be no assurance that we will be able to engage the necessary assistance in such foreign markets or that such assistance will enable us to effectively manage the aforementioned risks. Due to the above, in non-Israeli markets we are substantially more dependent on our project managers and engineers. In addition to other risks mentioned elsewhere herein, we might face difficulties which may be beyond our control, such as the unavailability of local personnel or consultants regarding local regulations and procedures, language barriers, reduced control over our foreign projects, difficulty in obtaining necessary approvals, permits and financing, compliance with foreign currency control regulations in Israel and in the foreign countries and other possible difficulties which at this stage we cannot anticipate. As a result, our costs relating to these projects may be greater than anticipated, and our revenues from such projects may be less than expected. The management of these risks may be costly and adversely affect the results of our operations in such new markets. Due to our unfamiliarity with these markets, we may not be able to accurately predict the demand rate for new apartments in such markets, resulting in a slower profit recognition rate than originally planned.

THE LEGAL AND GOVERNMENTAL ENVIRONMENT IN THE CEE REGION MAY NOT BE HOSPITABLE TO US.

          The civil legal system in many countries in the CEE Region is in some instances rigid and slow to adapt itself to the requirements of a western-orientated business operation. Some, but not all, countries in the former communist block have been slow to adapt their commercial codes to accommodate western business practices, and some legal and commercial concepts and instruments, which are customary in the west, are either not recognized by, or are contrary to, local laws. In some countries in the CEE Region, the bureaucracy is cumbersome and inefficient. This presents certain risks, particularly in determining the validity of our title to the sites to be acquired for project development, and in the registration of title acquired by us under contract. In addition, obtaining the necessary permits, including building permits and operation permits, may be delayed due rigid bureaucratic procedures.

OUR OPERATIONS OUTSIDE OF ISRAEL COULD BE MATERIALLY AFFECTED BY UNSTABLE POLITICAL AND ECONOMIC CONDITIONS IN THE COUNTRIES IN WHICH WE OPERATE.

          As part of our business strategy we are in the process of expanding our operations into international emerging markets in which we detect the potential for high growth and in which we can implement our expertise as an experienced developer. The majority of our non-Israeli operations are in countries in Eastern and Central Europe that in the past were part of the Communistic block and have a relative short history of democracy and a free market economy. There are political and economic uncertainties associated with operations in such countries, including potentially unstable political regimes, changing regulatory environment, exchange control regulations and fluctuating economic characteristics. Such markets may suffer from destabilizing economic factors, such as inconsistent growth rates, fluctuating currency exchange rates of the local currency into U.S. Dollars or Euros, high inflation rates, high unemployment rate and other phenomena distinctive of unstable economies.

          Although many governments in the CEE Region have liberalized policies on international trade, foreign ownership and development, investment, and currency repatriation to increase international trade and investment, such policies might change unexpectedly. We will be affected by the rules and regulations regarding foreign ownership of real and personal property. Such rules may change quickly and dramatically and thus may have an adverse impact on ownership and may result in a loss without recourse of our property or assets. Domestic and international laws and regulations, whether existing today or in the future, could adversely affect our ability to market and sell our development projects and could impair our profitability. Some countries may regulate or require governmental approval for the repatriation of investment income, capital or the proceeds from sales by foreign investors. In addition, if there is deterioration in a country's balance of payments or for other reasons, a country may impose temporary restrictions on foreign capital remittances abroad. This may adversely affect our ability to repatriate investments in such countries or to remit dividends.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS ON OUR OFFICERS AND DIRECTORS MAY BE IMPOSSIBLE.

          We are organized under the laws of Israel and our principal executive office is in Israel. Most of our officers and directors reside outside of the United States. Therefore, you may not be able to enforce any judgment obtained in the United States against us or any of such persons. You may not be able to enforce civil actions under United States securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that subject to certain limitations, Israeli courts may enforce a final judgment of a United States court for liquidated amounts in civil matters after a hearing in Israel. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

THE DISPROPORTIONATE VOTING POWER AFFORDED TO OUR CLASS B ORDINARY SHARES COULD PREVENT A CHANGE OF CONTROL.

          Our parent company, Ya'akov Engel Enterprises Construction Company Ltd. ("YEC") owns 5,000,000 Class B Ordinary Shares representing approximately 62.5% of our issued and outstanding shares and 89.3% of the total voting power. As a result, YEC (and Mr. Yaakov Engel, our president, chairman and CEO, as the controlling shareholder of YEC) will be able to control our activities and policies, including the election of the entire Board of Directors, and will retain the voting power to approve all matters requiring shareholder approval. Furthermore, the disproportionate voting power afforded the Class B Ordinary Shares and limitation on their transfer could serve to impede or prevent a change of control. As a result, potential acquirers may be discouraged from seeking to acquire control of us through the purchase of Ordinary Shares and make it less likely that shareholders will receive a premium for their Ordinary Shares as a result of any such attempt. Recently, YEC and subsidiary of YEC, Engel Resources and Developments Ltd. ("ERD"), approved a transaction whereby all of our shares held by the controlling shareholders and affiliates thereof will be transferred to ERD. As of the date of this report this transaction has not yet been consummated (see - ITEM 7).

          Since the initial public offering of our shares on Nasdaq the trading volume in our shares was very low. The average trading volume in our shares during the year 2002 and during the first five months of 2003 was approximately 500 and 300 shares per day, respectively. Furthermore, approximately 93% of our Class A Ordinary Shares, which are listed for trading on Nasdaq, are beneficially held by affiliates or by persons holding more than 5% of our share capital. Due to the aforementioned factors, Nasdaq may determine that our shares do not meet the Nasdaq Marketplace Rules and decide to delist our shares from trading.

ITEM 4.   INFORMATION ON THE COMPANY

GENERAL OVERVIEW

          Engel General Developers Ltd. is one of the prominent Israeli developers of quality housing in Israel and the CEE Region. We design, develop, market and oversee the construction of a variety of homes, including condominiums, townhouses and duplexes (collectively referred to as "Units"). In addition to thousands of Units we constructed by in Israel since 1990, we are currently involved in the development of more than 17,000 Units throughout Israel, the Czech Republic, Hungary, Poland and Germany. We were founded in 1977 by Mr. Yaakov Engel and, from 1977 until 1990, were engaged primarily in the construction of public buildings, such as a new wing for the Knesset (the Israeli Parliament) in Jerusalem, a new arrivals terminal at Ben-Gurion International Airport and a convention center in Haifa, Israel. In 1990, we made a strategic decision to shift our focus from the construction of public buildings to that of residential development in order to take advantage of the growing demand for new housing in Israel at that time. In 1999, to a large extent because of the economic slowdown existing in Israel in the last few years and after identifying a potential for profitability, we entered into certain non-Israeli markets and commenced residential development projects in such countries.

          Since entering the residential development business in 1990, we have constructed and sold thousands of Units for total consideration exceeding NIS 1 billion. As of June 15, 2003, we were involved in the development of approximately 16,867 Units, including approximately 8,885 Units outside Israel. Approximately 1,689 Units were being actively marketed and/or constructed, of which approximately 919 have been sold. The development of some of the 15,178 remaining Units will commence upon our decision, while the development of some is conditioned on obtaining various approvals. The Units that still require various approvals are in different stages of rezoning, planning or pre-development processing and we do not anticipate their completion for several years. We target sites for development that are located in major urban areas or within commuting distance from major urban areas. We design our sites to include one or more optional amenities typically found in more expensive homes, including ceramic floor tiles, central heating and air conditioning, premium faucets and fixtures, quality kitchen cabinets and private swimming pools. We aggressively market each site and generally do not commence construction until a substantial part of the Units has been sold.

          We believe the selection of our foreign sites is consistent with our primary strategy to purchase relatively low-cost land in locations with high growth potential.

          We believe that we are well positioned in the Israeli real estate market for the time that the market improves and that our substantial backlog of residential units will enable us to remain a dominant developer in the Israeli market. However, due to the lack of improvement in the Israeli market and the promising potential we recognized in certain international markets, especially in emerging markets, we believe that our activities outside Israel will have the primary contribution to our growth in the coming years, as was the case in the last year.

          We believe we have distinguished ourselves from our competitors by expanding our development operations while maintaining relatively low overhead and few personnel. We directly employ approximately 52 people, most of whom are highly-educated and well-trained managers, engineers and marketing coordinators. In order to achieve a competitive advantage over many of our competitors who may have to contend with the high-cost overhead and logistical and bureaucratic burdens often associated with larger organizations, we typically use subcontractors on a fixed-price or fixed percentage of revenues, "turn-key" basis instead of employing construction workers. In order to accomplish this strategy, we utilize technologies that allow management to access project data on demand and effectively manage multiple projects.

OPERATING STRATEGIES

          Our principal objective is to continue to expand our business activities and increase our profitability while fixing our costs and otherwise minimizing the risks involved in the real estate development business. We employ the following strategies to achieve our objective:

          IDENTIFY ATTRACTIVE DEVELOPMENT SITES. We utilize the experience of our management to identify development sites with relatively low land prices, primarily in, or within commuting distance to, major population centers. We believe that the location of such sites makes them attractive to our target customers and that the relatively low land prices of these sites enhance our ability to sell our Units at competitive prices.

          TARGET HIGH DEMAND MARKETS. Our Units are primarily targeted to first-time purchasers, young couples, new immigrants and move-up buyers, segments of the population which we believe will continue to generate the highest demand for housing, notwithstanding the cyclical nature of the real estate industry. Through the use of skilled marketing personnel and advertising, we utilize aggressive marketing techniques to target such customers.

          PROVIDE GREATER VALUE TO PURCHASERS. The range of prices for our Units in Israel is usually between $100,000 and $270,000 per Unit, including Value Added Tax ("V.A.T.") of 18%, and between $40,000 and $100,000 in the CEE Region. We strive to differentiate our Units from similarly priced properties by providing one or more optional amenities typically found in more expensive homes, such as ceramic floor tiles, central heating and air conditioning, premium faucets and fixtures, quality kitchen cabinets and marble countertops. These and other features, including private swimming pools in some projects, reflect our strong commitment to provide high added value to our customers.

          MINIMIZE RISK THROUGH PRE-CONSTRUCTION SALES. Our policy is to start marketing and selling Units in our residential developments as soon as practicable after winning a bid or otherwise acquiring rights to develop land. Construction on each section of the development project does not generally begin until we have commitments from purchasers for the sale of a substantial percentage of the Units in that section in the form of a substantial down payment. This policy enables us to reduce our exposure to potential losses from a particular development, as we do not usually incur significant construction expenses before we have sold, or know that we can sell, substantially all of the Units in the development.

          USE FIXED-PRICE OR FIXED PERCENTAGE OF REVENUES "TURN-KEY" CONSTRUCTION AGREEMENTS. We use subcontractors for our developments on a fixed-price or fixed percentage of revenues, "turn-key" basis. We believe that hiring subcontractors allows us to undertake a significantly greater number of development projects than if we employed our own construction teams and allows us to more effectively use our management and financial resources. Also, our use of subcontractors in this manner is consistent with our strategy of minimizing our overhead costs by maintaining a relatively small number of employees. We believe that the combination of close supervision of our subcontractors, combined with our receipt of Performance Guarantees and Warranty Guarantees (as defined below), reduces our construction risks. Our streamlined operations enable us to adjust quickly to changing market conditions.

          USE VARIOUS INVESTMENT STRUCTURES. We utilize one or more of the following investment structures to reduce the risks involved in real estate development:

          - Partnerships with third parties regarding a certain development project, pursuant to which profits and losses are divided among the partners.

          - Joint ventures with landowners or lessees, pursuant to which we pay for rights to develop land out of the proceeds of the sale of the Units constructed by us on the land. In these arrangements the landowner or lessee typically receives either a percentage of the profits or revenues or receives a fixed price per Unit.

          - Joint ventures with landowners or lessees, pursuant to which we acquire rights to develop land in exchange for a specified number of Units to be constructed by us and retained by the landowner or lessee.

          - Option transactions whereby we acquire the option to acquire rights to develop land for minimal cash payments, with final payments subject to receipt of zoning or rezoning approvals.

          - Financial joint ventures with other developers who have acquired the rights but do not have the financial means to develop a particular project, whereby we assist in the financing and development process in return for a percentage of the profits or proceeds.

          - From time to time, when we believe it will maximize our profits from a certain development project and/or reduce its risks, we sell all or part of our rights in such project to another developer.

          EXPAND INTO INTERNATIONAL MARKETS. We are currently involved in several development projects outside of Israel. We intend to expand our business activity in international markets and believe that looking beyond the Israeli market to foreign markets increases our opportunities for growth. We are examining emerging markets with high growth potential in which we can implement our expertise as an experienced developer. The rate and timing of such expansion and the locations of such activities will depend to a great extent upon our evaluation of existing market conditions, estimated profitability and other factors.

ISRAELI REAL ESTATE INDUSTRY - BACKGROUND

          GENERAL

          Since its establishment in 1948, Israel has experienced a high rate of growth, with an increase in population from approximately 600,000 in 1948 to over 6 million today, mainly due to immigration and natural increase of population. During the 1990's Israel's population increased by approximately 25%, to a large extent as a result of immigration from the countries formerly constituting the Soviet Union and from Ethiopia. Although immigration rates have decreased substantially in recent years compared to the early 1990's, the Company believes that given the growth rate of the existing Israeli population and the high rate of immigration into Israel during the first half of the 1990's, the Israeli population will continue to grow in the near future, although not necessarily at the same rate as in previous years.

          The demand for moderately-priced new housing in Israel primarily comes from young families buying their first home, new immigrants leaving the temporary rental market and move-up buyers. As these families become more stabilized, socially and financially, most choose to purchase their own home, creating a strong demand for moderately-priced new housing in Israel, especially in new communities located within a reasonable commuting distance of the major urban areas in Israel. The wave of immigration in the 1990's and the growth of the existing Israeli population, the significant increase in the standard of living and the purchasing power of Israeli consumers, as well as the preference of Israeli residents to own their own homes, have, in our opinion, created the increased demand for real estate properties in the beginning of the 1990's, especially for moderately-priced residential properties. Since 1996 the residential real estate market in Israel has experienced a substantial decrease in demand and in sales prices, as a result of an economic recession Israel is undergoing. The recession has resulted in a substantial decline in the demand for real estate properties and in decreased housing prices, especially outside the large metropolitan areas. This trend has adversely affected the rate of sales of Units in our development projects in Israel.

          LAND AVAILABILITY AND GOVERNMENT POLICY; LONG-TERM LEASE RIGHTS

          The total land area of Israel is approximately 8,440 square miles. Approximately 90% of the land in Israel is owned by the Israeli government and approximately 30% of the land is a sparsely inhabited desert. As a result, the rate and location of new development and construction is largely determined by the policies of the Israeli government, through the Israeli Land Administration (the "Land Administration") and Housing Ministry.

          Through the Land Administration, the Israeli government grants long-term leases for the use of its land rather than selling the land outright. A typical long-term lease is generally entered into for a 49-year period, and may be extended for an additional 49-year period at the option of the lessee, subject to payment of capitalized lease fees for the new term and in some cases new lease terms. The developer typically pays the Land Administration development fees, which represent the full capitalized lease fees for a 49-year period, upon the execution of the development agreement. Upon the completion of the development and the sale of each Unit, the Land Administration will enter into a lease agreement directly with each Unit purchaser. The lessee, although not owning the leased land, nonetheless acquires rights similar in most respects to full ownership rights. The lessee must receive the Land Administration's consent to transfer its leasing rights or to make structural changes in its buildings on the land, which consent is usually granted (although it may be conditioned upon the making of certain payments and administrative formalities).

          LAND ACQUISITION PROCESS

          The Israeli government, through its agencies, awards land for development primarily through a competitive bidding process in which bidders may be required to comply with certain prerequisites and qualifications. A substantial portion of our residential developments in Israel has been, and is likely to continue to be, obtained through such process. The bidding may be for either the price of the land or the sale price of the completed Units. Other development projects are obtained from other developers or from private landowners or lessees of government land, including Kibbutzim (collective communities) or Moshavim (cooperative farming communities).

          GOVERNMENT BIDS

          A substantial portion of our residential developments has been, and is likely to continue to be, obtained through bids conducted by the Land Administration, the Housing Ministry, or both. Invitations to bid are open to qualified, licensed contractors and developers possessing the necessary classification for the specific development. Our C-5 Classification enables us to participate in all bids, subject to specific requirements with respect to particular bids. See "--Regulation." Bids are submitted to the Land Administration or the Housing Ministry, as the case may be, together with a bank guarantee equal to up to 10% of the amount of the bid to secure the developer's obligations under the bid ("Bid Guarantees"). Bid Guarantees submitted in connection with unsuccessful bids are returned to the bidder.

          Following a successful bid, we will enter into development agreements with the Housing Ministry and the Land Administration regarding the timing and scope of the development and provide a Developer Guarantee (as defined below) in place of the Bid Guarantee. Such agreements usually stipulate, among other things, the material provisions we must include in its contracts with Unit purchasers, such as construction timetables, building standards and provisions regarding warranties.

          The price paid by us to the Land Administration for development rights sometimes reflects an incentive discount, based on government policy, of up to 100% of the assessment of the land's basic value. In addition, we are usually required to pay, within a specified time period after winning the bid, an amount set by the Housing Ministry for the infrastructure costs of the area surrounding the tract. The Israeli government then becomes responsible for the development and construction of the infrastructure surrounding the tract where the project is situated, and we, through our subcontractors, complete the development and construction of the infrastructure within the project boundaries.

          Successful bidders are obligated under their development agreements with the Israeli Government to meet specified progress deadlines and to complete development and construction by a specific date. If the developer fails to meet the agreed-upon timetable, the Land Administration or the Housing Ministry may draw upon the Developer Guarantees and/or repossess the land and any related improvements. If the land is repossessed, the developer will generally be paid the amounts previously paid by it, after deduction of certain charges (including liquidated damages), without limiting other remedies available (under law and any applicable agreements) to the Land Administration. In addition, the Land Administration may, at its option, either demand that the developer demolish and remove all improvements and buildings on the land, or pay the developer the value of such improvements as determined by a government appraiser. Alternatively, the Land Administration may leave the development agreement in force, reassess the land and demand the difference between the original price of the land and its current assessed value, thereby eliminating any prior incentive discounts.

          AGREEMENTS WITH OTHER DEVELOPERS

          In some cases, we will enter into agreements with other developers that have won bids for land development pursuant to which we will provide the necessary financial securities required by the banks financing these development projects, in return for an agreed upon amount or a percentage of the project's profits or proceeds. Such agreements often require the consent of the landowner, lessee or the party conveying the rights to develop the land. As of the date of this Report, we are involved in ten such developments, all of them in Israel.

          AGREEMENTS WITH PRIVATE LANDOWNERS AND LONG-TERM LESSEES

          From time to time we will enter into agreements with private landowners and long-term lessees of government land for the purchase of development rights to all or part of their land. Such rights may be acquired for a cash payment or for a percentage of the proceeds received by us from the sale of the Units we develop on the land. Alternatively, we may enter into a joint venture with the lessee or owner of the land, pursuant to which we are responsible for all of the development of Units on the land and the owner or lessee of the land retains the rights to an agreed-upon number of the Units built in the particular development. The landowner or lessee may conduct a bid before selecting a developer for such projects.

          AGREEMENTS WITH KIBBUTZIM OR MOSHAVIM

Large tracts of land in Israel, many of them situated in areas where there is high demand for residential housing, are leased by Kibbutzim (collective communities) or Moshavim (cooperative farming communities) from the Land Administration pursuant to long-term leases. Generally, these land parcels are zoned for agricultural use and may not be developed for residential purposes. In July 1995, due to the high demand in the preceding years for housing and the limited supply of land in Israel, the Land Administration adopted Resolution 727, which allows the Kibbutzim, Moshavim and other lessees of agricultural land to promote the rezoning of the land for residential development. Upon such rezoning, the parcel of land was subdivided. 73% of the rezoned land reverted to the Land Administration while the right to develop the remaining 27% was given to the lessee of the land, usually in conjunction with a real estate developer. In August 2002 the Israeli High Court of Justice ruled that Resolution 727 essentially be repealed and that the government replace it with another rezoning formula. As of the date of this report, an alternative resolution has not yet been suggested by the Israeli Government or by the Israeli Land Administration. Until such new formula is adopted all rezoning originally designated to be rezoned under Resolution 727 which have not yet been approved are halted. The cancellation of Resolution 727 and the expected implementation of a new rezoning formula, which may revert to the Land Administration all of the rezoned land, or a larger portion than was customary under Resolution 727, will likely have a material adverse effect on our business to the extent we engage in joint ventures with lessees of such agricultural land in high-demand areas. To date, we are involved in two projects pursuant to such agreements. Until the adoption of a new rezoning formula, if at all, it is unclear whether we would be able to realize these development projects or the extent to which we may able to realize them. See "--PENDING PROJECTS (KIBBUTZ USHA and BET NEHEMIA)."

DEVELOPMENT AND CONSTRUCTION

          After obtaining a development project and concurrently with seeking financing, we commence the planning and approval process. Our engineers, selected site architects and marketing personnel commence planning of the size and style of Units based on a variety of factors, including geography, target purchasers, local building trends, weather, and zoning restrictions. Our plans are submitted to the municipal and planning authorities for conditional approval of a construction permit. Once the conditional permit is received, we prepare as-built plans and specifications based on which a construction permit is issued.

          We act as a developer or a financer of other developers in connection with virtually all of our business except the building of public projects, where we act as a general contractor. See "--PUBLIC SECTOR CONSTRUCTION PROJECTS." For the construction of our projects, we retain subcontractors on a fixed-price or fixed percentage of revenues, "turn-key" basis who are responsible for completing all phases of construction. The services of independent architectural, design, engineering and other consulting firms are also engaged to assist in development planning. We maintain close supervision of the construction process for each development through our site engineer and supervisor. The subcontractor is required to arrange for supplies and workers and provide the necessary equipment for the completion of the development. We are responsible to the landowner, lessee or party conveying the right to develop the land, in addition to the Unit purchasers, for the overall development, and are also responsible for arranging the necessary project financing, obtaining the necessary permits for construction and maintaining adequate insurance for the projects.

          We have retained subcontractors for all of our current projects on which construction has commenced. To quantify development costs, we seek to fix our costs for work to be performed by subcontractors prior to the commencement of construction. The ability to determine construction expenses in advance, and set Unit prices accordingly, as well as our pre-construction sales policy, minimizes the risks related to our development projects. We also believe that the use of subcontractors increases our ability to undertake a greater number of projects, while at the same time reducing our construction risks, many of which are assumed by the subcontractor. To reduce our exposure, we generally obtain Performance Guarantees from our subcontractors. Such Performance Guarantees are usually equal to approximately 5% of the cost of the work performed by each such subcontractor, which amount we believe is customary in Israel for such guarantees. The Performance Guarantees, if drawn upon, provide us with direct monetary payments. We further reduce our exposure to risk by paying our subcontractors on a milestone basis. In addition or as an alternative to the Performance Guarantees, we often retain a reserve of payments owed to the subcontractor until completion of the construction under the agreement. For these reasons, we currently intend to continue to use subcontractors in the future for our construction activities.

          Substantially all of our agreements with our subcontractors contain penalty provisions in the event of delay in completion of the development or the inadequacy of construction by the subcontractors. We have experienced delays in a substantial number of our projects as a result of different factors. In certain cases, we have collected penalty payments from subcontractors as a result of delays and other breaches of subcontracting agreements. Nevertheless, we are substantially dependent upon our subcontractors to complete our developments in a timely manner and in accordance with contractual specifications. In addition to our development agreements, our agreements with purchasers also require us to complete construction within a specified period of time.

WARRANTIES

          We are obligated for a period of one to ten years after delivery of the Unit (for different components of a Unit) to repair any inadequacies, defects or flaws in the Units under the warranties we give to purchasers and under applicable law. To reduce our exposure to this risk, we require that our subcontractors provide certain bank guarantees as security for performing repair work. We typically require bank guarantees from the subcontractors after completion of the construction equal to approximately 5% of the value of the subcontractor's construction work (the "Warranty Guarantees"). The Warranty Guarantees typically terminate upon the later of (i) one year after the completion of the construction or (ii) the completion of repairs made pursuant to a justified claim made during the one-year period. Although the subcontractors remain contractually liable to us for any defects in their work after the first year, it may become more difficult for us to collect damages for such defects. In addition, we may from time to time receive other forms of guarantees. Even during the one-year period of coverage, the Warranty Guarantees do not obligate the subcontractors to actually perform the repairs, and they do not always adequately cover our cost of making such repairs or any penalties resulting from delays or inadequacies in the construction of the Units. As a result, we have incurred losses resulting from warranty claims.

FINANCING

          BANK GUARANTEES. There are five separate forms of bank guarantees that are provided to, or obtained by, us in connection with the various stages of project development.

          Three such guarantees are obtained by us to secure our performance to the Government (or any other party conveying the right to develop the land) and to the purchasers of Units:

          BID GUARANTEES. When submitting a bid for a project, we must include a Bid Guarantee equal to up to 10% of the amount of the bid to ensure that, if we are selected, we will accept the project. Bid Guarantees are returned to unsuccessful bidders.

          DEVELOPER GUARANTEES. Upon obtaining a project, we enter into a development agreement with the Government (or any other party conveying the right to develop the land). Under the development agreement, we are required to submit Developer Guarantees, which guarantee our obligations under the agreement. The amount of such Developer Guarantees is determined on a case by case basis.

          PURCHASER GUARANTEES. Purchasers of the Units usually pay a substantial portion of the purchase price before and during construction. The bank financing the project, where such funds are deposited, will issue a Purchaser Guarantee to each buyer, which guarantees an amount equal to such funds. Purchaser Guarantees are the most common form of security that developers are required to give purchasers under Israeli law.

          Two additional forms of bank guarantees are provided to us by our subcontractors to ensure the performance and the quality of their work:

          PERFORMANCE GUARANTEES. We require our subcontractors to deliver Performance Guarantees during the construction phase of the project. The Performance Guarantees are typically in an amount equal to approximately 5% of the value of the subcontractor's work. In addition, we may from time to time receive other forms of guarantees.

          WARRANTY GUARANTEES. We usually require our subcontractors to provide us with Warranty Guarantees, which cover their liability with respect to their work for approximately one year after the completion of construction. The Warranty Guarantees are typically in an amount equal to approximately 5% of the value of the subcontractor's work and replace the Performance Guarantees. In addition, we may from time to time receive other forms of guarantees.

          PROJECT FINANCE. Upon being awarded a development project (or soon thereafter), we negotiate a "financing package" with a bank, the scope of which will generally depend on the nature of the specific development and the terms required by the party conveying the right to develop the land. The financing package consists primarily of (i) a line of credit for the development and construction of the project, (ii) an undertaking to issue Purchaser Guarantees, and (iii) an undertaking to issue Developer Guarantees. Pursuant to the terms of a typical financing package, we are required to open an account with the bank in connection with a particular project into which we deposit all of the advance payments from Unit purchases. The bank then releases from time to time the sums required by us to continue the development, subject to approval by a supervisor nominated by the bank for that project. Until completion of the project, we are not entitled to withdraw funds from such account without the bank's consent. In addition to the funds in the bank account, the bank requires collateral in the form of a lien on our right to develop the project under the development agreement and our rights to the land, project-related construction materials and additional proceeds from purchasers.

          EFFECT OF GOVERNMENT BANKING POLICIES AND REGULATIONS. The real estate industry in Israel is affected by the policies of the Israeli Government regarding the availability of bank financing. Since the end of 1995 the industry has been experiencing a decreasing availability of financial resources. The cost of financing has increased in real terms, and additional limitations have been imposed on credit lines granted to developers. In this less favorable climate, we believe that our operating experience, reputation and financial resources provide us with an advantage over many of our competitors and new developers in obtaining financing.

MARKETING

          In most cases, our sales staff sets up an office in a temporary structure at the project site to market the Units. In a few cases, we retain specially selected sales agents with a thorough knowledge of the region to target customers' needs and to assist in sales efforts in return for a commission on sales.

          Developments are advertised through an Internet site, radio and newspaper ads, as well as large signs posted at project sites and key intersections. We use various marketing methods to attract buyers. These include
(i) special discounts, (ii) one or more optional amenities such as ceramic floor tiles, central heating and air conditioning, premium faucets and fixtures, quality kitchen cabinets, marble countertops and private swimming pools, (iii) special drawings for prizes such as trips abroad, and (iv) subsidized bank mortgages and other financing assistance at our expense. Because we offer several diverse styles of Units within the same project, potential buyers of a Unit have a wide range of purchase options.

RESIDENTIAL DEVELOPMENT PROJECTS IN ISRAEL

          Our residential developments in Israel are situated mainly in the central and northern parts of Israel, in close proximity to Israel's three major metropolitan centers: Haifa, Jerusalem and Tel Aviv, each with an estimated population of approximately 450,000, 600,000 and 1,000,000, respectively. We are currently involved in 5 developments which are beyond the "green line" (Israel's 1967 borders), 1 of which are located in areas generally considered part of the metropolitan Jerusalem area.

COMPLETED RESIDENTIAL PROJECTS

          From January 1992 until June 15, 2003, we completed 4,055 Units in 38 developments in Israel and Europe. Most of these Units were sold as of June 15, 2003.

          The following table sets forth information concerning these developments:

                                                                                              RANGE OF   CONSTRUCTION
                                                                           TOTAL       UNITS    SALES     COMPLETION
NAME                                               LOCATION               UNITS(1)      SOLD   PRICE(2)      DATE
----                                               ---------            ----------     -----  --------  -------------
Beit Eliezer 1.................................     Hadera                     166       166    70-120      09/92
Carmiel-Meromey................................     Carmiel                     92        92   100-130      10/94
Carmiel-Hagalil................................     Carmiel                    192       192    70-130      12/94
Givat Ram 1....................................   Kiryat Ata                    78        78   135-160      07/95
Givat Ram 2....................................   Kiryat Ata                    66        66   140-160      10/95
Givat Ram 3....................................   Kiryat Ata                    56        56   150-190      11/95
Orot...........................................    Or Akiva                    847       847    70-100      06/96
Yad Hana.......................................    Bat Hefer                   112       112   120-200      12/96
Givat Machosh..................................     Carmiel                     42        42   170-230      12/96
Givat Ram 5....................................   Kiryat Ata                    40        40   165-200      12/96
Har Yona 1&2...................................    Nazereth                    191       191   100-140      03/97
Beit Eliezer 2.................................     Hadera                     112       112    95-150      03/97
Acre...........................................      Acre                       24        24   120-140      07/97
Carmiel 1......................................     Carmiel                    103       103   110-130      10/97
Modi'in........................................     Modi'in                    120       120   150-180      12/97
Carmiel 2......................................     Carmiel                    120       120   130-160      12/98
Kfar Yona......................................    Kfar Yona                    65        65   150-190      12/98
Pisgat Zeev....................................    Jerusalem                    82        82   120-160      12/98
Carmiel 5......................................     Carmiel                     66        66   130-150       3/99
Har Yona 3.....................................    Nazareth                     48        48   100-130       3/99
Carmiel 3......................................     Carmiel                    131       128   100-140       6/99
Givat Ram 4....................................   Kiryat Ata                    90        89   130-180       9/99
Savyoney Denia 1...............................      Haifa                      57        57   200-350       9/99
Ma'ale Adumim 1................................    Jerusalem                    50        50   200-250      12/99
Kfar Hahoresh 2................................ Migdal Ha'emek                  48        48    90-130      12/99
Kfar Saba......................................    Kfar Saba                    54        54   110-150      12/99
Kfar Hahoresh 1................................ Migdal Ha'emek                  84        84    80-140      12/00
Or Yehuda......................................    Or Yehuda                   300       300    90-130      12/00
Carmiel 6......................................     Carmiel                     71        70   100-170      10/01
Topaz Towers...................................  Petach Tikva                  108       108   150-250       6/01
Argaman Towers.................................  Petach Tikva                   66        66   140-240       7/01
Tiv'on.........................................     Tiv'on                      32        32   200-250       9/01
Ariel 1........................................      Ariel                      60        60    95-150      10/01
Ma'ale Adumim..................................  Ma'ale Adumim                  28        28   200-270      12/01
Prokopsky......................................  Prague, Czech Republic         72        69    80-170       9/01
Shizaf 1.......................................      Haifa                      96        90   120-250      11/02
Eilat 1........................................      Eilat                      14        14   120-170       3/03
Carmiel 7......................................     Carmiel                     72        72    70-130       3/03
                                                                             -----     -----
            TOTAL..............................                              4,055     4,041
                                                                             =====     =====

----------
(1)    Units per project.
(2)    In thousands of Dollars (including V.A.T.).

PENDING PROJECTS

          As of June 15, 2003, we were involved in Israel in the development of approximately 7,982 Units, including approximately 1,292 Units that were being actively marketed and/or constructed, of which approximately 650 have been sold. The development of some of the approximately 6,690 is subject to our decision based on commercial conditions, while the development of the remaining Units is conditioned on obtaining various approvals and is not anticipated to be completed for several years. There is no assurance that these pending projects will be completed in the manner currently contemplated by us, or at all. The following table sets forth information concerning these projects, several of which are more elaborately described below:

                                                                                                       EXECUTION
                                                                                   TOTAL    UNITS       DATE OF
                             NAME                                  LOCATION       UNITS(1)   SOLD      AGREEMENT
                             ----                                  --------       -------    -----     ---------
               BEING MARKETED OR UNDER CONSTRUCTION
Carmiel 4......................................................      Carmiel           40       25        3/96
Shizaf 2 (3)...................................................       Haifa            48        7        4/98
Mashtela(4)....................................................      Tel-Aviv          90       78        2/99
Givat Tal......................................................     Kiryat-Ata        118       40        6/00
Eilat 2........................................................       Eilat            50       45        6/00
Nazareth 3 (2).................................................      Nazareth          48       26       12/00
El-Ad 1 (2)....................................................       El-Ad            79       75        2/01
Nazareth 4(2)..................................................      Nazareth          51       16        3/01
El-Ad 2 (2)....................................................       El-Ad           100      100        6/01
Ma'ale Adumim 4(2).............................................   Ma'ale Adumim        70       70        6/01
Be'er Ora......................................................       Eilat           156       22        5/02
Netania 1 (2) .................................................      Netania           53       32       10/02
Gedera (2) ....................................................       Gedera           90       63       10/02
Netania 2 (2) .................................................      Netania          118        -       12/02
Kiryat Shmona (2)..............................................   Kiryat Shmona       181       51       12/02
                                                                                    -----      ---
     Total Being Marketed or Under Construction................                     1,292      650

               PENDING APPROVAL OR OUR DECISION TO DEVELOP
Ramat Haviv (2)(4)(5)(6).......................................       Haifa         1,277      196       12/95
Binyamina (7)..................................................     Binyamina          40        -       12/98
Psagot Haifa (2)(5)............................................       Haifa             -        -        6/96
Savyoney Denia 2...............................................       Haifa            72        -       11/97
Kiryat Haim (2)(4)(5)..........................................    Kiryat Haim      2,080        -        1/98
Savyoney Denia 3...............................................       Haifa            72        -       12/97
Kibbutz Usha (5)...............................................    Kibbutz Usha     1,777        -       12/98
Bet Nehemia (2)(4)(5)..........................................    Bet Nehemia        363        -        6/99
Bet Nof (2)....................................................       Haifa           168        -        7/99
Ariel 2 (8)....................................................       Ariel           368        -       12/99
Alfey Menashe (2)(8)...........................................   Alfey Menashe        80        -        6/00
Rosh Ha'ain (4)(9).............................................    Rosh Ha'ain        393        -       12/01
                                                                                    -----      ---
     Total Pending Approval....................................                     6,690      196
                                                                                    =====      ===

TOTAL..........................................................                     7,982      846

----------
(1)    Units per project.
(2) These development projects involve joint venture transactions in which the Company owns less than 100% of the project.

(3) The Company's partners in this development project jointly hold approximately 10% of the rights in the project.
(4) These development projects include, in addition the residential Units, certain commercial space.
(5) These development projects relate to land rights obtained from private, municipal and/or institutional landowners or Kibbutzim or Moshavim and are pending compliance with certain conditions, including receipt of approvals by governmental and municipal authorities. Zoning applications with respect to these projects are either still pending or have not yet been submitted and no assurance can be given that these projects will be approved, or approved in the manner and scope requested by the Company. See also "Israeli Real Estate Industry - Background - Agreements with Kibbutzim and Moshavim" above. More detailed information concerning these projects is set forth below. In its zoning applications, the Company determines the number of Units it proposes to develop on the basis of the Company's experience, government policy, projects of similar type and size in the area, and other factors.
(6)    204 Units in this project were completed. See "Ramat Haviv, Haifa" below.
(7) We entered into an agreement with the owners of the land pursuant to which we would develop the land and construct the project in return for 76% of the Units to be constructed on the land. Due to a dispute with the land owners we are currently in the process of an arbitration proceeding. We can not assess when such arbitration proceeding will be concluded and therefore can not estimate the date the work on this project will commence, if at all.
(8) These projects are located in the West Bank beyond the "green line" (Israel's 1967 borders). Due to the escalating and ongoing hostilities between Israel and the Palestinian Authority, we can not assess when it will be possible to commence work on this project, if at all.
(9) We received notice from the Economic Company of Rosh Ha'ain that we and two unaffiliated companies have been declared the winning bidders in a tender for the purchase of land designated for the development of approximately 1,200 residential Units in Rosh Ha'ain, a city in Central Israel located approximately 15 miles from Tel-Aviv. Our share in the project is 393 Units. In return for the land the partnership shall pay approximately 12% of the proceeds of such project. We will develop the land jointly with the two unaffiliated companies and we are currently negotiating with Economic Company of Rosh Ha'ain regarding the final terms of the purchase of the land.

          PSAGOT HAIFA ELDERLY PEOPLE'S HOME LTD. We have executed an agreement (the "Vigat Agreement") with a third party, pursuant to which we have a right to purchase all of the shares of Vigat Ltd., an Israeli company ("Vigat"). Vigat currently owns approximately 20% of Psagot Haifa Elderly People's Home Ltd. ("Psagot"), and has exercised its option to acquire an additional 30% of Psagot, which has the right to develop and operate an elderly people's home on an 8,731 square yard tract in Haifa, Israel (the "Psagot Project"). Psagot has applied for an initial building permit for the Psagot Project. In connection with the Psagot Project, Vigat will be entitled to fees for marketing and, possibly, construction management services to be rendered to Psagot. Psagot acquired the Psagot Project pursuant to an agreement (the "Tract Agreement") executed with the Haifa municipality. The tract is subject to property tax in the amount of approximately NIS 5.4 million, which according to the understandings with the Haifa municipality will be borne by Psagot. Because such tax was not paid when due, the tax authorities threatened to commence bankruptcy proceedings against Psagot, unless the above property tax is paid in full, plus penalties, by February 1999. As of the date hereof, the property tax was not paid, but the tax authorities consented to postpone the proceedings until the finalization of certain objections to the project filed with the planning authorities by third parties. To date, our investment in Vigat amounts to approximately $500,000, not including a bank guarantee to the Haifa municipality in the amount of $275,000.

          KIBBUTZ USHA. In December 1998, we executed an agreement with Kibbutz Usha ("Usha"), replacing previous agreements dated December 1995 and January 1997, for the right to develop for residential purposes agricultural land leased by Usha, a substantial portion of which was preliminarily approved by the Land Administration for rezoning pursuant to Resolution 727. We intend to develop a neighborhood on the land, which we estimate will contain approximately 2,150 Units. Under the terms of the agreement, Usha is entitled to approximately 20% of the proceeds from the sale of Units. The agreement is subject to the receipt of certain approvals, including approval by the Land Administration for the rezoning of the land pursuant to Resolution 727 and the consent of Usha's creditors. The agreement provides for a loan to be given to Usha by us in the amount of NIS 1.6 million in 1999 and between NIS 0.5 million to NIS 1 million, depending on certain milestones related to the rezoning procedures, in each subsequent year until Usha's portion of the proceeds covers the amount of the outstanding loan. The loan shall be repaid out of Usha's proceeds from the project. To date, we have loaned Usha approximately NIS 1.7 million and guaranteed a loan Usha received from a bank in the amount of NIS 500,000. As of the date hereof, we have not yet submitted our plans for this development project to the authorities. The rezoning process is currently delayed until an alternative rezoning formula is adopted to replace Resolution 727 - see "Israeli Real Estate Industry - Background - Agreements with Kibbutzim or Moshavim" above. Until the adoption of such new formula we are not able to assess the effect of the repeal of Resolution 727 on this project or the delay caused thereby. If the agreement with Usha is cancelled, for any reason, including due to the repeal of Resolution 727, Usha shall be required to repay all loans within 24 months of the cancellation. We have submitted to Usha a demand to provide us with additional guarantees for the loans.

          RAMAT HAVIV, HAIFA. In December 1995, we entered into an agreement with the owner of a tract of land in Ramat-Haviv, which is located in southern Haifa on the western slopes of the Carmel mountain, on which the parties currently plan to develop approximately 1,280 Units (subject to receipt of necessary approvals, some of which have already been obtained). Pursuant to the agreement, we will use our best efforts to amend the applicable urban planning scheme to increase the maximum number of Units permitted to be constructed on the tract from 500 to 800 Units, manage the development, construction and marketing of the project, and contribute a portion of the financing required for the project. Under the terms of the agreement, we are restricted from engaging in the construction or marketing of developments competing with and located in close proximity to the Ramat-Haviv project during its construction and marketing phases. Our application to the planning authorities to amend the urban planning scheme, thereby increasing the number of Units to 1,277, was approved, after certain objections to our plan were rejected. Due to our success in the amendment of the plans, we will be entitled to, or bear, as the case may be, 20% of the profits or the losses from the project, and will also receive management and marketing fees equal to an aggregate of 7% of the revenues derived from the sale of residential Units and commercial space in the project. In addition, we claim that our success in the amendment of the urban planning scheme and the increase of the number of Units allowed in this project, entitles us under the agreement to a bonus equal to an additional 16% of the project's profits. We will contribute 20% of the financing required for this project. The initial stage of the project, which encompasses 204 Units was completed. As of the date of this report, we are due approximately NIS 7.5 million from our partners in this development project. In light of rumors that our partners in this project are attempting to sell their portion of the project, we have demanded them to cease these attempts, as we believe such sale may harm our rights under the agreement with them. Recently, our partners in this project sent a notice canceling our agreement with them. It is our opinion that they are not entitled to cancel the agreement and that we are entitled to enforcement of the agreement and to payments of all amounts due to us thereunder.

          KIRYAT-HAIM. In November 1994, we formed, together with Longshore Ltd. ("Longshore") (a unaffiliated private company), Arbel, E.R.J. Enterprise Ltd. ("Arbel"), a company owned at the time equally by us and by Longshore. Arbel and the Haifa branch of the Israeli Workers Union (the "Histadrut") entered into a set of agreements dated November 1994 and January 1998 (the "Stadium Agreements") with respect to the development of the land on which the Stadium in Kiryat-Haim, Israel, is located (which is currently leased by the Histadrut) and the sale to Arbel of 50% of such land. Kiryat-Haim is a suburb of Haifa. According to the Stadium Agreements, Arbel will promote the rezoning of the land. Pursuant to an agreement dated June 1996, Arbel issued to Hapoel Haifa soccer club (which is owned by one of Longshore's shareholders) 5% of Arbel's ordinary shares and to Longshore and us management shares, which entitle each of them to 50% of the voting power in Arbel. In addition, as part of the transaction, Arbel and us financed Hapoel Haifa's soccer team for a total amount of NIS 9 million. Pursuant to the Stadium Agreements, Arbel acquired in January 1998 50% of the Histadrut's rights in the land for NIS 6 million (referred to in this section as the "50% Sale"), and undertook to grant the Histadrut, shortly after receiving the Land Administration's approval for the 50% Sale, a loan (linked to the CPI and bearing no interest), which will be repaid to Arbel out of the Histadrut's share of the project's profits. The principal amount of the loan to the Histadrut is approximately NIS 16.3 million. We received from the Histadrut different collateral for the loan than was agreed upon, and therefore the loan bears interest at the prime rate plus 4% per annum. Arbel and the Histadrut will each be entitled to 50% of the project's profits; provided that whether or not the project is profitable, the Histadrut will be entitled to at least $2,500 for every Unit permitted under the construction permits for the project. The Histadrut will not be responsible for any of the costs of or losses attributable to the development, except for certain payments to the Land Administration and payment of appreciation taxes in connection with the 50% Sale. The Stadium Agreements, excluding the agreement for the 50% Sale, are subject to (i) approval of the 50% Sale to Arbel, and (ii) the approval by local planning authorities to the rezoning of the land by January 2004, and approval by district planning authorities by January 2006. If the rezoning is approved, Arbel will develop the land (including the Histadrut's portion of the land). In addition, Arbel will be entitled to management fees equaling 3% of the project's revenue. The transactions contemplated by the Stadium Agreements require the approval of the Land Administration. In March 1998 the Land Administration principally approved the rezoning of the land on which the Kiryat-Haim Stadium is located, subject to certain conditions. Some of theses conditions have been met. If the plans submitted by Arbel for this project are approved, we estimate that the development will include residential buildings consisting of approximately 2,000 Units, one commercial building and a sports facility. As of June 15, 2003, Arbel has loaned the Histradrut approximately NIS 24 million.

          BET NEHEMIA. In June 1999 we entered into an agreement with an unrelated party and with Bet-Nehemia, an Israeli Moshav located in central Israel, regarding the development for residential purposes of a parcel of agricultural land leased by the Moshav. The development of the land is subject to its rezoning, and was originally designated for rezoning under Resolution
727. We estimated that under Resolution 727 the development project on the portion of the land retained by the Moshav following such rezoning will consist of approximately 360 Units. Our share in this development project is 80% and the unrelated party's share is 20%. In return for the development rights the Moshav shall be entitled to approximately 21% of the project's revenues. The agreement provides for a loan of NIS 14.7 million to the Moshav. Pursuant to an assignment of the loan from the Moshav to certain of its members, the unrelated party and us loaned several members of the Moshav approximately NIS 11.5 million, all of which is secured by bank deposits, rights in land and bank guarantees. The consummation of the transaction is subject to certain licenses and approvals, including the approval of the Israeli Land Administration and other governmental entities, as well as other factors, such as the successful rezoning of the land for residential use and the authorization of a minimum number of residential units. The rezoning process is currently delayed until an alternative rezoning formula is adopted to replace Resolution 727 - see "Israeli Real Estate Industry
- Background - Agreements with Kibbutzim or Moshavim" above. Until the adoption of such new formula we are not able to assess the effect of the repeal of Resolution 727 on this project or the delay caused thereby. In April 2002 the Moshav filed a claim against the unrelated party and us, claiming it is entitled to the release of the collateral to the loan. We believe that the conditions to the consummation of the transactions have not yet been achieved, especially in light of the repeal of Resolution 727, and therefore the Moshav's claim is unfounded.

DEVELOPMENTS ABROAD

          We are currently involved in the different stages of several development projects outside of Israel. Substantially all of our development projects outside of Israel are relatively new and are in the different planning, approval construction or marketing stages. There is no assurance that these projects will be completed in the manner currently contemplated by us, or at all. The rate and timing of any further expansion into foreign markets will depend to a great extent upon our evaluation of existing market conditions, the estimated profitability and other factors regarding such new projects.

          The following table sets forth information concerning our development projects outside Israel, several of which are more elaborately described below:

                                                                                                        EXECUTION
                                                                                   TOTAL     UNITS       DATE OF
                          NAME                                   LOCATION         UNITS(1)    SOLD      AGREEMENT
                          ----                                   --------         --------    ----      ---------
Barandov (1)............................................. Prague, Czech Republic        124    120       12/2000
Quarter 4 (2)............................................   Budapest, Hungary           273    149        7/2001
Rassnitz (2).............................................    Rassniz, Germany           216      -        12/94
Skala (2)(3) ............................................   Budapest, Hungary           600      -       11/2000
Warsaw...................................................     Warsaw, Poland          1,617      -       12/2001
Stodulky................................................. Prague, Czech Republic        900      -        8/2001
Vokovice (1)............................................. Prague, Czech Republic        155      -       11/2001
Gyor (2).................................................     Gyor, Hungary           5,000      -       12/2001
                                                                                      -----    ---
TOTAL....................................................                             8,885    269

----------
(1) These projects are in collaboration with a European bank and other partners.
(2)       These projects also include commercial space.
(3) Currently owned by a related company, under common control with us - see description under HUNGARY below.

          PRAGUE, CZECH REPUBLIC. In May 2000 we purchased a tract of land in Prague, on which we constructed 72 apartments, 69 of which were already sold. Construction of this project was completed in the third quarter of 2001. We sold a 36% interest in this project to a European bank together with other partners. In December 2000 we purchased land measuring approximately 38,000 square feet in the neighborhood of Barandov in Prague. We sold a 36% interest in this project to a European bank together with other partners. Construction of an apartment building on this land, including 124 apartments, has commenced in the third quarter of 2002. As of June 15, 2003, we sold 120 apartments in this project.
In December 2001, a subsidiary of ours purchased a tract of land measuring approximately 118,400 square feet in Prague. The consideration amounts to approximately US$1.7 million. We plan to erect a residential project that shall consist of 155 Units.
In August 2001, a subsidiary of ours entered into a memorandum of understanding regarding the purchase of land measuring approximately 775,000 square feet in Stodulky neighborhood in Prague. The consideration of the purchase is in the amount of US $2.25 million, which will be paid in several installments after receiving building permits. We plan to develop the purchased land into a residential project that will include approximately 900 Units.

          RASSNITZ, GERMANY. In December 1994, a subsidiary of ours (the "Subsidiary"), representing itself and third parties, entered into an agreement, amended in June 1995 and August 1997, with the owners of several tracts of land in Rassnitz, Germany (the "Tracts"), with respect to the purchase of the Tracts. In March 2002 the final plans for this project were approved. According to these plans the Subsidiary plans to build approximately 220 townhouses in this development and some commercial space. We hold a 50% interest in this project. In addition, a partner in the project and ourselves will each be entitled to 2% and 6%, respectively, of the project's revenues, in return for management, financial and marketing services in connection with the development project.

          HUNGARY. A related company, under common control with us, purchased this property in Budapest, Hungary, for approximately US$6 million. Upon purchasing this land, the board of directors of the related company resolved that if it shall be decided to develop the property for residential use, then the property would be offered to us, at terms to be agreed upon when applicable and subject to all approvals required under applicable law. The purchased property is approximately 161,000 square feet and includes a 258,000 square foot building. In September 2002 the related company resolved that the optimal use for the land is residential development. Therefore, a subsidiary of ours entered into an agreement with the related party, pursuant to which in return for providing us with the land we will pay 25% of the project's proceeds.

In July 2001, a subsidiary of ours entered into an agreement for the purchase of a land in the Fourth Quarter of Budapest. In 2002 we commenced development of 273 residential units and commercial space on this land. As of June 15, 2003, 149 of these Units were sold.
In December 2001, a subsidiary of ours entered into a memorandum of understanding with a public Hungarian company with respect to a long termed joint venture in western Hungaria, close to Austrian border. The joint venture is the construction of a residential development project, on a land belonging to the Hungarian company, and shall include approximately 5,000 residential units, office buildings, commercial units and public facilities. Our affiliate is in charge of obtaining necessary permit of change of purpose, as well as of the construction and marketing of the project. The Hungarian company shall be entitled to 11% of the project.

          WARSAW, POLAND. In February 2001 a subsidiary of ours entered into an agreement for the purchase of a tract of land measuring approximately 904,000 square feet, in a suburb of Warsaw, Poland. The land will be purchased in three stages, for an aggregate purchase price of approximately $2.5 million. We estimate that we will be able to construct on the land a project consisting of more than 1,600 residential units, subject to receipt of the necessary permits. The third stage of the project, consisting of more than 850 Units, is subject to the settlement of the sellers' rights in a certain portion of the land. We expect that the development and construction of the project will take approximately five years from commencement, subject to a satisfactory sales rate.

CONSTRUCTION PROJECTS

          From our inception in 1977 until 1990, we were engaged primarily in the construction of public buildings. Although most of our business now is residential development, we may be retained from time to time by different public or governmental institutions, as well as by other entities, as a general contractor for the construction of buildings. As a general contractor, we oversee the construction of the project, but are not responsible for any of the related planning. We usually perform the construction of such projects through subcontractors on a fixed-price, or fixed percentage of revenues, "turn-key" basis. Since 1992, we have completed 20 public projects, including the new arrivals terminal in the Ben-Gurion International Airport, a new wing of the Knesset (the Israeli Parliament), a passenger terminal at Haifa seaport, a convention center in Haifa and several hospital buildings. We are currently not involved in any public sector construction project. We intend to continue our policy of seeking high-visibility projects that are likely to enhance our profitability.

          We are the owners of rights in a tract of land in Carmiel, in the northern part of Israel, pursuant to a development agreement with the Land Administration. After receiving our permission, ERD participated in a tender by the Israeli Government for the construction and long-term operation of a home designated for lodgers referred by the Government, and was declared a winning bidder. In September 2002 we entered into an agreement with ERD for the development of said land, pursuant to which we will develop the land in accordance with ERD's instructions and needs and lease it to ERD for the period of its agreement with the Government, which shall be at least 10 years. Notwithstanding the foregoing, we were granted a put option enabling us to sell the property to ERD for a total amount of approximately NIS 12.5 million. The option is exercisable until the construction of the building is completed, which is expected to occur by the fourth quarter of 2004.

CONSULTING AND MANAGEMENT SERVICES

          In February 1996, together with four other contractors, we won a bid published by Mifal Hapayis (a governmental institution which runs the Israeli national lottery and uses its revenues for the benefit of the public, particularly for the construction of public facilities) for the construction of approximately 75 identical art and science centers on the grounds of different municipalities throughout Israel. The municipalities choose from among us and the other four contractors in awarding a contract for the construction of an art and science center. Pursuant to a non-competition agreement between YEC, ETC and Mr. Yaakov Engel, we transferred the rights in these projects to ETC. See "ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS." The gross revenues for the development and construction of each center were fixed at approximately NIS 12 million.

          In October 1996 we entered into an agreement with ETC, according to which we will supply ETC, upon its request, with management services and with the necessary personnel needed in connection with the development of Mifal Hapayis centers (including an engineer and a foreman and payment of their wages) in return for 3% of the revenues of each center for which we render such services. See "ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS."

          In September 2002 we entered into a management agreement with a private company controlled by Mr. Yaakov Engel, our Chairman of the Board and Chief Executive Officer, pursuant to which we will provide said company with certain management and office services, for a period of nine years, in return for NIS 50,000 per month.

          The table below is a breakdown of our revenues and cost of revenues* from our different fields of activity, on a consolidated basis, for the specified dates.

FIELD OF ACTIVITY                                                   YEAR ENDED DECEMBER 31,
-----------------                                                   -----------------------
                                                           2000                      2001                      2002
                                                           ----                      ----                      ----
                                                                 % OF                      % OF                       % OF
                                                                 ----                      ----                       ----
                                                 $ THOUSANDS  TOTAL SALES  $ THOUSANDS  TOTAL SALES  $ THOUSANDS   TOTAL SALES
                                                 -----------  -----------  -----------  -----------  -----------   -----------
REVENUES

Sale of Housing Units......................           39,293          90%       31,585          99%       36,542           96%
Equity financing development
projects...................................                -            -            -            -        1,514            4%
Contract works in progress.................            2,767           5%            -            -            -             -
Sale of land, and rights in projects.......            1,290           3%            -            -            -             -
Marketing fees....................                       448           1%          452           1%           34            0%
                                                      ------         ----       ------         ----       ------          ----
                    TOTAL REVENUES                    43,798         100%       32,037         100%       38,091          100%
                                                      ------         ----       ------         ----       ------          ----

COST OF REVENUES

HOUSING UNITS UNDER CONSTRUCTION:
    Subcontractors.........................           16,864          44%       17,219          56%       15,893           46%
    Payroll and related benefits...........              526           1%          630           2%          287            1%
    Land...................................           11,472          30%        6,732          22%       11,416           33%
    Other..................................            6,637          17%        5,619          18%        6,944           20%

CONTRACT WORKS IN PROGRESS:
    Subcontractors and related
costs......................................            1,002           3%            -            -            -             -
    Material consumed......................              360           1%            -            -            -             -
    Payroll and related benefits...........              578            %            -            -            -             -
    Other..................................              166           0%            -            -            -             -

COST OF LAND AND RIGHTS IN
PROJECTS...................................              692           2%            -            -            -             -
OTHER......................................              451           1%          377           1%            -             -
                                                      ------         ----       ------         ----       ------          ----
    TOTAL COST OF REVENUES                            38,749         100%       30,577         100%       34,540          100%
                                                      ------         ----       ------         ----       ------          ----

----------
* The US Dollar amounts above are based on the exchange rate as of December 31, 2002 ($1 = NIS 4.737).

REGULATION

          Real estate development and construction are heavily regulated in Israel. Under the Planning and Building Law, the Ministry of the Interior prepares and administers zoning schemes specifying the permitted uses of both urban and rural lands on national, regional and local (municipal) levels. Real estate development plans must be consistent with the applicable zoning scheme or, alternatively, the real estate developer must apply to the relevant authority for a change in zoning. Depending on the extent and nature of the requested zoning change, the application must be submitted to the local, regional, and in rare cases, national, planning authority. The planning authorities include representatives of environmental and other relevant governmental authorities, and approvals for changes in zoning also include approval of such authorities. Changes in zoning, in particular, changes in use such as from agricultural to residential use, may take as long as several years and there can be no assurance that any particular requested changes will be approved.

          If a change in zoning or in the maximum size of the project is approved, the landholder will be required to pay a Betterment Levy based on the amount of the increase in the value of the land.

          According to a regulation known as the "Sheves Regulation", a developer may, subject to certain limitations, increase the number of residential units permitted under the relevant zoning scheme by up to 20% provided the total size of the project (measured in square meters) remains unchanged without payment of the Betterment Levy.

          In the case of government owned land, the developer must obtain the consent of the Land Administration before submitting development plans to the planning authority. If the plan is approved, certain development fees, based upon such factors as the number of additional square meters or Units allowed for construction, must be paid to the Land Administration.

          Once a development plan is approved by the relevant planning authorities, the developer must apply to the local (or municipal) authority for a construction permit for a specific project. Construction permits are issued after ascertaining that the proposed project is consistent with the relevant zoning restrictions, and are subject to compliance with the applicable regulations concerning fire safety, civil defense, utilities and the like. Purchasers can take possession of units only after final approval has been received from the local authority confirming compliance with the conditions of the construction permit.

          All contractors in Israel are required to be registered with the Housing Ministry and are classified according to the type of construction work. Within each classification, a contractor is rated from 1 to 5. The financial scope of a contractor's activities and the size of its projects are dictated by its rating. We are rated as a C-5 classification contractor for general construction, the highest rating, and, as such, is eligible to participate in all development bids and to perform projects of an unlimited financial scope and size. The registration is automatically renewed each year unless there is cause for non-renewal, such as bankruptcy, certain criminal offenses or the failure to maintain the requisite qualified personnel. Developers must also comply with standards set by the Housing Ministry and the Israeli Standards Institution relating to the quality and type of the materials and components used in construction, as well as safety measures.

          Our development operations outside of Israel are also subject to numerous local statutes and regulations regarding the rezoning of land and the approval of the plans regarding each building we intend to construct. From our recent experience, the basic procedures for the approval of a project are similar to the procedures we are acquainted with in Israel, although each country has its unique differences. Because we are not thoroughly familiar with the statutes and regulations in each country we operate in and in order to overcome the geographical distance, we employ local counsel and engineers and have a local manager that oversees each project.

MORTGAGE FINANCING AND GOVERNMENTAL ENTITLEMENT PROGRAMS FOR RESIDENTIAL PURCHASERS

          The main source of financing for the purchase of residential properties in Israel is bank mortgages or mortgages from other financial institutions. Such mortgages in Israel provide for long-term loans to the purchaser requiring monthly payments and are secured by the borrower's rights in the Unit.

          In addition, the Israeli government has established entitlement programs for the purpose of encouraging first-time home ownership. Most entitlement programs relating to home ownership are targeted to newly married couples and new immigrants. The degree of assistance will depend upon the entitlement status of the applicant and the location of the Unit. The policies of the various entitlement programs change from time to time. Currently, certain persons, especially new immigrants, may receive mortgages of up to 90% of the price of the purchased Unit, depending on several factors, through regular loans, subsidized loans and bonuses. However, there can be no assurance that the Israeli Government's policies will not change due to political, economic or other considerations. Any such change of policy could have a material adverse effect on our results of operations.

DISCONTINUANCE OF RENTAL OPERATIONS

          In November 1999 we entered into agreements for the sale of properties designated for long-term lease to Engel Resources and Development Ltd. ("ERD"), an Israeli publicly traded company, which is under the control of our parent company, YEC. Total consideration for these properties was $19.5 million (approximately NIS 84 million). ERD is responsible for all liabilities related to the transferred properties and subsidiaries. The consideration for the sold assets was based on the opinion of independent licensed real estate appraisers.

PROPERTY AND EQUIPMENT

          Our main offices are located at 66 Hahistradrut Avenue, Haifa, in a three-story building, two stories of which are owned by us. We share the second and third floors of the building, approximately 600 square meters, with YEC and its subsidiaries (the "Engel Group"). The remainder of the building is leased to unrelated third parties. We estimate that our office space will be sufficient for our needs for the foreseeable future.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, our Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Report.

GENERAL

          We were incorporated under the laws of Israel in March 1977 and are now one of the leading Israeli residential developers in Israel and the CEE Region. We derive the large majority of our income from the sale of residential Units that we develop.

          Recently, to a large extent because of the economic slowdown existing in Israel in the last few years and after identifying a potential for profitability, we have begun the penetration of certain non-Israeli markets and commenced certain development projects in such countries.

          Since 1996 the Israeli real estate market in Israel has been experiencing a slowdown resulting, among other things, in a reduction in demand and prices, and a decrease in construction starts. Since the beginning of 1998, Israel has been experiencing an economic recession, resulting, among other things, in growing unemployment rates, a relatively low inflation rate and high interest rates. The Israeli real estate industry was adversely affected by the continuing recession, including the moderately-priced housing market, which was initially less affected. Since September 2000, Israel is experiencing continuous escalating hostilities with Palestinians, resulting, among other things, in a downturn in economic activity in Israel, including in the demand for housing. From December 2001 until December 31 2002, the NIS was devalued by 7.3% compared to the US dollar and the inflation rate increased to approximately 6.5% for the year 2002. In the first five months of 2003 there was a strengthening of the NIS compared to the US Dollar, from $1 = NIS 4.737 on December 31, 2002, to $1 =
4.399 in June 15, 2003. Based on the first five months of 2003 the expected annual inflation rate for 2003 is between 1% to 2%.

          The following table reflects the changes in our sales of housing units:

          THE PERIOD             2001               2002                2003*
          ----------             ----               ----                -----
Annual                            266                508                 n/a
1st Quarter                        49                 84                 119
1st Half                           93                258                 216
2nd Half                          173                250                 n/a

----------
*         Until June 15, 2003.

          In the first five months of the year 2003 we sold 216 Units, constituting a certain decrease compared to the corresponding period in 2002. The decrease in sales in the first half of 2003 compared to the first half of 2002 is mainly due to a decrease in sales of homes in Israel, which was partially offset by sales in new projects in the CEE Region and development projects in which we assist in the financing of the equity requirements of other developers' projects in return for a percentage of the development project's revenues.

          The general decrease in sales and in prices in recent years adversely affects our profitability in specific development projects and may also result in delays in the execution of certain development projects and thus, in the rate of income and profit recognition. We cannot estimate the extent of the recession's effect on our future business, results of operations and financial condition.

          The Consolidated Financial Statements are prepared in accordance with Israeli GAAP, which, as described in detail in Note 32 to the Audited Consolidated Financial Statements, differs in certain respects from U.S. GAAP. Effective as of January 1, 2000, new standards applicable to developers and contractors were introduced by the Israeli Standards Accounting Board, that establish new accounting principles for the recognition of income and expenses, as well as the method for measuring and presenting the assets and liabilities related to such construction. These new standards have a major influence on the method of the presentation of our results. For a description of the new applicable revenue recognition rules, see Notes 2K and 2P to our Audited Consolidated Financial Statements.

          We maintain our accounts and present our financial statements in NIS. All NIS amounts reflect the historical amounts adjusted for changes in the general purchasing power of the NIS as measured by changes in the CPI and compiled in the manner explained in Note 2b to the Audited Consolidated Financial Statements for the year ended December 31, 2002. All financial information is presented in adjusted NIS on December 31, 2002. For convenience purposes, certain selected financial data presented herein for the fiscal year ended December 31, 2001, has been translated into Dollars using the representative exchange rate of December 31, 2002 of NIS 4.737 = $1.00. From time to time we may engage in hedging transactions to cover risks of exchange rate fluctuations between the NIS and the U.S. Dollar. With respect to newly adopted Israeli GAAP, see Note 2T of our audited annual financial statements for the year ended December 31, 2002 attached to this Report.

RESULTS OF OPERATIONS FOR THE YEAR 2002 COMPARED TO THE YEARS 2001 AND 2000

          The following table sets forth certain supplementary information for the periods indicated which has been derived from the Company's Audited Consolidated Financial Statements, including the notes thereto, included elsewhere in this Report:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                        2000            2001             2002          2002
                                                                        ----            ----             ----          ----
                                                                                                                   Convenience
                                                                                                                  Translation(1)
                                                                                                                  -------------
                                                                         NIS             NIS              NIS          U.S.$
                                                                         ---             ---              ---          -----
Revenues from residential development                                  186,130         149,619          173,100       36,542
Equity financing development projects                                        -               -            7,174        1,514
Contracting revenues(2)                                                 13,105               -                -            -
Revenues from sale of land, projects and rights in projects              6,111               -                -            -
Revenues from management and marketing fees                              2,124           2,139              137           29
                                                                       -------         -------          -------       ------
    Total revenues                                                     207,470         151,758          180,411       38,085
                                                                       -------         -------          -------       ------

Cost of residential development                                        168,159         143,055          163,615       34,540
Cost of uncompleted contracts, net                                       9,977               -                -            -
Cost of land, projects and rights in projects                            3,280               -                -            -
Cost of management and marketing fees                                    2,137           1,788                -            -
                                                                       -------         -------          -------       ------
    Total cost                                                         183,553         144,843          163,615       34,540
                                                                       -------         -------          -------       ------

Gross profit                                                            23,917           6,915           16,796        3,545

Selling expenses                                                           638             674              565          119
General & administrative expenses                                       14,958          13,363           12,731        2,688
Management fees from a related company, net                              (876)           (913)          (1,558)        (329)
                                                                       -------         -------          -------       ------
      Total expenses                                                    14,720          13,124           11,738        2,478
                                                                       -------         -------          -------       ------

Financing income (expense), net                                        (4,772)           2,685            (940)        (198)
Other income, net(3)                                                       776             915            1,139          240
Income tax benefit (expense), net                                        (117)           2,230          (1,246)        (263)
                                                                       -------         -------          -------       ------
                                                                         5,084           (379)            4,011          846
                                                                       -------         -------          -------       ------

Minority interest in net loss (income) of subsidiaries                     412             550          (2,641)        (558)
                                                                       -------         -------          -------       ------
Net income before cumulative effect of change in accounting
principle, net                                                           5,496             171            1,370          288
Cumulative effect of change in accounting principle, net                 7,925               -                -            -
                                                                       -------         -------          -------       ------
Net income                                                              13,421             172            1,370          288
                                                                       =======         =======          =======       ======

----------
(1)       Calculated at the exchange rate on December 31, 2002 which was NIS
          4.737 = $1.00.
(2)       Represents revenues from construction of public projects.
(3) See Note 31 to the Audited Consolidated Financial Statements for the year ended December 31, 2002.

          REVENUES. Total consolidated revenues increased from approximately NIS 152 million for the year ended December 31, 2001 to approximately NIS 180 million for the year ended December 31, 2002, primarily as a result of an increase in revenues from residential development. Revenue from residential developments was approximately NIS 150 million in 2001 (representing approximately 99% of our revenue) compared to approximately NIS 173 million (approximately 96% of total revenues) in 2002. The increase in revenue from residential development was primarily due to the completion of projects in the CEE Region during the year 2002. From time to time we may realize profits of future projects by way of issuing shares in subsidiaries or by the direct sale of rights in projects as described in Note 25 to the Audited Consolidated Financial Statements.

          GROSS PROFIT. Our gross profit for the year ended December 31, 2002 was approximately NIS 16.8 million compared to approximately NIS 6.9 million for the year ended December 31, 2001. The gross profit margin increased from approximately 5% of revenues for the year ended December 31, 2001 to approximately 9% of revenues for the year ended December 31, 2002, primarily due to the increase in the scope of sales of Units in our projects in the CEE Region. The gross margin of housing activity, which in 2001 was 4% increased to 5% in 2002. In the year 2002 we had had revenues of NIS 7 million from projects in which we finance the equity requirements in development projects of other developers in return for a percentage of the project's revenues, compared to no revenues from this type of projects in the year 2001. The above factors and other similar factors are variable and unpredictable from period to period. Our management believes that to the extent we are involved in projects in which we receive a fixed percent of the project's revenues which significantly exceed our investment in the project, such as the Ramat-Haviv project, such projects will usually contribute toward a higher gross profit margin.

          GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the year ended December 31, 2002 decreased by approximately 11% to approximately NIS 11.7 million compared to approximately NIS 13.1 million for the year ended December 31, 2001. The decrease in selling, general and administrative expenses is mainly due to the decrease in other expenses, wages and the collection of management fees from related companies.

          FINANCING INCOME AND EXPENSES. Net financing expense for the year ended December 31, 2002 was approximately NIS 0.9 million compared to income of approximately NIS 2.7 million for the year ended December 31, 2001. Financing income derived from marketable securities (mainly short term bonds) was approximately NIS 0.5 million for the year ended December 31, 2002 compared to approximately NIS 0.2 million for the year ended December 31, 2001. During each of the years ended December 31, 2002, and December 31, 2001, the net financing income from deposits amounted to approximately NIS 0.6 million. Payment of interest on bank credits was approximately NIS 2 million compared to approximately NIS 3.4 million in 2001. The decrease is primarily due to decrease in the debt to banks, as well as lower effective interest rates accompanied by a higher inflation rate. Interest received from related parties amounted to approximately NIS 1.2 million in 2002, compared to NIS 3.2 million in 2001.

          OTHER INCOME. Other income for the year ended December 31, 2002 amounted to approximately NIS 1.1 million compared to approximately NIS 0.9 million for the year ended December 31, 2001. Other income includes income from rental operation and a capital gain from the sale of 36% of an investment in a non-Israeli corporation.

          INCOME TAXES. The rate of Israeli corporate income tax for the fiscal years 2002 and 2001 was 36%. In 2002 we had tax expense of approximately NIS 1.2 million compared to a tax income of approximately NIS 2.2 million in 2001. The expense from income taxes in 2002 is primarily the result of an increase in current tax expenses due to increased profits recognized for tax purposes in these years.

          NET INCOME (LOSS). As a result of the above-mentioned factors, our net income for the year ended December 31, 2002 was approximately NIS 1.4 million compared to a net income of approximately NIS 0.2 million for the year ended December 31, 2001.

RESULTS OF OPERATIONS FOR THE YEAR 2001 COMPARED TO THE YEAR 2000

          REVENUES. Total consolidated revenues decreased from approximately NIS 207 million for the year ended December 31, 2000 to approximately NIS 152 million for the year ended December 31, 2001, primarily as a result of a decrease in revenues from residential development. Revenue from residential developments was approximately NIS 150 million in 2001 (representing approximately 99% of our revenue) compared to approximately NIS 186 million (approximately 90% of total revenues) in 2000. The decrease in revenue from residential development was primarily due to the completion of projects during the year 2000. Revenues from contracting decreased from NIS 13 million in 2000 to 0 in 2001, primarily due to completion of existing contracting projects and not entering new projects of such nature. From time to time we may realize profits of future projects by way of issuing shares in subsidiaries or by the direct sale of rights in projects as described in Note 25 to the Audited Consolidated Financial Statements.

          GROSS PROFIT. Our gross profit for the year ended December 31, 2001 was approximately NIS 6.9 million compared to approximately NIS 23.9 million for the year ended December 31, 2000. The gross profit margin decreased from approximately 12% of revenues for the year ended December 31, 2000 to approximately 5% of revenues for the year ended December 31, 2001, primarily due to the decrease is the scope of sales of Units in our projects and declining sales prices. The gross margin of housing activity, which in 2000 was 10% decreased to 3% in 2001. Revenues from marketing and management fees amounted to NIS 2 million in the year 2000. The above factors and other similar factors are variable and unpredictable from period to period. Our management believes that to the extent we are involved in projects in which we receive a fixed percent of the project's revenues which significantly exceed our investment in the project, such as the Ramat-Haviv project, such projects will usually contribute toward a higher gross profit margin.

          The gross profit margin derived from public construction projects for the year ended December 31, 2000 was approximately 24%, whereas since the beginning of the year 2001 we have not engaged in any public construction work. Pursuant to Israeli GAAP, public sector construction projects are reported according to the "percentage of completion method" and their profits recognized and recorded when at least 25% of the construction is completed. The gross profit margin from public sector construction projects may fluctuate from period to period due to our revenue recognition method under Israeli GAAP.

          GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the year ended December 31, 2001 decreased by approximately 10% to approximately NIS 13 million compared to approximately NIS
14.7 million for the year ended December 31, 2000. No bonuses were paid to our senior executive officers during the year 2001. Additional decrease in selling, general and administrative expenses is mainly due to the sale of rental properties and subsidiaries that owned such properties to a related company and to a decrease in selling expenses.

          FINANCING INCOME AND EXPENSES. Net financing income for the year ended December 31, 2001 was approximately NIS 2.7 million compared to expenses of approximately NIS 4.8 million for the year ended December 31, 2000. Financing income derived from marketable securities (mainly short term government bonds) was approximately NIS 0.16 million for the year ended December 31, 2001 compared to approximately NIS 2 million for the year ended December 31, 2000. During the year ended December 31, 2001, the net financing income from deposits amounted to approximately NIS 0.6 million compared to approximately NIS 3 million for the year ended December 31, 2000. The decrease is primarily due to the decrease of cash balances in our residential developments due to repayment of short term bank credit and a decrease in interest rates. Payment of interest on bank credits was approximately NIS 3.4 million compared to approximately NIS 11.6 million in 2000. The decrease is primarily due to decrease in the debt to banks, as well as lower effective interest rates accompanied by a low inflation rate. Interest received from related parties amounted to approximately NIS 3.2 million in 2001, compared to NIS 2.1 million in 2000.

          OTHER INCOME. Other income for the year ended December 31, 2001 amounted to approximately NIS 1 million compared to approximately NIS 0.8 million for the year ended December 31, 2000. Other income includes income from rental operation, net of depreciation and operating expenses of approximately NIS 0.2 million. In 2000 we received management fees of approximately NIS 0.1 million from related companies for services regarding certain construction projects.

          INCOME TAXES. The rate of Israeli corporate income tax for the fiscal years 2001 and 2000 was 36%. In 2001 we had tax income of approximately NIS 2.1 million compared to a tax expense of approximately NIS 0.1 million in 2000. The income from income taxes in 2001 is primarily the result of a decrease in current tax expenses due to decreased profits recognized for tax purposes in these years.

          NET INCOME (LOSS). As a result of the above-mentioned factors, our net income for the year ended December 31, 2001 was approximately NIS 0.17 million compared to a net income of approximately NIS 13.4 million for the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

          Our business is capital intensive and the amount of financing it requires depends upon the number of new development projects that we are awarded and the capital investment required for each such project. To date, the most significant sources of our funds have been advance payments from purchasers of Units, bank financing and proceeds from our initial public offering. The Commissioner of the Bank of Israel has issued directives that are intended to limit the overall amount of credit extended to contractors and real estate developers to up to 20% of all loans by Israeli banks. In addition, since 1996, Israeli banks have reduced available project financing from 70% to 80% of development and construction costs to 60% to 65% of such costs. We believe that because of these restrictions, developers with internally generated working capital (such as us) have a competitive advantage as compared to developers without substantial working capital who primarily depend on third party sources for financing. We believe that the importance of working capital in the Israeli development and construction industry will continue to increase as a result of these directives and other factors.

          To date, we have not experienced difficulties in obtaining financing from banks. We expect that we will be able to obtain sufficient additional financing for future development activities. However, there can be no assurance that sufficient additional financing, on terms satisfactory to us, will be available. Failure to obtain additional financing on terms satisfactory, or at all, could have a material adverse effect on our ability to undertake additional projects. Depending upon financing policies of the banking institutions in Israel applicable at any given time, we may be required to seek opportunities outside of Israel where more favorable financing may be available or seek, directly or indirectly, alternative sources of financing, such as the equity or debt securities markets.

          Our residential sales policy requires a significant payment by persons who purchase residential Units prior to construction. Advances paid by purchasers provide us with a substantial portion of the working capital required for its residential development activities. Under Israeli law, we are required to secure payments received from purchasers of residential Units by one of several specified methods. The most popular method of securing such payments is with bank guarantees in an amount equal to the payments received by us from such purchasers. Israeli banks that issue Purchaser Guarantees generally require developers, such as us, to deposit all funds received from purchasers in a closed construction account designated for a specific development project. These funds are released to us from time to time in accordance with the project's needs as determined by a supervisor appointed by the bank. The same bank may also provide us with loans, if necessary, for the completion of the project. The loans are secured by liens in favor of the lending bank on the equipment, buildings and materials located at the construction site, our rights in the sales agreements for Units, our rights in the development contract with the Land Administration and our right to receive proceeds under its insurance policies.

          Our liquid capital resources on December 31, 2002 were approximately NIS 1.7 million which were invested in marketable securities, compared to approximately NIS 1.0 million which were invested in marketable securities on December 31, 2001. In addition, on December 31, 2002, we had approximately NIS 18 million in restricted cash and cash deposits (used to finance construction costs as construction progresses), compared to approximately NIS 7.8 million on December 31, 2001. Short term bank deposit and cash balances amounted to approximately NIS 40 million on December 31, 2002 compared to NIS 41.8 million on December 31, 2001.

          Costs and estimated earnings net of billings and advances on Units under construction decreased from approximately NIS 189 million on December 31, 2001, to approximately NIS 179 million on December 31, 2002, mainly due to the completion of development projects and a decrease in advance payments received from Unit purchasers from NIS 59 million in 2001 to approximately NIS 2 million in 2002. The decrease of approximately NIS 62 million in investments in Units under construction and in profits recognized by us for such Units, from 2001 to 2002, less the NIS 52 million in advance payments from Unit purchasers from 2001 to 2002, explain most of the decrease in costs and earnings net of advances on Units from 2001 to 2002.

          On December 31, 2002, our outstanding liabilities for amounts borrowed from banks was approximately NIS 152 million compared to NIS 151 million on December 31, 2001.

          On December 31, 2002 our current liabilities were approximately NIS 227 million, compared to approximately NIS 218 million on December 31, 2001. Our long-term liabilities on December 31, 2002 were approximately NIS 19 million compared to approximately NIS 17 million on December 31, 2001. The decrease is mainly due to the reclassification of a loan as a short term loan.

          We anticipate, based on our management's internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from operations, together with our existing financing agreements and proceeds of its initial public offering, will be sufficient to meet our working capital and capital expenditure requirements for the completion of our current projects under construction. In the event our plans change, our assumptions change or prove to be inaccurate, business conditions change, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund operations (due to unanticipated expenses or other unforeseen events), we may be required to seek additional financing sooner than currently anticipated. We have no current arrangements with respect to sources of additional financing and there can be no assurance that we would be able to obtain additional financing on terms acceptable to us, or at all.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

          For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the Dollar and other currencies. Since the institution of a new government economic program in 1985, inflation has been reduced significantly and the rate of devaluation has substantially diminished. However, the NIS--Dollar exchange rate has widely fluctuated in these recent years.

          Because governmental policies in Israel link the exchange rate of the NIS to a weighted basket of foreign currencies of Israel's major trading partners, which includes the Dollar, the exchange rate between the NIS and the Dollar fluctuates continuously (generally with a declining trend in the value of the NIS). On December 31, 1998, 1999, 2000, 2001 and 2002 the exchange rate between the NIS and the Dollar was 4.160, 4.153, 4.041, 4.416 and 4.737, respectively. These fluctuations represent decreases (increases) during the preceding twelve-month period of (0.2%), (2.7%), 9.3% and 7.3%, respectively, in the value of the NIS as compared to the Dollar. Exchange rate fluctuations and larger periodic devaluations have an impact on the Dollar equivalent and period-to-period comparisons of our financial results.

          The Bank of Israel has from time to time devalued the NIS in relation to the Dollar and other major world currencies. A devaluation of the NIS in relation to the Dollar will have the effect of decreasing the dollar value of any of our assets, which consist of NIS or receivables payable in NIS (unless such receivables are linked to the Dollar). Such a devaluation would also have the effect of reducing the Dollar amount of any of our liabilities which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any increase in the value of the NIS in relation to the Dollar would have the effect of increasing the Dollar value of any of our unlinked NIS assets and the Dollar value of of our any unlinked NIS liabilities. During recent months we have been witnessing an accelerated devaluation of the NIS compared to the US Dollar. The Representative Rate on June 16, 2003 was NIS 4.354 = $1.00. Subject to further changes in governmental policies and depending on the stability of the Israeli economy, the NIS-Dollar exchange rate may fluctuate more widely in the future than it has in recent years.

          For the years ended December 31, 1998, 1999, 2000, 2001 and 2002 Israeli inflation, as measured by changes in the CPI, increased by 8.6%, 1.3% ,0%, 1.4% and 6.5%, respectively. For financial statements prepared in Dollars, increases in the CPI are offset by devaluation of the NIS as compared to the Dollar. Accordingly, the Dollar value of our revenues and expenses are increased by an amount determined by the amount by which the rate of inflation exceeds the rate of devaluation of the NIS as compared to the Dollar. For the years ended December 31, 1999, 2000, 2001 and 2002, the rate of devaluation of the NIS as compared to the Dollar has exceeded the rate of inflation by approximately (1.5%), (2.7)%, 7.2% and 0.75%, respectively, resulting in an opposite influence.

          Our expenses and revenues are primarily incurred in Israeli currency. Some of our contracts from which revenues are derived are linked to the CPI. Most of our construction related liabilities, as well as a portion of our accounts receivable, are generally linked to the Israeli Building Cost Index (the "BCI"). The difference in fluctuations of the two indexes may materially adversely affect our financial results. In addition, yearly increases in the Dollar value of the items used to describe the results of our operations that are derived from CPI linked (or BCI linked) contracts affect year-to-year comparisons.

          The following table sets forth, for the periods indicated, certain information with respect to the CPI, the rate of inflation in Israel, the rate of devaluation of the NIS in Israel and the rate of inflation adjusted for devaluation.

                                                                  ISRAELI          DEVALUATION        INFLATION
                                                                 INFLATION         (EVALUATION)     ADJUSTED FOR
YEAR ENDED DECEMBER 31,                          CPI(1)          RATE%(2)            RATE%(3)      DEVALUATION%(4)
-----------------------                          ------          ---------         ------------    ---------------
1997..................................           370.6              7.0                 8.8             (1.7)
1998..................................           402.6              8.6                17.7             (7.7)
1999..................................           408.0              1.3                (0.2)             1.5
2000..................................           408.0               -                 (2.7)             2.7
2001..................................           413.8              1.4                 9.3             (7.2)
2002..................................           440.7              6.5                 7.3             (0.75)

---------
(1) For purposes of this table, the CPI figures use the 1987 CPI as a base equal to 100. These figures are based on reports of the Israeli Central Bureau of Statistics and are for December 31 of the respective years.
(2) Inflation is the percentage change in the CPI between the last month of the period indicated and December of the preceding year.
(3) Devaluation (evaluation) is the percentage increase in the value of the Dollar in relation to NIS during the period indicated.
(4) Inflation adjusted for devaluation is obtained by dividing the Israeli inflation rate plus 100 by the annual devaluation rate plus 100, multiplying the result of such division by 100 and subtracting 100 from the result.

                         NIS/U.S. DOLLAR EXCHANGE RATES

                                             AT END OF
                                             ---------
                                              PERIOD(1)       AVERAGE RATE(2)         HIGH         LOW
                                              ---------       ---------------         ----         ---
1997..................................          3.54               3.60               3.61         3.53
1998..................................          4.16               3.80               4.37         3.54
1999..................................          4.15               4.14               4.29         4.01
2000..................................          4.04               4.08               4.19         3.97
2001..................................          4.42               4.21               4.42         4.07
2002..................................          4.74               4.74               4.99         4.44

----------
(1) Exchange rate at period end is the Representative Rate as of December 31 of the year indicated, as reported by the Bank of Israel.
(2) Average rate is the average of the daily Representative Rates during the year.

STATUTORY CORPORATE TAX RATE

          Our income in the year 1996 and thereafter is taxable at the regular Israeli company tax rate of 36%.

FLUCTUATIONS IN OPERATING RESULTS

          Our recognition of revenues has fluctuated substantially from quarter to quarter since our inception due to the realization of revenues in large and concentrated amounts as opposed to a more even distribution of revenues over such periods. Such fluctuations are a result of rules under Israeli GAAP relating to the recognition of homebuilding revenues. We expect such fluctuations in our operating results to continue in the future. In addition, future results of operations may fluctuate significantly based upon factors such as increases in competition, losses incurred with respect to new development projects that may be undertaken in the future, currency fluctuations, political changes, macro economic factors, the continued availability of new development projects and building materials and other circumstances that may not be reasonably foreseeable at this time.

INVESTMENT IN SECURITIES

          In June 1997, our Board adopted a Securities Investment Policy according to which the aggregate value of Specified Marketable Securities (as defined below) held by us may not exceed 5% of our assets as appearing in our most recently filed quarterly financial statements. For the purpose of this policy, the term "Specified Marketable Securities" means shares and/or options and/or warrants and/or convertible debentures traded on any stock exchange or an automated trading system, whether in or outside of Israel, other than government (Israeli or other) bonds or publicly-traded investment-grade debentures. Specified Marketable Securities is defined to exclude certain securities purchased by us for the purpose of a long term or strategic investment, or an acquisition of stock of a company for the purpose of acquiring control in such company. Such Committee of the Board will make all decisions regarding our investments in Specified Marketable Securities. Any exceptions to the policy will require the Committee's approval, together with a unanimous resolution of our Board of Directors. Notwithstanding the above, we will not be obligated to sell Specified Marketable Securities in the event that the value of such securities at a later date shall exceed 5% of the value of our assets as a result of an increase in the value of such securities and/or a decrease in the value of our assets.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          The following table sets forth certain information concerning the directors and executive officers of the Company:

               NAME                                    AGE                  POSITION WITH THE COMPANY
               ----                                    ---                  -------------------------
Yaakov Engel.......................................    54    Chairman of the Board of  Directors,  Chief  Executive
                                                             Officer, and President

Zohar Levy.........................................    35    Chief Financial Officer

Izak Jakobinsky....................................    55    Vice President, Engineering and Operations

Clair Satchi.......................................    56    Vice President, International Activity

Peretz Dinar.......................................    35    Vice President of Marketing


Yitzhak Katz (1)...................................    73    Director

Victor Franco (1)..................................    76    Director

Yaakov Yisraeli....................................    82    Director

William Reifer (1).................................    43    Director

Yoav Aloni.........................................    43    Internal Auditor

----------
(1)        Member of the Audit Committee.

          YAAKOV ENGEL founded Engel General Developers Ltd. in 1977 and has been its Chairman of the Board, Chief Executive Officer and President since such date. Mr. Engel also serves as Chief Executive Officer of each of the other Engel Group companies. Mr. Engel is also chairman of the board of directors of ACS - Tech 80 Ltd. He received a B.Sc. in Mechanics from the Technion Israel Institute of Technology.

          ZOHAR LEVY, CPA (Israel), has been our Chief Financial Officer, as well as Chief Financial Officer for all other Engel Group Companies since 1994. Mr. Levy is also a director of ACS - Tech 80 Ltd. Mr. Levy was employed as an accountant-in-training by Luboshitz Kasierer (a member of the accounting firm of Arthur Andersen), D. Krashes Accountants and Eli Dayan & Co., consecutively, from 1992 to 1994. He received a B.A. degree in Accounting and Economics from the Haifa University.

          IZAK JAKOBINSKY has been our Vice President, Engineering and Operations since 1995. Mr. Jakobinsky holds a B.Sc. degree in Building Engineering and received his Engineering Certification with a specialty in Pre-Fabricated Housing from the Technion Israel Institute of Technology.

          CLAIR SATCHI has been our VP of International Activity since 1999. Ms. Satchi has a Bachelors degree in Economics and Pollitical Science from the Tel-Aviv University. Prior to her employment with us Ms. Satchi was financial general manager of WIZO (Women International Zionist Organization).

          PERETZ DINAR has been our VP of Marketing since May 2003. Mr. Dinar has a Masters degree in Communications and Marketing from the Hebrew University in Jerusalem and has been engaged in the last twelve years in management, marketing and business development positions in several Israeli real estate companies.

          YITZHAK KATZ has been a director since June 1997. Mr. Katz has been president of Dar Plast Ltd. and Y. Katz Ltd., corporations that export plastic products throughout the world, since the 1970's. He is also a director of YEC and ETC.

          VICTOR FRANCO has been a director since June 1997. Mr. Franco was the general manager of several branches of Bank Leumi of Israel, Ltd. from 1967 until his retirement in 1984.

          YAAKOV YISRAELI has been a director since October 1999. Mr. Yisraeli is a civil engineer and currently engages in providing engineering services.

          WILLIAM REIFER has been a director since November 1997. Mr. Reifer has been an independent consultant since 1992. Prior to becoming an independent consultant he was an analyst with Salomon Brothers and Dean Witter. Mr. Reifer received a B.A. degree in accounting and a Masters degree in economics from Queens College.

          YOAV ALONI, CPA (Israel), has been our internal auditor since July 2000. Mr. Aloni is a partner in Kost, Forer & Gabai, certified public accountants, members of the Ernst & Young international network. From 1995 to 2001 Mr. Aloni was a partner at the accounting firm of Zinger -Nir, which merged with Kost, Forer & Gabai.

          Mr. Levy is Mr. Engel's son-in-law and Mr. Katz is Mr. Engel's father-in-law.

          Our directors are appointed by our shareholders in the annual general meeting of shareholders (the "Ordinary General Meeting") and hold office until the next Ordinary General Meeting which is held at least once in every calendar year but not more than fifteen months after the holding of the last preceding Ordinary General Meeting, except for External Directors under the Israeli Companies Law, 1999, which are elected for a period of three years. In the intervals between Ordinary General Meetings, our Board of Directors may appoint new directors to fill vacancies on or increase the number of members of the Board of Directors. The terms of any employment arrangement with respect to directors, including the terms of their employment as officers, must be approved by a general meeting of shareholders. Pursuant to the terms of our Amended and Restated Articles of Association, a majority of the Board of Directors and executive officers must be residents of Israel.

          ALTERNATE DIRECTORS

          Our Amended and Restated Articles of Association provide that any director may appoint, by written notice to us, any individual to serve as an alternate director, subject to the approval of the Board of Directors. The Israeli Companies Law, 1999 (the "Companies Law"), which became effective as of February 1, 2000 and supersedes most provisions of the Israeli Companies Ordinance (new version), 1983, forbids a director or an alternate director to act as an alternate for another director. Any alternate director will have all of the rights and obligations of the director appointing him or her (subject to the provisions of the letter appointing him or her), except the power to appoint an alternate director and the right to receive remuneration as a director. The alternate director may not act at a meeting at which the director appointing him or her is present. Unless otherwise authorized by a special resolution of our shareholders, the alternate director's term will not be for an indefinite time, but will expire when the appointing director ceases to be a director, when the appointing director terminates the appointment of the alternate director, or when an event occurs which results in the termination of the alternate director's appointment by reason of disqualification pursuant to our Amended and Restated Articles of Association.

          INDEPENDENT DIRECTORS; EXTERNAL DIRECTORS

          INDEPENDENT DIRECTORS. Pursuant to the listing requirements of the NASDAQ SmallCap(R) Market, the Company is required to appoint three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise, as well as an audit committee, consisting of all independent directors. The responsibilities of our audit committee include, but are not limited to, reviewing the scope and results of the audits conducted by our auditors. A failure to comply with these requirements may result in the delisting of our Ordinary Shares from the NASDAQ SmallCap(R) Market. Messrs. Franco, Yisraeli and Reifer currently serve as our independent directors ad are the members of our audit committee.

          EXTERNAL DIRECTORS. Under the Companies Law, companies incorporated in Israel whose shares have been offered to the public in or outside Israel are required to appoint at least two external directors (the "External Directors"). The Companies Law details certain standards for the independence of the External Directors. A person may not be appointed as an External Director if such person or its relative, partner, employer or any entity under such person's control, has, as of the date of the person's appointment, any affiliation with the company, any entity controlling the company, or any entity controlled by the company or by its controlling entity. The term "affiliation" includes:

     -         an employment relationship;
     - business or professional relationship maintained on a regular basis;
     -         control; and
     -         service as an office holder.

          No person can serve as an External Director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from such person, directly or indirectly.

          External Directors are appointed by a majority vote of the shareholders' meeting, provided that either:

     - the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or
     - the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the company.

          Under the Companies Law, an External Director is appointed for an initial term of three consecutive years, and may be re-appointed for one additional three-year term. Each committee of a company's board of directors must include at least one External Director. Pursuant to regulations promulgated under the Companies Law, incumbent independent directors of a company whose shares are listed solely on a foreign exchange or quoted on a foreign automatic quotation system (such as NASDAQ) are deemed duly appointed External Directors. Under these regulations, Messrs. Franco and Reifer are deemed External Directors under the Companies Law for a period of three years commencing March 2000, when they were appointed as such by a meeting of the Company's shareholders. Regulations promulgated under the Companies Law set the minimum and maximum compensation, which may be paid to External Directors.

          According to the Companies Law, a company is required to appoint an audit committee (the "Audit Committee"), comprised of at least three directors, including all of the External Directors, but excluding (i) the Chairman of the Board, (ii) any director who is employed by the company or provides services to the company on a regular basis, or (iii) a controlling shareholder or its relative. The audit committee's role is to examine the legality and integrity of a company's business practices, in consultation with the internal controller, and to recommend appropriate courses of action.

          Under the Companies Law, a company's board of directors is also required to appoint an internal controller proposed by the Audit Committee. The role of the internal controller is to examine whether the company's actions comply with the law, and are carried out with integrity and in an orderly business manner. The internal controller may be an employee of the company, but may not be a holder of more than 5% of its shares, its general manager, a member of its board of director, an officer, or a relative of any of the foregoing. In addition, the internal controller may not be the company's independent accountant or its representative.

COMPENSATION

          The following table sets forth certain information with respect to aggregate annual compensation (including all benefits) to, or accrued for, certain of our directors and officers for the year 2002.

                           SUMMARY COMPENSATION TABLE
                               ANNUAL COMPENSATION

NAME AND                                                                                           OTHER ANNUAL
PRINCIPAL POSITION                                       YEAR        SALARY          BONUS         COMPENSATION
------------------                                       ----        ------          -----         ------------
                                                                           ANNUAL COMPENSATION(1)
                                                                           ----------------------
Yaakov Engel (2).....................................    2002       $507,000         45,000              -
Zohar Levy...........................................    2002       $130,000         6,000               -
Izak Jacobinsky......................................    2002       $144,000           -                 -
......................................................    2002           $              -                 -
All directors and officers as a group (3)............    2002      $1,039,000        51,000              -

----------
(1) Not including salaries paid to the spouses of Messrs. Engel and Levy in the aggregate amount of $127,000.
(2) As of April 2002, Mr. Engel is no longer employed by us, but provides us with certain management services through a private company owned by him, in return management fees. See ITEM 7 below. Mr. Engel notified us that as of the consummation of the transfer of our shares owned by him to ERD, as further described in ITEM 7 below, his annual management fees will be decreased by $45,000 per year.
(3)       Including compensation paid to Messrs. Engel and Levy.

SHARE OWNERSHIP

          The following table sets forth, as of June 15, 2003, the number of Ordinary Shares beneficially owned by (i) each of the persons listed in the Compensation Table above and (ii) our directors and officers as a group.

NAME OF BENEFICIAL OWNER                             NUMBER OF SHARES BENEFICIALLY       PERCENTAGE OF OUTSTANDING
------------------------                                              ------------                     -----------
                                                                OWNED (1)                      SHARE CAPITAL
                                                                ---------                      -------------
                                                        CLASS A          CLASS B          CLASS A          CLASS B
                                                        -------          -------          -------          -------
Y.E.E.Y Investments Ltd. 1,5.......................    1,523,476 2      5,000,000 3        42.32%            100%
L.Z. Ashlag Finance Ltd. 4,5.......................     719,569             -              19.99%              -
All directors and officers as a group .............    2,243,045 2      5,000,000 3        62.31%            100%

----------
1         A private company wholly owned by Mr. Yaakov Engel.
2 Including 75,000 Class A Ordinary Shares held by Yaakov Engel Construction Enterprise Company Ltd. ("YEC"), a publicly traded company controlled by Mr. Yaakov Engel.
3         Held by YEC.
4         A private company wholly owned by Mr. Zohar Levy, our CFO.
5 These shareholders entered into a transaction for the transfer of all of their shares to ERD, a subsidiary of YEC. See - ITEM 7 below.

EMPLOYEES AND LABOR RELATIONS

          As of June 15, 2003, we employed approximately 52 employees, including 8 management employees, 8 engineers, 10 marketing employees, 11 accounting employees and 15 administrative employees. The number of employees employed by us has not materially changed over the last five years.

          Israeli law, including orders promulgated by the Israel Ministry of Labor and Welfare, contain provisions concerning, among other things, the length of the work day, vacations, minimum daily wages, insurance for work-related accidents, severance pay, mandatory cost of living adjustments (which compensate employees for a portion of the increase in the Consumer Price Index, or CPI) and other conditions of employment. We provide our employees with benefits and working conditions equal to or exceeding the required minimums.

          Israeli law generally requires severance pay upon the retirement or death of an employee, or termination of employment without cause (as defined by law). Severance payments are equal to the employee's last monthly salary multiplied by the number of years he or she was employed by us. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, including payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 9.5% and the employer contributes approximately 5%.

          A general practice followed by us, although not required by law, is the contribution of funds on behalf of most of its employees to a fund known as "Managers' Insurance." The fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether an employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his salary and we contribute between 13.3% and 15.8% of the employee's salary.

          The liability for severance pay, which is reflected in our Audited Consolidated Financial Statements represents the liability which is not covered by contributions made to the Manager's Insurance policies mentioned above. In order to cover this liability, we make deposits with an approved severance pay funds, and may only make withdrawals from these funds for the purpose of making severance payments to employees.

          Our expenses for salaries and other remuneration in the years 2000 - 2002 were as follows:

          FISCAL YEAR                 OFFICERS                    EMPLOYEES
          -----------                 --------                    ---------
             2000                      $1,347                      $1,737
             2001                        $993                      $1,072
             2002                        $912                        $833

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

          The following table sets forth, as of June 15, 2003, the number of Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares.

                                                                                     AMOUNT BENEFICIALLY     PERCENTAGE
       TITLE OF CLASS                                 NAME                                  OWNED             OF CLASS
       --------------                                 ----                                  -----             --------
  Class A Ordinary Shares             Friedman, Billings, Ramsey Group, Inc.(2)              1,188,447        33.01%
  Class A Ordinary Shares      Yaakov Engel Construction Enterprise Company Ltd.(3)(5)          75,200         2.08%
  Class A Ordinary Shares                  Y.E.E.Y Investments Ltd. (3)(5)                   1,448,476        40.24%
  Class A Ordinary Shares                  L.Z. Ashlag Finance Ltd. (4)(5)                     719,569        19.99%
  Class A Ordinary Shares             All directors and officers as a group (3)              2,243,045         62.3%
  Class B Ordinary Shares        Ya'akov Engel Construction Enterprise Company Ltd.          5,000,000          100%
                                                    ("YEC")(3)(5)
  Class B Ordinary Shares            All directors and officers as a group(3)(5)             5,000,000          100%

----------
(1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all Ordinary Shares shown as beneficially owned by them.
(2) To our knowledge, these shareholders are affiliated with Friedman, Billings, Ramsey & Co., Inc.
(3) A company controlled by Mr. Engel. Mr. Engel, our Chairman of the Board, Chief Executive Officer and President, owns approximately 61.8% of the outstanding ordinary shares of YEC (64.2% on a fully diluted basis) and is Chairman of the Board and Chief Executive Officer of YEC, and therefore may be deemed the beneficial owner of the shares owned directly by YEC. Mr. Engel disclaims ownership of these shares.
(4) A company wholly owned by Mr. Levy. Mr. Levy is our Chief Financial Officer and Mr. Ya'akov Engel's son-in-law.
(5) In May 2003 all necessary corporate approvals were obtained for a reorganization of the entire Engel Group, involving the transfer of all of these parties' shares to ERD, a subsidiary of YEC. The consummation of this transaction is not yet completed.

          As a result of the disproportionate voting power afforded to the Class B Ordinary Shares, YEC (or ERD, after the consummation of the sale of our shares to it as mentioned above), and Mr. Ya'akov Engel as the controlling shareholder of both YEC and ERD, will be able to control our activities and policies, including the election of the entire Board of Directors, and will retain the voting power to approve all matters requiring shareholder approval.

RELATED PARTY TRANSACTIONS

          EMPLOYMENT AGREEMENTS

          Under our current policy, directors who are employees of ours receive no compensation for serving on the Board. Directors who are not employed by us receive an annual fee of NIS 10,000 each. Subject to compliance with the Israeli Companies Law directors are not precluded from serving us in any other capacity and receiving compensation therefore. In addition, all directors are entitled to reimbursement for expenses incurred in connection with their services as such. The aggregate remuneration paid by us to all directors and officers as a group (five persons) who served in the capacity of director or executive officer during the years ended December 31, 2000, 2001 and 2002 was approximately NIS 5,789 million, NIS 3,251 million and NIS 4,434 million, respectively. This includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to our officers, salaries paid to the wives of two executives officers who are employed by us, expenses (including business travel expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

          We entered into a management agreement with a company controlled by Mr. Ya'akov Engel, effective as of April 2002 and replacing Mr. Engel's employment agreement. Pursuant to the management agreement said company will provide us with management services, including primarily the provision of Mr. Engel as our Chairman of the Board, Chief Executive Officer and President, in return for an annual management fee of approximately NIS 1.6 million (after a conditional reduction agreed to recently by the management company), linked to the CPI, with a 5% increase each year. In addition, said management company shall be entitled an additional fee equal to 7.5% of our consolidated profits (adjusted for inflation) before tax; provided, however, that any payment of the bonus amount in excess of $1.5 million per annum is subject to the approval of our Board of Directors, including at least one independent director.

          In July 1997 we entered into an employment agreement with Mr. Zohar Levy, pursuant to which Mr. Levy will receive (i) an annual salary of approximately NIS 408,000 (which is linked to the CPI), and (ii) an annual bonus equal to 1% of our consolidated profits (adjusted for inflation) before tax.

          OTHER RELATED PARTY TRANSACTIONS

          On January 1, 1994, we issued YEC a capital note in the principal amount of NIS 11.9 million. As of January 1, 1997, the principal amount is linked to the CPI and bears interest at the rate of 5% per annum. The outstanding amount of the note as of December 31, 2002, was NIS 12.6 million.

          From time to time, we make loans to other companies in the Engel Group. The greatest aggregate amounts owed to us by pursuant to such loans during the years ended December 31, 2000, 2001 and 2002 were approximately NIS
83.3 million, NIS 25.3 million and NIS 8.1 million, respectively.

          In September 1995 and January 1997, we lent to one of our executive officers (Zohar Levy) NIS 467,000 and NIS 1,216,000, respectively, for the purpose of facilitating the purchase of ordinary shares of YEC. The loans are linked to the CPI, bear no interest and will be repaid from the proceeds of the sale of such shares. The loans are direct obligations of such officer and are secured by such shares. To date, none of the said shares have been sold.

          We guaranteed to a third party the payment of monthly pension disbursements of approximately NIS 34,700 per month, to which such third party is entitled from a company previously controlled by Mr. Engel (which company is no longer a part of the Engel Group). Mr. Engel agreed to indemnify us for any payments we might be required to make under such guarantee.

          As of December 31, 2002, we owned 401,175 shares of YEC, which constituted approximately 3.75% of YEC's outstanding share capital. We also owned 903,736 debentures (Series B) of ETC, representing a loan of NIS 1,439 (as of December 2002), which will be repaid in one additional installment and bears interest at an annual rate of 3.5%, which shall be paid on December 20, 2003.

          Pursuant to a non-competition agreement between YEC, ETC and Mr. Yaakov Engel, we transferred to ETC our rights in several public construction projects that fall within its field of activity.

          We provide ETC with certain limited services, including technical, engineering, maintenance, marketing and office services and use of certain office space. In return, ETC pays us on a quarterly basis for its proportionate share of the full wages of all personnel provided by us in the performance of these services (during any such quarter) plus a fee for the use of the office space up to a maximum total amount of $200,000 per annum. With respect to these services ETC paid us the sums of NIS 876, NIS 913 and NIS 961, respectively, for the fiscal years ended December 31, 2000, 2001 and 2002.

          We provide ETC with certain management, engineering and other personnel services with respect to several of ETC's projects, pursuant to an agreement entered into in October 1996. We are entitled to receive 3% of the revenues from each such project as compensation for these services. During the year 2000 we received for such services the amounts of NIS 100,000. No payments were due for such services since the year 2001.

          In November 1999 we entered into agreements for the sale of properties designated for long-term lease to Engel Resources and Development Ltd. ("ERD"), an Israeli publicly traded company, which is under the control of our parent company, YEC. Total consideration for these properties was $19.5 million (approximately NIS 84 million). ERD is responsible for all liabilities related to the transferred properties and subsidiaries. The consideration for the sold assets was based on the opinion of independent licensed real estate appraisers.

ITEM 8.    FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS

          See "ITEM 18 - FINANCIAL STATEMENTS".

LEGAL PROCEEDINGS

          We are not involved as a defendant in legal proceedings other than ordinary routine litigation incidental to our business, except as follows:

          In August 1998 the receiver of assets of a company that operated in the past as a general contractor filed with the Tel-Aviv District Court a claim against us in the amount of approximately NIS 8.9 million, for money allegedly owed such general contractor in connection with work it performed for us in two of our development projects. We submitted a response to the claim in June 1999.

          In January 1998 we filed a claim in the amount of approximately NIS
15.4 million against the State of Israel for damages sustained by us in relation to the construction of the new wing of the Knesset building (the Israeli parliament), which we performed between 1988 and 1994. In November 1998 the State filed a counterclaim against us in the amount of approximately NIS 17 million for damages due, among other things, to breach of contract. We submitted a response to the counterclaim in January 1999.

          In January 2002, we received a demand by tax authorities related to the year 1996. The amount demanded is approximately NIS 10.9 million, following an increase of income from the amount of NIS 4 million to NIS 23 million. We intend to submit an appeal to this demand.

DIVIDEND POLICY

          We have not adopted a policy on dividend distribution. Since the initial listing of our shares on the NASDAQ SmallCap(R) Market we have distributed cash dividends in the amount of NIS 20 million (approximately $4.9 million) on July 30, 2000, and in the amount of NIS 5 million (approximately $1.2 million) on December 28, 2000.

ITEM 9.    THE OFFER AND LISTING

          Our Ordinary Shares are traded in the United States on the Nasdaq SmallCap(R) Market under the symbol ENGEF.

          The following table sets forth the high and low closing prices of the Ordinary Shares for the periods specified.

                         PERIOD                                LOW                   HIGH
                         ------                                ---                   ----
            LAST SIX MONTHS:
            May 2003                                          $3.500                $3.750
            April 2003                                        $3.500                $3.500
            March 2003                                        $3.500                $3.510
            February 2003                                     $3.260                $3.510
            January 2003                                      $2.840                $3.050
            December 2002                                     $2.270                $2.840

            LAST NINE QUARTERS:
            Q1 2003                                           $2.840                $3.510
            Q4 2002                                           $2.270                $3.530
            Q3 2002                                           $3.530                $3.780
            Q2 2002                                           $3.730                $3.780
            Q1 2002                                           $3.750                $4.000
            Q4 2001                                           $3.530                $4.020
            Q3 2001                                           $3.790                $4.900
            Q2 2001                                           $3.750                $4.250
            Q1 2001                                           $3.875                $4.625

            SINCE IPO:
            2002                                              $2.270                $4.000
            2001                                              $3.530                $4.625
            2000                                              $2.750                $5.250
            1999                                              $1.250                $3.000
            1998                                              $1.875                $8.875
            September-December 1997                           $8.000               $10.000

On June 15, 2003, the closing price of our Ordinary Share as quoted on NASDAQ was $3.1.

ITEM 10.   ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES ASSOCIATION

REGISTER

          Our registration number at the Israeli registrar of companies is 52-004324-1.

OBJECTS AND PURPOSES

          Pursuant to section 2 of our Memorandum of Association, our objects and purposes include, among others, engaging, both in Israel and elsewhere in the world, in the execution, planning and organizing of numerous types of construction and development works, as contractor or subcontractor, both in public projects and private ones; engaging in all commercial and industrial activity in the construction field and related fields. Notwithstanding the above, our Memorandum of Association does not materially preclude us from engaging in any legal activity.

DUTIES OF DIRECTORS AND OFFICERS

          The Israeli Companies Law codifies the duty of care and fiduciary duties of loyalty and good faith that an "Office Holder" owes to a company. The duty of care requires the Office Holder to act with the same degree of care, which a reasonable Office Holder in the same position would have taken under the same circumstances. Each of the persons listed in the table in Item 10 is an Office Holder.

          The Companies Law requires an Office Holder to promptly disclose any personal interest he or she may have in connection with any existing or proposed transaction by the company.

          Neither our Memorandum, our Articles of Association, nor the laws of the State of Israel require retirement or non-retirement of directors at a certain age, or share ownership for director's qualification, nor do they contain any restriction on directors' borrowing powers.

APPROVAL OF CERTAIN TRANSACTIONS

          The Companies Law requires approval by both the Audit Committee and the Board of Directors in the following transactions: (a) proposed transactions in which an Office Holder has a direct or indirect personal interest and which is outside the ordinary course of a company's business, or which is not in accordance with market conditions, or which may materially influence the earnings, assets, or liabilities of a company; (b) actions which may otherwise be deemed to constitute a breach of fiduciary duty of an Office Holder of a company; (c) terms of service of directors (including terms of their employment as officers of the company); and (d) indemnification of Office Holders. In matters referred to in (c) above, and in certain circumstances, the matters referred to in (a), (b), and (d) above, such transactions may also require shareholder approval (including, in certain cases, a specified percentage of disinterested shareholders).

          An Office Holder with an interest in any of the foregoing transactions, which are brought for approval, may not be present at the Audit Committee and Board of Directors meetings where such transaction is being approved, and may not vote thereon. The vote required by the Audit Committee and the Board of Directors for approval of such transactions, in each case, is a majority of the directors who participated in that duly convened meeting.

          The Companies Law requires that an Office Holder promptly disclose any "personal interest" (including a personal interest of certain relatives or a corporation or entity in which the Office Holder or such relative is an interested party) that he may have, and all related material information known to him, in connection with any existing or proposed transaction by the company, and codifies the duty of care and fiduciary duties that an Office Holder has to the company. The company must approve such transactions as not being adverse to the best interests of the company.

DUTIES OF SHAREHOLDERS

          The Companies Law imposes on controlling shareholders of a public company disclosure requirements similar to those imposed on Office Holders. A shareholder holding 25% or more of the voting rights in a company is deemed a controlling shareholder if no other shareholder owns more than 50% of the voting rights.

          In addition, a shareholder has a duty to act in good faith towards the company and the other shareholders and to refrain from abusing its power in the company. A shareholder must also refrain oppressing other shareholders.

DESCRIPTION OF OUR SECURITIES

GENERAL

          The description below is a summary of the material provisions of our Class A Ordinary Shares and the Class B Ordinary Shares, based upon our Amended and Restated Articles of Association and Memorandum of Association. This summary does not purport to be complete.

          We are authorized to issue 25,000,000 Class A Ordinary Shares, par value NIS 0.1 per share, of which 3,600,000 Class A Ordinary Shares are issued and outstanding, and are authorized to issue 15,000,000 Class B Ordinary Shares, par value NIS 0.1 per share, of which 5,000,000 Class B Ordinary Shares are issued and outstanding. The Class A Ordinary Shares and the Class B Ordinary Shares are substantially identical on a share-for-share basis, except that the holders of Class B Ordinary Shares have five votes per share and the holders of Class A Ordinary Shares have one vote per share on each matter considered by shareholders.

          All of our issued and outstanding shares are validly issued, fully paid and non-assessable. Our Ordinary Shares do not have preemptive rights and are not convertible or redeemable.

          VOTING RIGHTS. Each holder of Class A Ordinary Shares shall be entitled to attend all of our meetings of shareholders and, together with the holders of shares of Class B Ordinary Shares and the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter or thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the stockholders. Holders of each class will vote as a separate class with respect to any matter requiring class voting by the Companies Law and/or our Amended and Restated Articles of Association, including any change in the rights attached to the Class A Ordinary Shares or Class B Ordinary Shares such as voting rights, rights to dividends, transferability and similar rights. Holders of Class A Ordinary Shares will be entitled to one voter per share.

          LIQUIDATION RIGHTS. In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, the holders of Class A Ordinary Shares, the holders of the Class B Ordinary Shares and holders of any class or series of stock entitled to participate therewith will be entitled to participate in the distribution of any of our assets remaining after we shall have paid, or provided for payment of, all of our debts and liabilities and after we shall have paid, or set aside for payment to the holders of any class of stock having preference over such shares in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled. The holders of Class A Ordinary shares and Class B Ordinary Shares will participate equally, on a per share basis, in any such distribution of any such assets.

          DIVIDENDS. The Board of Directors may declare interim dividends and recommend a final annual dividend with respect to any fiscal year from profits available for cash dividends after statutory appropriation to capital reserves. Declaration of a final dividend requires shareholder approval at an ordinary meeting of shareholders, which may reduce, but not increase, such dividend from the amount proposed by the Board. Class A Ordinary Shares and Class B Ordinary Shares shall be entitled to participate equally in any dividend declared by us in respect of our Ordinary Shares.

          RESTRICTIONS ON TRANSFER. Fully paid Class A Ordinary Shares are issued in registered form and may be transferred freely (subject to applicable U.S. federal and state securities laws).

CLASS B ORDINARY SHARES

Holders of Class B Ordinary Shares shall have rights identical to those of holders of Class A Ordinary Shares, including with regard to participation in shareholder meetings, participation in distributions of dividends or upon our dissolution, liquidation or winding up, except that holders of Class B Ordinary Shares will be entitled to five votes per share.

          Each Class B Ordinary Share will be automatically converted into a Class A Ordinary Share upon its sale or transfer to any person other than the following transferees: (a) a member of the transferor's immediate family; or (b) Mr. Ya'akov Engel and/or his immediate family; or (c) any entity controlled by any such transferee or any holder on the date of this Report of any of the Class B Ordinary Shares. Presently, there are 5,000,000 Class B Ordinary Shares issued and outstanding, all of which are held by YEC.

          The difference in voting rights increases the voting power of the holders of Class B Ordinary Shares and accordingly has an anti-takeover effect. The existence of the Class B Ordinary Shares may make us a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management, even if such transactions were favored by our shareholders other than the holders of Class B Ordinary Shares. Thus, our shareholders may be deprived of an opportunity to sell their shares at a premium over prevailing market prices in the event of a hostile takeover bid. Those seeking to acquire us through a business combination will be compelled to consult first with the holders of Class B Ordinary Shares in order to negotiate the terms of such a business combination. Any such proposed business combination will have to be approved by our Board of Directors, which is under the control of the holders of Class B Ordinary Shares, and if shareholder approval were required, the approval of the holders of Class B Ordinary Shares will be necessary before any such business combination can be consummated.

SHAREHOLDER MEETINGS

          Under the Companies Law, we are required to hold an annual meeting every year no later than fifteen months after the previous annual meeting. In addition, we are required to hold a special meeting:

          (1)  at the direction of the Board of Directors;
          (2) if so requested by two directors or one fourth of the serving directors; or
          (3) upon the request of one or more shareholders who have at least 5% of the issued share capital and at least 1% of the voting rights or one or more shareholders who have at least 5% of the voting rights.

          If the Board of Directors receives a demand to convene a special meeting, it must publicly announce the scheduling of the meeting within 21 days after the demand was delivered. The meeting must then be held no later than 35 days after the notice was made public.

          The agenda at a shareholder meeting is determined by our Board of Directors. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more shareholders who hold no less than 1% of the voting rights, as long as the proposal is one suitable for discussion at an annual meeting.

          An ordinary General Meeting of the holders of our Ordinary Shares must be held at least once every year, not later than 15 months after the last Ordinary General Meeting, at such time and such place as may be fixed by our Board of Directors. The quorum required for a meeting of the shareholders of the Company consists of at least two shareholders of record, present in person or by proxy, together holding more than one third of the voting power of the outstanding shares with such voting powers. A shareholder meeting will be adjourned for a lack of a quorum if, after fifteen minutes from the time set for the meeting, and in such a case the meeting shall be adjourned until the third business day following the date of the original meeting at the same time and place, or any time fixed by the Chairman of the meeting. At such reconvened meeting, if a quorum is not present within fifteen minutes from the time designated for such adjourned meeting, the shareholder(s) present shall constitute a quorum. A meeting convened by shareholders in which a quorum is not present will be dissolved.

          An ordinary resolution (such as resolutions for the declaration of dividends and the appointment of auditors) requires approval of the holders of a majority of the voting power of the shares represented, in person or by proxy, at the meeting and voting thereon. A special resolution (such as resolutions amending the Memorandum or Articles of Association or regarding certain changes in capitalization, mergers, consolidations, winding up, authorization of a class of shares, and other changes as specified in our Articles of Association) requires approval of the holders of at least 75% of the voting power of the shares represented, in person or by proxy, at such meeting and voting thereon. Such votes are subject to the requirement for separate class voting with respect to any matter requiring class voting by the Companies Law and/or our Amended and Restated Articles of Association, including any change in the rights attached to the Class A Ordinary Shares or Class B Ordinary Shares.

          Under the Companies Law, a notice of an annual meeting must be made public and delivered to every shareholder registered in the shareholders register at least 21 days before the meeting is convened. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than four days, before the date of the meeting. Under the Companies Law, a shareholder who intends to vote a meeting must demonstrate that he owns shares in accordance with the regulations. Under these regulations, a shareholder whose shares are registered with a member of a stock exchange (such as NASDAQ or the Tel Aviv Stock Exchange) must provide us with an authorization from such member regarding his ownership as of the record date.

RIGHT OF NON-ISRAELI SHAREHOLDERS TO VOTE

          Neither our Memorandum of Association, Articles of Association, nor the laws of the State of Israel restrict in any way the ownership or voting of our Ordinary Shares by nonresidents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

ELECTION OF DIRECTORS

          Our Ordinary Shares do not have cumulative voting rights in the election of Directors. Thus, YEC, as holder of Class B Ordinary Shares conferring more than 50% of the voting power, has the power to elect all of our Directors, to the exclusion of the remaining shareholders.

CHANGE OF CONTROL

          Under the Companies Law, a merger requires approval by the Board of Directors and by the shareholders of each of the merging companies. In approving a merger, the Board of Directors must determine that there is no reasonable expectation that, as a result of the merger, the merged company will not be able to meet its obligations to its creditors. Creditors may also seek a court order to enjoin or delay the merger if there is such an expectation that the merged company will not be able to meet its obligations to its creditors. A court may also issue other instructions for the protection of the creditors' rights in connection with a merger.

          Under the Companies Law, a control share acquisition of a public company is prohibited unless a special purchase offer is made to all shareholders, unless there exists a controlling shareholder prior to such acquisition. Such a special purchase offer requires, among other things, that the Board of Directors either recommend that shareholders participate in the purchase offer or state why it cannot do so.

EXCHANGE CONTROLS

          Pursuant to the Currency Control Law, 1978, and its regulations, as amended, non-residents of Israel are permitted to convert Israeli currency into freely repatriable U.S. Dollars or other non-Israeli currency and transfer such currency out of Israel, including converting dividends (if any) on the Ordinary Shares, and any amounts payable upon the dissolution, liquidation or winding up of our affairs, at the exchange rate prevailing at the time of conversion, provided that Israeli income tax has been paid or withheld with respect to such amounts to the extent applicable, or an exemption from such payment or withholding requirements has been obtained.

          Non-residents of Israel may freely hold and trade the Ordinary Shares. The ownership or voting of our securities by non-residents of Israel is not restricted in any way by our Memorandum of Association or Amended and Restated Articles of Association or by the laws of Israel, except with respect to transfer of shares to residents of countries which are in a state of war with Israel.

TAXATION

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          The discussion set forth below is intended only as a summary of the principal United States federal income tax consequences to a holder of our Ordinary Shares who is a United States person and does not purport to be a complete analysis of all potential tax consequences of owning our Ordinary Shares. Investors are advised to consult their tax advisors with respect to the tax consequences of their purchases, including the consequences under applicable state and local law and federal estate tax law, and the application of foreign laws or the effect of nonresident status on United States taxation. The summary of United States income tax laws set out below is based on the United States Internal Revenue Code, Treasury regulations, judicial decisions and published positions of the Internal Revenue Service as of the date hereof and is subject to any changes occurring after that date in United States law or to the tax treaty between the United States and Israel.

          The full amounts must be included without reduction for any Israeli income taxes withheld. United States persons generally may claim the amount of any Israeli income taxes withheld as either a deduction that reduces taxable income or as a dollar-for-dollar credit against federal income tax liability. Individuals who do not claim itemized deductions but instead utilize the standard deduction cannot claim the amount of the Israeli taxes withheld as a deduction from their gross income, but such amounts may be taken as a credit against the individual's federal income tax liability. The Internal Revenue Code sets forth complex limitations on the amount of the credit, which varies in application from taxpayer to taxpayer.

          For purposes of calculating the amount of allowable foreign tax credit, income from foreign sources is divided into several categories. With respect to each category, the maximum amount of credit allowable is the following product: the taxpayer's United States effective tax rate multiplied by his net foreign source income in the category. In the case of individuals, dividends in respect of Ordinary Shares will most likely be categorized as passive income. In general, under the Israel - US income tax treaty, taxes levied by Israel on gain from the sale of Ordinary Shares will be creditable for US Federal income tax purposes.

          Each shareholder should consult his or her tax advisor as to the availability of credits.

          Corporate holders of Ordinary Shares will not be eligible for deduction for dividends received in respect of an Ordinary Share.

          United States shareholders are also referred to "ISRAELI TAXATION - CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS" hereunder for a discussion of the Israeli taxes to which such shareholders may be subject.

          U.S. TAX REFORM ACT OF 1986

          The Tax Reform Act of 1986, or US Tax Reform Act, enacted a complex set of rules limiting the potential utilization of U.S. net operating loss and tax credit carryforwards in periods following a corporate "ownership change." In general, for U.S. federal income tax purposes, an ownership change is deemed to occur if the percentage of stock of a loss corporation owned (actually, constructively and, in some cases, deemed) by one or more "5% shareholders" has increased by more than 50 percentage points over the lowest percentage of such stock owned during a three-year testing period. Subsequent stock ownership changes, or changes in relevant tax laws and interpretations, may result in an ownership change at some date in the future.

ISRAELI TAXATION

          CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

          The following discussion represents a summary of certain Israeli tax laws affecting our U.S. shareholders that are reasonably anticipated to be material to such shareholder, all as in effect as of the date of this Report and all of which are subject to change, possibly on a retroactive basis. To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations.

          EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI AND U.S. FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN SUCH TAX LAWS.

          Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets. Commencing January 1, 1996, the basic rate of corporate tax was 36% on taxable income. However, since January 1, 2003, pursuant to a reform in the Israeli tax regime, taxation of capital gains from non-tradable assets (including securities), for both corporations and individuals, is 25%. The pro-rated portion of the capital gains generated prior to January 1, 2003, is subject to taxation of 36% for corporations and up to 50% for individuals. Commencing on January 1, 2003, the tax rate on the sale of securities of Israeli corporations traded on stock exchanges outside Israel is usually 15%. The pro-rated portion of the capital gains generated prior to January 1, 2003, is subject to taxation of 36% for corporations and up to 35% for individuals. These rates are subject to the provisions of any applicable bilateral tax treaty. The treaty concerning taxation between the U.S. and Israel (the "U.S.-Israel Tax Treaty") is discussed below. Under Israeli law, the gain attributable to inflation derived as of the year 1994 and thereafter, as opposed to real economic gain, is exempt from capital gains tax.

          Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel (for people present in Israel for temporary purposes only), including passive income such as dividends, royalties and interest, as well as non- passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents. See "-U.S.-Israel Tax Treaty" below.

          A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such non-resident's only income from Israel was dividend income and such dividend income was not derived from a business conducted in Israel by the taxpayer.

          U.S. residents generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules in U.S. tax legislation. See "-- U.S.-ISRAEL TAX TREATY" below.

          Israel currently has no estate or gift tax.

          U.S.-ISRAEL TAX TREATY

          Pursuant to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, generally including U.S. corporations, U.S. citizens and permanent residents who maintain a permanent home or habitual abode in the U.S. and who are not Israeli residents for Israeli tax purposes ("Treaty U.S. Resident"), will not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident, being an individual, is present in Israel for periods aggregating 183 days or more during the fiscal year (in which case any gain on the sale, exchange or disposition of Ordinary Shares may be taxable in Israel), and unless such Treaty U.S. Resident, whether or not an individual, holds or is deemed to hold shares representing at least 10% of the voting power of the Company's stock at any time during the 12 month period prior to the sale, exchange or disposition of the shares, subject to certain conditions. The sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company's stock at any time during such preceding 12 month period or who is present in Israel for 183 days or more during the taxable year, would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, if such gain is taxable by Israel because of ownership of 10% or more of the voting power of the Company, the gain would be treated as foreign source income for United States foreign tax credit purposes and such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

          Under the U.S.-Israel Tax Treaty, the maximum Israeli tax on dividends paid to a Treaty U.S. Resident is 25%. The U.S.-Israel Tax Treaty further provides for a maximum tax rate of 12.5% on dividends paid to a U.S. corporation owning 10% or more of the paying Israeli company's voting stock for, in general, the current and the immediately preceding tax years of the Israeli company, provided the paying Israeli company meets certain limitations concerning the amount of its dividend and interest income. The lower 12.5% rate applies only on dividends from income not derived from certain enterprises eligible for Israeli tax incentives in the applicable period; otherwise, a 15% or 25% rate will apply.

DOCUMENTS ON DISPLAY

          We file annual and special reports and other information with the Securities and Exchange Commission ("SEC"). You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's Northeast Regional Offices at 233 Broadway, New York, NY 10279. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

          The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system.

          Our Ordinary Shares are quoted on the NASDAQ SmallCap(R)Market. You may inspect reports and other information concerning Engel General Developers Ltd. at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We are routinely exposed to market risk, primarily changes in interest rates, inflation rates and fluctuations in the NIS/US Dollar exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize these risks through our regular operating and financing activities. From time to time, we may use, when deemed appropriate, derivative financial instruments to hedge some of the exposures described below. We do not hold or trade derivative financial instruments for trading purposes and does not enter into derivative transactions that would be considered speculative positions.

          As our financial statements are prepared in NIS and in accordance with Israeli GAAP, with a convenience translation to US Dollars, exchange rate fluctuations and large periodic devaluation have an impact on the Dollar equivalent and period-to-period comparisons of our financial results. A devaluation of the NIS in relation to the Dollar will have the effect of decreasing the dollar value of any of our assets that consist of NIS or receivables payable in NIS (unless such receivables are linked to the Dollar). Such a devaluation would also have the effect of reducing the Dollar amount of any of our liabilities which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any increase in the value of the NIS in relation to the Dollar would have the effect of increasing the Dollar value of any of our unlinked NIS assets and the Dollar value of any of our unlinked NIS liabilities.

          When the rate of inflation exceeds the rate of devaluation of the NIS as compared to the Dollar, the Dollar value of our revenues and expenses are increased by an amount determined by the amount by which the rate of inflation exceeds the rate of devaluation of the NIS as compared to the Dollar. During years when the rate of devaluation of the NIS as compared to the Dollar exceeds the rate of inflation the opposite influence occurs. We from time to time use hedging transactions to convert U.S. Dollar deposits to NIS linked deposits. In the year 2002 we incurred a decrease in income of NIS 3 million compared to the year 2001 as a result of a decrease in the adjusted devaluation rate in the year 2002 compared to the adjusted devaluation rate in the year 2001.

          Our expenses and revenues are primarily incurred in Israeli currency. Some of our contracts from which revenues are derived are linked to the CPI. Most of our construction related liabilities, as well as a portion of our accounts receivable, are generally linked to the Israeli Building Cost Index (the "BCI"). The difference in fluctuations of the two indices may materially adversely affect our financial results. In addition, yearly increases in the Dollar value of the items used to describe the results of our operations that are derived from CPI linked (or BCI linked) contracts affect year-to-year comparisons. To the extent our cash and cash equivalents exceed its short-term funding requirements, we may invest its excess cash and cash equivalents in longer-term high-quality financial instruments. Such investments, if made, will be subject to changes in interest rates.

          The majority of our cash deposits cover short-term funding. We hold such deposits in NIS linked interest-bearing accounts, as a means of protection against the effects of inflation.

PART II

ITEM 15.   CONTROLS AND PROCEDURES

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our president and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and carried out, can only provide reasonable assurance of achieving the desired objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. Within 90 days prior to the date of this Report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of the President and CFO. The result of our evaluation was that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date said evaluation was completed.

PART III

ITEM 18.   FINANCIAL STATEMENTS

                                                                         PAGE
                                                                         ----
Independent Auditors Report...........................................    F-1
Balance Sheets........................................................    F-3
Statements of Operations..............................................    F-4
Statement of Changes in Shareholders' Equity..........................    F-5
Statements of Cash Flow...............................................    F-6
Notes to the Financial Statements.....................................    F-8
Appendix - List of Investee Companies.................................   F-57
Appendix-Independent Auditors Report of Certain Subsidiaries..........   F-58

ITEM 19.  EXHIBITS

EXHIBIT NO.
-----------

3.1       Memorandum of Association (1).
3.2       Amended Articles of Association (1).
4.1       Specimen Ordinary Share Certificate (1).
8         List of Subsidiaries (2).
10.1      Employment Agreement between the Registrant and Ya'akov Engel (1).
10.4 Certifications Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------
(1) Incorporated herein by reference to the corresponding numbered exhibits filed with our Registration Statement (Registration No. 333-7560) on Form F-1, as amended, and declared effective under the Securities Act of 1933, as amended, by the Securities and Exchange Commission on September 30, 1997.
(2) Incorporated herein by reference to the corresponding numbered exhibits filed with our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                  ENGEL GENERAL DEVELOPERS LTD.


                                    By: /s/ YAAKOV ENGEL
                                       --------------------
                                          Yaakov Engel
                                        President and CEO

Dated:   June 30, 2003

                                 CERTIFICATIONS

I, Yaakov Engel, certify that:

   1. I have reviewed this annual report on Form 20-F of Engel General Developers Ltd.;

   2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

   3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

   4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

   5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

   6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                             /S/ YAAKOV ENGEL
                                             -----------------------------------
                                             Yaakov Engel
                                             PRESIDENT, CHAIRMAN OF THE BOARD
                                             AND CHIEF EXECUTIVE OFFICER

Date: June 30, 2003

                                 CERTIFICATIONS

I, Zohar Levy, certify that:

   1. I have reviewed this annual report on Form 20-F of Engel General Developers Ltd.;

   2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

   3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

   4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

   5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

   6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                             /S/ ZOHAR LEVY
                                             -----------------------------------
                                             Zohar Levy
                                             CHIEF FINANCIAL OFFICER

Date: June 30, 2003

                                                                 EXHIBIT 10.4(i)

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Engel general Developers Ltd. (the "Company") on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Yaakov Engel, President, Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that:

   (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

   (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/S/ YAAKOV ENGEL
------------------------------------------
Yaakov Engel
President, Chairman of the Board and
Chief Executive Officer
June 30, 2003

                                                                EXHIBIT 10.4(ii)

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Engel General Developers Ltd. (the "Company") on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Zohar Levy, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

   (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

   (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/S/ ZOHAR LEVY
----------------------------
Zohar Levy
Chief Financial Officer
June 30, 2003

                          ENGEL GENERAL DEVELOPERS LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2002

                          ENGEL GENERAL DEVELOPERS LTD.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2002

                                                                          PAGE
                                                                          ----
INDEPENDENT AUDITORS' REPORT                                              1-2


CONSOLIDATED FINANCIAL STATEMENTS:


  BALANCE SHEETS                                                           3


  STATEMENTS OF OPERATIONS                                                 4


  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                            5


  STATEMENTS OF CASH FLOWS                                                6-7


  NOTES TO FINANCIAL STATEMENTS                                           8-56


APPENDIX - LIST OF INVESTEE COMPANIES                                      57

                          INDEPENDENT AUDITORS' REPORT
                             TO THE SHAREHOLDERS OF
                          ENGEL GENERAL DEVELOPERS LTD.

We have audited the accompanying consolidated balance sheets of Engel General Developers Ltd. (the "Company") and its investee companies as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 2002 (expressed in New Israeli Shekels). These financial statements are the responsibility of the Company's management and board of directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain investee companies, whose total assets included in consolidation constitute 14.7% and 7.9% of total consolidated assets as of December 31, 2002 and 2001, respectively, and whose total revenues included in consolidation constitute 10.5%, 3..2% and 7.2% of total consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these companies is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its investee companies as of December 31, 2002 and 2001, and the consolidated results of their operations, changes in shareholders' equity and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the financial position and results of operations as of the dates and for the years presented to the extent summarized in Note 34.

As explained in Note 2B, the aforementioned financial statements are presented in values adjusted for changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
April 16, 2003

                          ENGEL GENERAL DEVELOPERS LTD.
                           CONSOLIDATED BALANCE SHEETS
                        ADJUSTED TO NIS OF DECEMBER, 2002
                         (NIS and dollars in thousands)

                                                                                          AS OF DECEMBER 31,
                                                                                -------------------------------------
                                                                                    2001         2002         2002
                                                                                 ----------   ----------  -----------
                                                                                                          CONVENIENCE
                                                                                                          TRANSLATION
                                                                                                          -----------
                                                                       NOTE          NIS          NIS        U.S.$
                                                                    ----------   ----------   ----------  -----------
A S S E T S

  CURRENT ASSETS
   CASH AND CASH EQUIVALENTS                                               3            862        2,128          449
   SHORT-TERM BANK DEPOSITS                                                4         41,787       39,566        8,353
   RESTRICTED CASH AND BANK DEPOSITS                                       5          7,858       18,047        3,810
   MARKETABLE SECURITIES                                                   6          1,044        1,684          355
   TRADE ACCOUNTS RECEIVABLE                                               7          6,282       27,594        5,825
   OTHER RECEIVABLES                                                       8         23,937       28,019        5,915
   SHORT-TERM LOANS TO RELATED COMPANIES                                   9         25,316        8,077        1,705
   INVENTORY OF APARTMENTS HELD FOR SALE                                  10         29,937       18,757        3,960
   HOUSING UNITS UNDER CONSTRUCTION, NET OF CUSTOMERS' ADVANCES           11        189,481      179,050       37,798
                                                                                 ----------   ----------   ----------
       TOTAL CURRENT ASSETS                                                         326,504      322,922       68,170

  NON-CURRENT INVENTORY                                                   12          9,451        8,879        1,874

  LONG-TERM INVESTMENTS AND LOANS                                         13         44,356       46,929        9,907

  RENTAL PROPERTIES                                                       14          4,887        4,739        1,000

  FIXED ASSETS                                                            15          2,849        2,459          519

  DEFERRED CHARGES, NET                                                   16          4,178        4,178          882
                                                                                 ----------   ----------   ----------
       TOTAL ASSETS                                                                 392,225      390,106       82,352
                                                                                 ==========   ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

  CURRENT LIABILITIES
   SHORT-TERM BORROWINGS                                                  17        151,243      151,647       32,013
   TRADE ACCOUNTS PAYABLE                                                 18         17,604       15,382        3,247
   OTHER PAYABLES AND ACCRUALS                                            19         36,790       47,072        9,937
   CAPITAL NOTE                                                           20         11,983       12,583        2,656
                                                                                 ----------   ----------   ----------
       TOTAL CURRENT LIABILITIES                                                    217,620      226,684       47,853

  LONG-TERM LIABILITIES
   EMPLOYEES' RIGHTS UPON RETIREMENT, NET                                 21             --           --           --
   LONG-TERM LOANS                                                        22         16,597           --           --
                                                                                 ----------   ----------   ----------
       TOTAL LONG-TERM LIABILITIES                                                   16,597           --           --

  COMMITMENTS AND CONTINGENCIES                                           23

  MINORITY INTEREST                                                                     458        2,544          537

  SHAREHOLDERS' EQUITY                                                    24
   ORDINARY SHARES OF NIS 0.1 PAR VALUE (AUTHORIZED -
       25,000,000 CLASS A AND 15,000,000 CLASS B, ISSUED AND
       OUTSTANDING - 3,600,000 CLASS A AND 5,000,000 CLASS B)                         1,145        1,145          242
   ADDITIONAL PAID-IN CAPITAL                                                       116,484      116,484       24,590
   CAPITAL RESERVES                                                                  14,719       14,719        3,107
   TRANSLATION ADJUSTMENTS                                                               --        1,958          414
   RETAINED EARNINGS                                                                 25,202       26,572        5,609
                                                                                 ----------   ----------   ----------
       TOTAL SHAREHOLDERS' EQUITY                                                   157,550      160,878       33,962
                                                                                 ----------   ----------   ----------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   392,225      390,106       82,352
                                                                                 ==========   ==========   ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                          ENGEL GENERAL DEVELOPERS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        ADJUSTED TO NIS OF DECEMBER, 2002
              (NIS and dollars in thousands, except per share data)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                      ------------------------------------------------------------
                                                                         2000             2001            2002            2002
                                                                      -----------     ------------     -----------    ------------
                                                                                                                       CONVENIENCE
                                                                                                                       TRANSLATION
                                                                                                                      ------------
                                                        NOTE             NIS              NIS              NIS            U.S.$
                                                       -------        -----------     ------------     -----------    ------------
REVENUES                                                   25            207,470          151,758         180,411          38,085

COST OF REVENUES                                           26            183,553          144,843         163,615          34,540
                                                                      -----------     ------------     -----------      ----------
      GROSS PROFIT                                                        23,917            6,915          16,796           3,545

SELLING, GENERAL AND
     ADMINISTRATIVE EXPENSES, NET                          27             14,720           13,124          11,738           2,478
                                                                      -----------     ------------     -----------      ----------

      OPERATING INCOME (LOSS)                                              9,197           (6,209)          5,058           1,067

FINANCING INCOME (EXPENSES), NET                           28             (4,772)           2,685            (940)           (198)

OTHER INCOME, NET                                          29                776              915           1,139             240
                                                                      -----------     ------------     -----------      ----------

      INCOME (LOSS) BEFORE INCOME
        TAX BENEFIT (EXPENSE), NET                                         5,201           (2,609)          5,257           1,109

INCOME TAX BENEFIT (EXPENSE), NET                          30               (117)           2,230          (1,246)           (263)
                                                                      -----------     ------------     -----------      ----------

                                                                           5,084             (379)          4,011             846
MINORITY INTEREST IN NET
    LOSS (PROFIT) OF SUBSIDIARIES                                            412              550          (2,641)           (558)
                                                                      -----------     ------------     -----------      ----------

      NET INCOME BEFORE
        CUMULATIVE EFFECT OF CHANGE
        IN ACCOUNTING PRINCIPLE, NET                                       5,496              171           1,370             288

NET CUMULATIVE EFFECT OF CHANGE
    IN ACCOUNTING PRINCIPLE                                                7,925               --              --              --
                                                                      -----------     ------------     -----------      ----------

          NET INCOME                                                      13,421              171           1,370             288
                                                                      ===========     ============     ===========      ==========

BASIC AND DILUTED EARNINGS
 PER ORDINARY SHARE

    EARNINGS PER SHARE BEFORE NET
      CUMULATIVE EFFECT OF CHANGE
      IN ACCOUNTING PRINCIPLE                                               0.64             0.02            0.16            0.03
    CUMULATIVE EFFECT OF CHANGE IN
      ACCOUNTING PRINCIPLE PER SHARE, NET                                   0.92               --              --              --
                                                                      -----------     ------------     -----------      ----------
    TOTAL EARNINGS PER SHARE                                                1.56             0.02            0.16            0.03
                                                                      ===========     ============     ===========      ==========

    :NET INCOME USED TO COMPUTE
      EARNINGS PER SHARE BEFORE NET
        CUMULATIVE EFFECT OF CHANGE
        IN ACCOUNTING PRINCIPLE                                            5,496              171           1,370             288
      EARNINGS PER SHARE FROM CUMULATIVE
        EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET                      7,925               --              --              --
                                                                      -----------     ------------     -----------      ----------
                                                                          13,421              171           1,370             288
                                                                      ===========     ============     ===========      ==========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
      SHARES OUTSTANDING - IN THOUSANDS                                    8,600            8,600           8,600           8,600
                                                                      ===========     ============     ===========      ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                         ENGEL GENERAL DEVELOPERS LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        ADJUSTED TO NIS OF DECEMBER, 2002
                         (NIS and dollars in thousands)

                                                                                    ADDITIONAL
                                                         NO. OF         SHARE        PAID-IN        CAPITAL     TRANSLATION
                                                         SHARES        CAPITAL       CAPITAL       RESERVES     ADJUSTMENTS
                                                        -----------   -----------   -----------   -----------   -----------
                                                           NIS           NIS           NIS           NIS
                                                        -----------   -----------   -----------   -----------   -----------
    BALANCE - JANUARY 1, 2000                                8,600         1,145       116,484         6,422            --

SALE OF SUBSIDIARIES AND RENTAL
 PROPERTIES TO A RELATED COMPANY                                                                       6,933

CASH DIVIDENDS PAID

NET INCOME FOR THE YEAR

                                                        -----------   -----------   -----------   -----------   -----------

    BALANCE - DECEMBER 31, 2000                              8,600         1,145       116,484        13,355            --

 SALE OF RENTAL PROPERTIES TO A RELATED COMPANY                                                          526

 ISSUE OF SHARES TO A THIRD PARTY BY A SUBSIDIARY                                                        838

NET INCOME FOR THE YEAR

                                                        -----------   -----------   -----------   -----------   -----------

    BALANCE - DECEMBER 31, 2001                              8,600         1,145       116,484        14,719            --

ADJUSTMENTS FROM TRANSLATIONS OF
 INVESTEES' FINANCIAL STATEMENTS                                                                                    1,958

NET INCOME FOR THE YEAR

                                                        -----------   -----------   -----------   -----------   -----------

    BALANCE - DECEMBER 31, 2002                              8,600         1,145       116,484        14,719         1,958
                                                        ===========   ===========   ===========   ===========   ===========

                                                     RETAINED
                                                     EARNINGS       TOTAL
                                                    -----------  -----------
                                                        NIS           NIS
                                                    -----------  -----------
    BALANCE - JANUARY 1, 2000                           38,470      162,521

SALE OF SUBSIDIARIES AND RENTAL
 PROPERTIES TO A RELATED COMPANY                                      6,933

CASH DIVIDENDS PAID                                    (26,860)     (26,860)

NET INCOME FOR THE YEAR                                 13,421       13,421
                                                    -----------  -----------
    BALANCE - DECEMBER 31, 2000                         25,031      156,015

  SALE OF RENTAL PROPERTIES TO A RELATED COMPANY                        526

  ISSUE OF SHARES TO A THIRD PARTY BY A SUBSIDIARY                      838

NET INCOME FOR THE YEAR                                    171          171
                                                    -----------  -----------
    BALANCE - DECEMBER 31, 2001                         25,202      157,550

ADJUSTMENTS FROM TRANSLATIONS OF
 INVESTEES' FINANCIAL STATEMENTS                                      1,958

NET INCOME FOR THE YEAR                                  1,370        1,370

                                                    -----------  -----------

    BALANCE - DECEMBER 31, 2002                         26,572      160,878
                                                    ===========  ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

                          ENGEL GENERAL DEVELOPERS LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        ADJUSTED TO NIS OF DECEMBER, 2002
                         (NIS AND DOLLARS IN THOUSANDS)

                                                                                             YEAR ENDED DECEMBER 31,
                                                                             ------------------------------------------------------
                                                                                2000           2001          2002          2002
                                                                             ------------------------------------------------------
                                                                                                                        CONVENIENCE
                                                                                                                        TRANSLATION
                                                                                                                        -----------
                                                                                NIS             NIS           NIS           U.S.$
                                                                             ----------       --------     ---------    -----------
CASH FLOWS - OPERATING ACTIVITIES

   NET INCOME FOR THE YEAR                                                      13,421            171         1,370           288
     ADJUSTMENTS TO RECONCILE NET INCOME
       TO NET CASH USED IN OPERATING ACTIVITIES (APPENDIX A)                   (66,043)        25,780           614           130
                                                                             ----------       --------     ---------    -----------
         NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                   (52,622)        25,951         1,984           418

CASH FLOWS - INVESTING ACTIVITIES

   SHORT-TERM BANK DEPOSITS                                                      4,812         (1,771)        2,250           475
   INVESTMENT IN NON-CURRENT INVENTORY                                            (699)          (420)           --            --
   INVESTMENT IN RENTAL PROPERTIES AND FIXED ASSETS                            (41,799)        (2,424)         (356)          (75)
   PROCEEDS FROM DISPOSITION OF RENTAL PROPERTIES AND FIXED ASSETS                 545            391            39             8
   PROCEEDS FROM THE SALE OF AN INVESTMENT IN A SUBSIDIARY                          --             --           915           193
   DECONSOLIDATION (APPENDIX B)                                                  4,314             --            --            --
   INVESTMENTS IN MARKETABLE SECURITIES                                         (7,015)            --            --            --
   PROCEEDS FROM SALE OF MARKETABLE SECURITIES                                  16,823            243         1,513           319
   COLLECTION OF LONG-TERM LOANS                                                   245             --            --            --
   PROCEEDS FROM LONG-TERM DEBT                                                  2,961          1,662            --            --
   INVESTMENTS IN LONG-TERM DEBT                                                (1,317)          (923)         (163)          (34)
                                                                             ----------       --------     ---------    -----------
         NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                   (21,130)        (3,242)        4,198           886

CASH FLOWS - FINANCING ACTIVITIES
   REPAYMENT OF LONG-TERM LOANS                                                 (1,011)          (842)       (1,464)         (309)
   PROCEEDS FROM LONG-TERM LOANS                                                11,173            136            --            --
   SHORT-TERM CREDIT FROM BANKS                                                104,249       (103,146)      (17,560)       (3,707)
   DECREASE (INCREASE) IN BALANCES OF RELATED COMPANIES, NET                   (18,072)        79,080        14,082         2,973
   CASH DIVIDENDS PAID                                                         (26,860)            --            --            --
                                                                             ----------       --------     ---------    -----------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                    69,479        (24,772)       (4,942)       (1,043)

TRANSLATION DIFFERENCES IN RESPECT OF INVESTMENTS AND CASH
   BALANCES IN FOREIGN AUTONOMOUS UNITS                                             --             --            26             6
                                                                             ----------       --------     ---------    -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                (4,273)        (2,063)        1,266           267
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                    7,198          2,925           862           182
                                                                             ----------       --------     ---------    -----------
CASH AND CASH EQUIVALENTS - END OF YEAR                                          2,925            862         2,128           449
                                                                             ==========       ========     =========    ===========

CASH FLOW - SUPPLEMENTARY DISCLOSURE

   CASH PAID DURING THE YEAR FOR INTEREST                                       16,826         17,522        13,035         2,752
                                                                             ==========       ========     =========    ===========

   CASH PAID DURING THE YEAR FOR INCOME TAXES                                    2,788            219           331            70
                                                                             ==========       ========     =========    ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                          ENGEL GENERAL DEVELOPERS LTD.
               APPENDIXES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
                        ADJUSTED TO NIS OF DECEMBER, 2002
                         (NIS AND DOLLARS IN THOUSANDS)

                                                                                        YEAR ENDED DECEMBER,2002
                                                                             -----------------------------------------------
                                                                                2000        2001        2002       2002
                                                                             ---------   ---------   ---------  ------------
                                                                                                                CONVENIENCE
                                                                                                                TRANSLATION
                                                                                                                ------------
                                                                                 NIS        NIS         NIS        U.S.$
                                                                             ---------   ---------   ---------  ------------
A.  ADJUSTMENTS TO RECONCILE NET INCOME
        TO NET CASH USED IN OPERATING ACTIVITIES

      INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:

        MINORITY SHARE IN EARNINGS (LOSSES) OF SUBSIDIARIES, NET                  (343)       (550)      2,641           558
        DECREASE IN LIABILITY IN RESPECT
           OF EMPLOYEES' RIGHTS UPON RETIREMENT, NET                               (94)        (21)         --            --
        DEPRECIATION AND AMORTIZATION                                            1,277       1,133         876           185
        DEFERRED TAX BENEFIT                                                     4,354      (4,663)       (874)         (185)
        LOSS (GAIN) FROM MARKETABLE SECURITIES                                      14        (183)       (519)         (110)
        GAIN FROM REDEMPTION OF LONG TERM-DEBT                                  (1,957)       (391)         --            --
        LOSS (GAIN) FROM EROSION OF LONG-TERM LOANS                             (3,290)        808       2,219           468
        PURCHASING POWER (GAIN) LOSS ON OTHER INVESTMENTS, NET                     316      (2,203)     (1,423)         (300)
        LOSS (GAIN) FROM SALE OF EQUIPMENT                                          13         (48)         (6)           (1)
        GAIN FROM SALE OF INVESTMENT IN A SUBSIDIARY                                --          --        (915)         (193)
        AMORTIZATION OF DEFERRED CHARGES                                            92          50          --            --
        ACCRUED INTEREST ON CAPITAL NOTE                                           543         570         600           127

      CHANGES IN ASSETS AND LIABILITIES:

        DECREASE (INCREASE) IN RESTRICTED CASH AND BANK DEPOSITS                 8,573         818     (11,992)       (2,532)
        DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE
           AND OTHER RECEIVABLES                                               (10,120)     11,757     (20,014)       (4,225)
        DECREASE (INCREASE) IN INVENTORY OF APARTMENTS HELD FOR SALE           (28,887)     19,380      13,032         2,751
        DECREASE (INCREASE) IN HOUSING UNITS UNDER CONSTRUCTION
           AND CONTRACT-WORKS IN PROGRESS, NET                                 (32,242)     26,170      11,003         2,323
        INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE
           AND OTHER PAYABLES AND ACCRUALS                                      (4,292)    (26,847)      5,986         1,264
                                                                             ---------   ---------   ---------  ------------
                                                                               (66,043)     25,780         614           130
                                                                             =========   =========   =========  ============

B.  DECONSOLIDATION

      ASSETS AND LIABILITIES OF THE INVESTEES ON DATE OF DECONSOLIDATION:

      WORKING CAPITAL (EXCLUDING CASH)                                           5,604
      RENTAL PROPERTIES                                                         73,420
      SHORT-TERM CREDITS                                                       (75,577)
      OTHER ACCOUNTS PAYABLE AND ACCRUALS                                       (2,481)
      CAPITAL RESERVES FROM DISPOSITION                                          3,348
                                                                             ---------
                                                                                 4,314
                                                                             =========

C.  NON-CASH TRANSACTIONS
    SHORT-TERM LOANS TO RELATED COMPANIES
        IN CONNECTION WITH A SALE OF RENTAL PROPERTIES                          54,859      23,643
                                                                             =========   =========
    CAPITAL RESERVE IN CONNECTION
        WITH A SALE OF RENTAL PROPERTIES                                         3,585         526
                                                                             =========   =========
    CAPITAL RESERVE IN CONNECTION WITH AN ISSUE OF
        CAPITAL TO A THIRD PARTY IN A SUBSIDIARY COMPANY                                       838
                                                                                         =========
    ASSIGNMENT OF LONG-TERM LOANS RECEIVED FROM OTHERS
        INTO SHORT-TERM LOANS                                                                           16,357         3,453
                                                                                                     =========  ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 1  - DESCRIPTION OF BUSINESS AND GENERAL

          A.   GENERAL

               Engel General Developers Ltd. (the "Company"), an Israeli corporation, was incorporated under the laws of the State of Israel on March 3, 1977. The Company is mainly engaged, directly and through its subsidiary companies and proportionately consolidated companies, in planning, promoting and marketing construction projects in Israel and Central and Eastern Europe.

               In November 1999 the Group entered into agreements with a related company concerning the sale of substantially all of the Group's rental properties used as absorption centers or designated for such use upon their completion. See also Notes 23.B.(4).

               Since October 2, 1997, the Company is registered with the Securities and Exchange Commission in the United States as a public company and its shares have since then been traded on NASDAQ. In August 1999, due to noncompliance with certain of the continued listing requirements of the National Market, the Company's shares were transferred from NASDAQ National Market to NASDAQ SmallCap Market. In order to insure continued trading in this market, the Company and its securities must comply with a number of requirements. In case of failure to meet any one of these requirements during a consecutive 10-day period, NASDAQ is authorized to give the Company written warning, following which the Company has a period of 30 days to rectify the defect/s. Should the defect not be corrected, trading of the Company's shares on NASDAQ's SmallCap Market would cease and trading would then continue "over the counter". To the best of the Company's knowledge, as of the approval date of these financial statements, it does not meet the market value requirements for the registered securities (or, the alternative requirement relating to minimal profit from continuing operations) and the requirements pertaining to the number of shares held by the public, and the Company has no information as to whether it fulfills the requirement of a minimal number of shareholders holding over 100 shares each. Nevertheless, as of the date of that these financial statements are being approved, no such warning had been received from the NASDAQ.

          B.   RISKS AND UNCERTAINTIES

               The real estate industry in which the Company operates is generally subject to risk factors affecting the Company's business, including, among other things: Israeli economic and political conditions, employment levels, availability of financing, interest rates, the amount of immigration to Israel, Israeli government regulations and land zoning policy and scarcity of lands for construction of housing units. The Company is also affected by fluctuations in Israeli real estate values and residential housing prices and the availability and cost of raw materials.

          C.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

               The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 1  - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

          D.   DEFINITIONS

               (1)  THE COMPANY - Engel General Developers Ltd.

               (2) THE PARENT COMPANY - Yaakov Engel Construction Enterprises Company Ltd., an Israeli public company the securities of which are traded on the Tel-Aviv Security Exchange.

               (3) SUBSIDIARY - A company, excluding a proportionately consolidated company, the financial statements of which are consolidated, directly or indirectly, with the Company's financial statements, generally when more than 50% of the voting equity is owned by the Company.

               (4) PROPORTIONATELY CONSOLIDATED COMPANY - A jointly controlled company, including a partnership or joint venture, the financial statements of which are proportionately consolidated, directly or indirectly, with those of the Company.

               (5) INVESTEE COMPANY - Each of the subsidiary companies and proportionately consolidated companies.

               (6)  THE GROUP - The Company and its investee companies.

               (7) RELATED PARTIES - As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (the "Israeli Institute"):

                    (a) Parties, one of which, directly or indirectly (i) owns 10% or more of the issued share capital voting rights or of the right to appoint directors of the other party, or (ii) has the right to appoint its Chief Executive Officer, or (iii) acts as its director or Chief Executive Officer.

                    (b) Any corporate entity of which a party mentioned in (a) above owns 25% or more of its share capital or of its voting rights, or has the right to appoint 25% or more of its directors.

                    (c) Spouses and dependents of a party mentioned in (a) above.

               (8) INTERESTED PARTY - As defined in Section I of the Israeli Securities Law:

                    (a) The holder of 5% or more of the issued share capital or of the voting rights of a company; a person who has the right to appoint one or more directors of a company or its Chief Executive Officer; a person serving as Chief Executive Officer or as a director; or an entity in which a person who is an interested party as defined above holds 25% or more of its issued share capital or of its voting rights, or has the right to appoint 25% or more of its directors.

                    (b)  A subsidiary of a company other than a nominee company.

                         As applicable to the Company, related parties and interested parties, as defined above, would also constitute related parties under U.S. GAAP.

          E.   CHANGE IN ACCOUNTING PRINCIPLE

               As for the change in accounting method during 2000, see Note 2.O.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES

          A. The financial statements are prepared in accordance with accounting principles generally accepted ("GAAP") in Israel, which differ in certain respects from accounting principles generally accepted in the United States of America, as described in Note 34.

          B.   FINANCIAL STATEMENTS IN ADJUSTED ISRAELI CURRENCY

               (1)  GENERAL

                    In accordance with pronouncements of the Israeli Institute, the financial statements as of December 31, 2002 and for the year then ended are presented in New Israeli Shekel ("NIS") on the basis of historical cost, adjusted for changes in the Israeli Consumer Price Index ("CPI").

                    The comparative figures in these financial statements are presented in NIS of December 2002 purchasing power.

               (2)  PRINCIPLES OF ADJUSTMENT

                    (a)  BALANCE SHEETS

                         - Non-monetary items whose amounts reflect historical cost at acquisition or production, such as inventory of apartments held for sale, housing units under construction, non-current inventory, long-term investments, rental properties, fixed assets and shareholders equity, have been adjusted for changes in the Israeli CPI from the index for the month of each transaction to the index for December 2002.

                         - The adjusted amounts of non-monetary assets presented in the financial statements do not necessarily represent current realizable economic value, rather the historical cost of those assets adjusted for the effect of inflation on the NIS.

                         - Monetary items (items whose amounts in the balance sheet reflect current or realizable values) are presented in the balance sheet at their nominal amounts.

                         - Minority interest in investee companies was determined on the basis of the adjusted financial statements of such companies.

                    (b)  STATEMENTS OF OPERATIONS

                         - The components of the statements of operations (except for financing), relating to transactions during the year, were adjusted for changes in the CPI from the date of the transaction through the balance sheet date.

                         - The components of the statements of operations relating to non-monetary items (such as changes in inventories, depreciation and amortization) or to provisions included in the balance sheet (such as provisions for severance pay and vacation pay) were determined by an analysis of the adjusted changes in the corresponding balance sheet items.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (cont.)

          B.   FINANCIAL STATEMENTS IN ADJUSTED ISRAELI CURRENCY (cont.)

               (2)  PRINCIPLES OF ADJUSTMENT (cont.)

                    (b)  STATEMENTS OF OPERATIONS (cont.)

                         - The financing component represents financing income and expenses in real terms, after taking into account the devaluation of monetary items during the year.

                         - The minority interest in the operating results of the investee companies were determined on the basis of the adjusted financial statements of those companies.

                    (c) The term "cost" as used in these financial statements refers to CPI-adjusted cost, unless otherwise indicated. The term "NIS" relates to adjusted NIS, unless stated otherwise.

          C.   TRANSLATION TO U.S. DOLLARS

               For the convenience of the reader, the adjusted NIS figures of the financial statements as of December 31, 2002 and for the year then ended have been presented in U.S. dollars using the representative exchange rate as of December 31, 2002 ($1 = NIS 4.737). The dollar amounts presented in the above-mentioned financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in the financial statements.

          D. FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES PREPARED IN FOREIGN CURRENCY

               For purposes of presenting the Group's investment in foreign subsidiaries classified as autonomously held units, the financial statements of those subsidiaries have been translated in accordance with the following rules:

               - All of the items in the subsidiary's financial statements, including statement of operations items, have been translated into Israeli currency based on the exchange rate as of the date of these financial statements, which, prior to the translation, were adjusted for changes in the purchasing power of the currency used for in preparing the subsidiary's financial statements in the foreign country.

               - The Group's investment in the subsidiary has been adjusted on the basis of changes in the general purchasing power of Israeli currency during the reporting year.

               - Differences arising from the treatment noted above have been recorded to a separate section of shareholders' equity ("adjustments arising from translation of foreign subsidiary's financial statements").

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (cont.)

          E.   PRINCIPLES OF CONSOLIDATION

               (1) The Company's consolidated financial statements include the financial statements of the Company and its majority-owned subsidiary companies.

               (2) The Company applies the proportional consolidation method pursuant to Opinion No. 57 of the Israeli Institute in respect of a company or partnership in which there is "joint-control" as defined by such Opinion. Accordingly, the consolidated financial statements of the Company include the Group's proportionate share of the assets, liabilities, revenues and expenses of such entities.

               (3) Material balances and transactions between the Company and the consolidated companies, have been eliminated.

          F.   FINANCIAL INSTRUMENTS

               The fair value of financial instruments, such as bank deposits, marketable securities, long-term loans, long-term liabilities and other working capital items other than housing units under construction, do not materially differ from their book value. Accordingly, the financial instruments are presented in the financial statements at their book value as of the balance sheet date.

          G.   OPERATING CYCLE

               The Group is involved in long-term projects. Accordingly, the costs and estimated earnings of housing units under construction, net of customers' advances, that are expected to be completed during a period of up to three years from the balance sheet date, are presented as current assets or liabilities as applicable. Loans from banks received to finance these projects are also presented in short-term liabilities.

          H.   CASH AND CASH EQUIVALENTS

               Cash and cash equivalents consist of deposits in banks and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

          I.   MARKETABLE SECURITIES AND OTHER INVESTMENTS

               (1) Marketable securities and other investments that are available for immediate sale, which constitute a part of the Company's liquid resources and which management intends to realize in the near future, are stated at market value. Changes in the market value of the marketable securities are included in the statements of operations in financing income (expenses), net.

               (2) Marketable securities and other investments that are not designated for sale in the near future include the parent company's ordinary shares and convertible debentures of a related company, and are presented at cost, provided that there has not been a permanent decline in their value.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (cont.)

          J.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, in management's estimation, is uncertain.

          K.   INVENTORIES - CONSTRUCTION PROJECTS

               (1) INVENTORY OF APARTMENTS HELD FOR SALE - Inventory of apartments held for sale is presented at the lower of cost or net realizable value, based on management's estimation. Cost includes the direct cost of the land, development, materials, labor, subcontracting and other direct costs.

               (2)  HOUSING UNITS UNDER CONSTRUCTION, NET OF CUSTOMERS' ADVANCES
                    - Starting January 1, 2000 and based on Standard No. 2 "Construction of Buildings for Sale" issued by the Israeli Accounting Standards Board ("Israeli ASB"), housing units under construction are presented at cost net of the costs charged to operations. Such costs include the direct costs of land, labor, subcontracting and other direct costs, including management and selling expenses clearly associated with the project. Interest expenses are capitalized to housing units under construction, as applicable, in accordance with Standard No. 3 of the Israeli ASB (see (3) below).

                    Prior to January 1, 2000, housing units under construction were presented net of advances, in accordance with the guidelines of Opinion No. 6 of the Institute of Certified Public Accountants in Israel, i.e., at the lower of cost or net realizable value, net of customer advances. The cost included the direct cost of land, materials and labor and payments on account thereof.

               (3) CAPITALIZATION OF FINANCIAL COSTS - Financial costs are capitalized in accordance with Standard No. 3 of the Israeli ASB, pursuant to which, financial expenses should generally be capitalized to the cost of "qualified assets" as defined.

               (4) MARKET VALUE OF PROJECTS - The market value of projects for the purpose of determining the lower of cost or market value is determined based on the estimated proceeds from sales as evaluated by the Company's engineers.

               (5) ANTICIPATED LOSS FROM A PROJECT - In the event that a loss from a project is anticipated, an accrual for the full amount of the anticipated loss is made in the period the anticipated loss has occurred, based on estimates of the Company's engineers.

               (6) PROVISION FOR QUALITY WARRANTIES - The provision for quality warranties relating to completed projects is computed based on estimates of the Company's engineers and prior years' experience.

               (7) PRIOR YEARS' REVENUES AND EXPENSES - Revenues and expenses relating to projects completed in prior years are charged to operations as incurred.

               (8) SELLING EXPENSES - Selling expenses that can be clearly and unequivocally identified with the specific project on an exclusive basis are charged to the project and become an integral part of the project's total cost.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (cont.)

          L.   RENTAL PROPERTIES AND FIXED ASSETS

               (1) Rental properties and fixed assets are presented at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred, while renewals and betterment of a permanent nature are capitalized.

               (2) Financing expenses in real terms (non-inflationary), excluding financing expenses in real terms from related parties, and other costs relating to the purchase or construction of rental properties and fixed assets prior to their operation, are charged to the costs of such assets.

               (3) Depreciation is calculated based on the straight-line method over the estimated economic lives of the assets or terms of the related leases. The annual depreciation rates are as follows:

                                                                      %
                                                                     ---
                    Buildings                                        4
                    Machinery                                        20
                    Office equipment and computers                   6.5-33 (Average - 11%)
                    Motor vehicles                                   15

               (4) IMPAIRMENT OF LONG-LIVED ASSETS - Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, based on estimated future cash flows. An impairment loss is recognized to the extent that the fair value of an asset is less than its carrying amount.

          M.   DEFERRED CHARGES

               Expenditures incurred in advance in connection with marketing a project built by another party, are amortized over the related period in which income is recognized from that project, based on the ratio of number of units sold over total units.

          N.   DEFERRED INCOME TAXES

               (1) The Group records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes.

                    Deferred income tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for temporary differences which, will result in deductible amounts in future years and for carryforwards. A valuation allowance, against such deferred tax assets, is recognized if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

                    The main items in respect of which deferred income taxes have been provided are as follows: housing units under construction, uncompleted contract-works in progress, inventory of apartments held for sale, rental properties, fixed assets and employees' rights upon retirement.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (cont.)

          N.   DEFERRED INCOME TAXES (cont.)

               (2) Deferred income taxes are computed based on the tax rates anticipated to be in effect (under enacted law at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized.

               (3) Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

               (4) Deferred income taxes have not been recorded for taxes to be incurred upon realization of investee companies, since the Company intends to retain and develop these investments.

                    In addition, deferred income taxes have not been recorded in respect of dividend distributions by investee companies, since such distributions would not result in additional taxes and due to the fact that a decision had been made not to distribute taxable dividends in the foreseeable future.

          O.   REVENUE RECOGNITION

               (1)  REVENUE RECOGNITION FROM HOUSING UNITS UNDER
                    CONSTRUCTION (BUILDINGS FOR SALE) - in accordance with Standard No. 2 of the Israeli ASB, effective January 1, 2000, revenue from the construction of buildings for sale is recognized by the "percentage-of-completion" method once the following conditions are fulfilled: the project's completion rate at the end of the reporting period is at least 25%; the cumulative sales proceeds since the project's inception and up to year-end are at least 50% of the project's total expected revenues; the total project revenues and related total costs are known or can reasonably be estimated; no material uncertainty exists as to the ability to complete construction according to the terms agreed upon with the customer. Upon the fulfillment of all the stipulated conditions, the revenues from the project are included in sales by multiplying the sales proceeds by the project's completion rate. As for sales on which a loss is expected - a provision is immediately recorded for the entire estimated loss.

                    First time application of Standard No.2 was reflected as a cumulative adjustment for a change in accounting principle in 2000.

               (2) Revenues from leasing and managing properties are recorded over the period of the lease.

               (3) Revenues from projects in which the Company supplements equity investments of other investors in consideration for a percentage of the revenues from the projects, are recorded upon receipt.

          P.   CAPITALIZATION OF INTEREST EXPENSES

               Commencing January 1, 2000 the Company implements Standard No.3 which addresses the capitalization of interest costs and establishes accounting and reporting rules for capitalizing interest costs to the cost of "qualified assets"(as defined therein); accordingly, the Company capitalizes specific interest costs to buildings under construction meeting the definition of "qualified assets".

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (cont.)

          Q.   EARNINGS PER ORDINARY SHARE

               Earnings per ordinary share is calculated in accordance with the principles set forth in Opinion No. 55 of the Israeli Institute, based on the weighted average number of ordinary shares and share equivalents outstanding during each year presented. In compliance with such Opinion, retroactive recognition has been given to stock-splits and share dividends.

          R.   EXCHANGE RATE AND LINKAGE BASIS

               (1) Assets (excluding marketable securities) and liabilities in, or linked to, foreign currency have been stated on the basis of the representative exchange rate prevailing at the balance sheet date as published by the Bank of Israel.

               (2) Balances linked to the CPI or BCI (see (3) below) are stated as per the contractual linkage terms of the specific assets and liabilities.

               (3) Contracts for constructions that are linked to the Israeli Building Cost Index ("BCI") are stated as per their contractual linkage terms.

               (4) Following are the representative exchange rate of the U.S. dollar, CPI and BCI and their changes in the reporting periods:

                                                      U.S. DOLLAR
                                                     EXCHANGE RATE      CPI (*)       BCI (*)
                                                     -------------      -------      --------
                                                         (NIS)          (POINTS)     (POINTS)
                      AS OF DECEMBER 31,
                            2002                         4.737           182.01        197.6
                            2001                         4.416           170.91        185.4
                            2000                         4.041           168.53        183.5

                      CHANGES FOR THE YEAR
                      ENDED DECEMBER 31,
                            2002                         7.3%              6.5%        6.6%
                            2001                         9.3%              1.4%        1.0%
                            2000                        (2.7)%             0.0%        2.0%

                       (*) According to the index for the month ended on the balance sheet date.

          S.   TRANSACTIONS WITH CONTROLLING PARTIES

               The Company applies the guidelines of the Israeli Securities Regulations (Presentation in the Financial Statements of Transactions between a Company and its Controlling Party), 1996. Accordingly, the difference between the book value and the consideration paid for an asset transferred from the Company to its controlling party, is included in a capital reserve in shareholders' equity.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (cont.)

          T.   NEW ACCOUNTING STANDARDS

               (1) In October 2001, the Israeli ASB issued Standard No. 12 (Cessation of Financial Statement Adjustment). According to this Standard, the adjustment of financial statements for inflation will cease, commencing January 1, 2003. Standard 12 states that, through December 31, 2002, the Company will continue to prepare adjusted financial statements in accordance with the pronouncements of the Institute of Certified Public Accountants in Israel, while amounts presented in the December 31, 2002 balance sheet will serve as the opening, nominal balances on January 1, 2003.

                    In December 2002, the Israeli ASB issued Standard No. 17 that addresses, among other things, the deferral of the date of cessation of adjustment of financial statements. Under the Standard, the date for transition to nominal financial reporting under Standard 12 was delayed for one year-until reporting periods beginning on January 1, 2004.

               (2) In October 2001, the Israeli ASB issued Standard No. 13 (Effect of Changes in Foreign Currency Exchange Rates). This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of foreign operations, for inclusion in the financial statements of the reporting company.

                    The following is an outline of the major changes included in the Standard as compared with current accounting principles:

                    - Classification of foreign operations as an "autonomous unit" or as an "extension of the Company" requires the application of judgment and should be based on the indicators determined by this Standard. This approach differs from existing principles, which require meeting several cumulative tests in order to determine whether foreign activities qualify as an "autonomous unit," and prohibit the use of judgment.

                    - Translation of income and expenses and cash flows of foreign operations constituting "autonomous units" is based on the exchange rate in effect on the date of the transaction/cash flow, or, due to practicality, average exchange rates in effect during the reporting period. This differs from current principles that call for the translation of all of the autonomous unit's financial statement items based on year-end exchange rates.

                    - Adjustment of an "autonomous unit's" financial statements prior to translation into the company's reporting currency, which is always permitted under existing principles, will be carried out only when the "autonomous unit" operates in a hyper-inflationary environment. In such case, the financial statements, in their entirety, will be translated at year-end exchange rates.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (cont.)

          T.   NEW ACCOUNTING STANDARDS (cont.)

               (2)  Cont.

                    - Goodwill that arises when acquiring an "autonomous unit" will be treated as an asset of the "autonomous unit" and translated by using the year-end exchange rates. This differs from current principles, according to which goodwill is deemed to be a non-monetary, independent item of the acquiring company.

                    - A reduction in value of an investment in an "autonomous unit" will not result in the transfer to the statement of operations of amounts previously recorded as translation differences. This rule constitutes an amendment to Opinion No. 68.

                    Standard No. 13 will be effective for financial statements for periods commencing subsequent to December 31, 2002.

                    The Company is currently examining the new Standard and is unable, at this stage, to assess its impact on the financial statements.

                    In December 2002, the Israeli ASB issued Standard No. 17 that deals, among other things, with the deferral of the effective date of Accounting Standard No.13, (Effect of Changes in Foreign Currency Exchange Rates). Under the Standard, the date for transition to implementation of Standard 13 was delayed for one year-until reporting periods beginning on January 1, 2004.

               (3) In August 2002, the Israeli ASB issued Standard No. 14 (Interim Financial Reporting). The Standard outlines the minimum content of interim financial statements, including the required disclosure in the notes, and details the accounting principles of recognition and measurement to be applied in interim financial reporting.
                    This accounting Standard replaces Accounting Opinion No. 43 of the Institute of Certified Public Accountants in Israel that deals with interim financial statements. The provisions of this standard will be effective for interim periods commencing on January 1, 2003 or thereafter.

               (4)  In February 27, 2003, the Israeli ASB issued Standard
                    No. 15, (Impairment of Assets). Standard No. 15, for the first time, clarifies the accounting treatment and presentation of impairment of assets and establishes procedures for the entity to implement in order to insure that its assets are not presented in an amount that exceeds their recoverable amount. The recoverable value of an asset is the higher of its net sales price and its utilizable value. In addition, the Standard outlines the rules for presentation and disclosure of impaired assets. Initial adoption of the Standard will in most cases be prospective. This Standard applies to financial statements for periods commencing on January 1, 2003 or thereafter. The Israeli ASB encourages earlier implementation of the Standard for years ending December 31, 2002.
                    The Company is examining the ramifications of Standard 15. As of the approval date of the financial statements, is unable to estimate its effect on the financial statements.

          U.   RECLASSIFICATIONS

               Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2002 presentation.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)


NOTE 3  - CASH AND CASH EQUIVALENTS

                                                               AS OF DECEMBER 31,
                                                   -----------------------------------------
                                                      2001          2002            2002
                                                   -----------  ------------  --------------
                                                                                CONVENIENCE
                                                                                TRANSLATION
                                                                              --------------
                                                       NIS          NIS        U.S. DOLLARS
                                                   -----------  ------------  --------------
          Cash in unlinked NIS                         650          1,175            248
          Cash in U.S. dollars                          88            804            170
          Cash in other currencies                       -            149             31
          Deposit in Euro                              124              -              -
                                                     ------        -------          -----
                                                       862          2,128            449
                                                     ======        =======          =====

NOTE 4  - SHORT-TERM BANK DEPOSITS

                                                               AS OF DECEMBER 31,
                                                   -----------------------------------------
                                                      2001          2002            2002
                                                   -----------  ------------  --------------
                                                                                CONVENIENCE
                                                                                TRANSLATION
                                        INTEREST                              --------------
                                          RATE         NIS          NIS        U.S. DOLLARS
                                        ---------  -----------  ------------  --------------
          In U.S. dollars                  1.25%      39,467       36,745          7,757
          In NIS                         7.9%-8.7%     2,320          215             46
          In Euro                          1.25%           -        2,606            550
                                                     --------     --------        -------
                                                      41,787       39,566          8,353
                                                     ========     ========        =======

          As for guarantees given - see Note 23.D.

NOTE 5  - RESTRICTED CASH AND BANK DEPOSITS

                                                               AS OF DECEMBER 31,
                                                   -----------------------------------------
                                                      2001          2002            2002
                                                   -----------  ------------  --------------
                                                                                CONVENIENCE
                                                                                TRANSLATION
                                        INTEREST                              --------------
                                          RATE         NIS          NIS        U.S. DOLLARS
                                        ---------  -----------  ------------  --------------
          Unlinked NIS -
             Restricted cash                          1,691         1,417             299
             Restricted bank deposits   7.9%-8.5%     6,167         6,621           1,398
                                                    --------      --------        --------
                                                      7,858         8,038           1,697
          In Hungarian forint -
             Restricted bank deposits       6%            -        10,009           2,113
                                                    --------      --------        --------
                                                      7,858        18,047           3,810
                                                    ========      ========        ========

          The cash and restricted deposits are deposited in banks that administer the borrowings associated with financing execution of construction projects -See Notes 23A and 23F.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 6  - MARKETABLE SECURITIES

                                                               AS OF DECEMBER 31,
                                                   -----------------------------------------
                                                      2001          2002            2002
                                                   -----------  ------------  --------------
                                                                                CONVENIENCE
                                                                                TRANSLATION
                                                                              --------------
                                                       NIS          NIS        U.S. DOLLARS
                                                   -----------  ------------  --------------
          Convertible debentures (*)                  1,028        1,667            352
          Shares                                         16           17              3
                                                     -------      --------        ------
                                                      1,044        1,684            355
                                                     =======      ========        ======

          (*) Convertible debentures of a related company bearing annual interest at rates of 3.5%-5% with maturity dates varying between December 2003 and December 2010.

NOTE 7  - TRADE ACCOUNTS RECEIVABLE

                                                               AS OF DECEMBER 31,
                                                   -----------------------------------------
                                                      2001          2002            2002
                                                   -----------  ------------  --------------
                                                                                CONVENIENCE
                                                                                TRANSLATION
                                                                              --------------
                                                       NIS          NIS        U.S. DOLLARS
                                                   -----------  ------------  --------------
          Open accounts                               4,151        26,834           5,665
          Checks held for collection                  2,131           760             160
                                                     -------      --------        --------
                                                      6,282        27,594           5,825
                                                     =======      ========        ========

NOTE 8  - OTHER RECEIVABLES

                                                                     AS OF DECEMBER 31,
                                                         -----------------------------------------
                                                            2001          2002            2002
                                                         -----------  ------------  --------------
                                                                                      CONVENIENCE
                                                                                      TRANSLATION
                                                                                    --------------
                                                             NIS          NIS        U.S. DOLLARS
                                                         -----------  ------------  --------------
          Deferred taxes                                     9,726        11,631         2,455
          Advance payments to subcontractors                 3,046         3,547           749
          Income receivable                                      -         3,293           695
          Current maturities of convertible debentures         817             -             -
          Institutions                                       2,580         1,274           269
          Loans to employees                                   140           219            46
          Related parties                                      681         1,579           333
          Prepaid expenses                                      45           331            70
          Short term loans                                     294           307            65
          Other                                              6,608         5,838         1,233
                                                          ---------      --------       --------
                                                            23,937        28,019         5,915
                                                          =========      ========       ========

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 9  - SHORT-TERM LOANS TO RELATED COMPANIES

                                                               AS OF DECEMBER 31,
                                                   -----------------------------------------
                                                      2001          2002            2002
                                                   -----------  ------------  --------------
                                                                                CONVENIENCE
                                                                                TRANSLATION
                                        INTEREST                              --------------
                                          RATE         NIS          NIS        U.S. DOLLARS
                                        ---------  -----------  ------------  --------------
          To related companies -
             linked to the CPI             6%          25,316       8,077           1,705
                                                     =========     =======        =========

NOTE 10 - INVENTORY OF APARTMENTS HELD FOR SALE

                                                               AS OF DECEMBER 31,
                                                   -----------------------------------------
                                                      2001          2002            2002
                                                   -----------  ------------  --------------
                                                                                CONVENIENCE
                                                                                TRANSLATION
                                                                              --------------
                                                       NIS          NIS        U.S. DOLLARS
                                                   -----------  ------------  --------------
          Inventory of apartments held for sale       29,937        18,757         3,960

          Certain of the apartments held for sale have not yet been registered in the name of the Group in the Land Registry Office.

          As to commitments and liens, see Notes 23.A. and F., respectively.

NOTE 11 - HOUSING UNITS UNDER CONSTRUCTION, NET OF CUSTOMERS' ADVANCES

                                                                          AS OF DECEMBER 31,
                                                              -----------------------------------------
                                                                 2001          2002            2002
                                                              -----------  ------------  --------------
                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                                                         --------------
                                                                  NIS          NIS        U.S. DOLLARS
                                                              -----------  ------------  --------------
          A.   COMPOSITION:

               Cost of housing units under construction          412,602      485,379        102,465
               Less - costs charged to operations               (164,595)    (299,549)       (63,236)
                                                                 248,007      185,830         39,229
               Less - customers' advances                       (58,526)       (6,780)        (1,431)
                                                               ---------    ----------      ----------
                                                                189,481       179,050          37,798
                                                               =========    ==========      ==========

          B. The total sale contract amounts related to housing units under construction which were signed during 2002 is NIS 130,240. The accumulated amount of sale contracts related to housing units under construction which have not yet been recognized as of December 31, 2002 amounts to NIS 35,921.

          C. The cost of housing units under construction as of December 31, 2002 and 2001 includes capitalized financial expenses, net totaling NIS 2,360 and NIS 7,754 respectively.

          D. According to management's estimation, the cost of housing units under construction, net of customers' advances includes approximately NIS 63,512 for projects which are expected to be completed in fiscal year 2004 and thereafter, pending the receipt of various approvals.

          E. As to commitments and liens, see Notes 23.A. and F., respectively.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 12 - NON-CURRENT INVENTORY

          A. The balance as of December 31, 2002 and 2001 is composed of lands the costs of which as of these dates amounted to NIS 8,879 and NIS 9,451 respectively, that have not yet been registered in the name of investee companies in the Land Registry Office.

          B. As to commitments and liens, see Notes 23.A. and F., respectively.

NOTE 13 - LONG-TERM INVESTMENTS AND LOANS

                                                                          AS OF DECEMBER 31,
                                                              -----------------------------------------
                                                                 2001          2002            2002
                                                              -----------  ------------  --------------
                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                                                         --------------
                                                                  NIS          NIS        U.S. DOLLARS
                                                              -----------  ------------  --------------
          A.   COMPOSITION:

               Long-term loans -
                 To interested party - B.(1) below               1,829         1,860             393
                 To others - B.(2) below                        26,233        29,307           6,187
                                                               --------      --------        --------
                                                                28,062        31,167           6,580
               Long-term rights - C. below                       1,553         1,563             330
               Long-term savings accounts - D. below             5,677         5,949           1,256
               Shares of the parent company - E. below           5,174         5,174           1,092
               Payment on account of shares - Note 23.A(7)       1,521         1,521             321
               Convertible debentures of
                 related company                                 1,634             -               -
               Long term investment                              1,519         1,522             321
               Recreation unit                                      33            33               7
                                                               --------      --------        --------
                                                                45,173        46,929           9,907
               Current maturities of convertible
                 debentures of related company                    (817)            -               -
                                                               --------      --------        --------
                                                                44,356        46,929           9,907
                                                               ========      ========        ========

          B.   LONG-TERM LOANS

               (1) TO INTERESTED PARTY - The balance as of December 31, 2002 and 2001 is composed of two loans the Company granted to its CFO, as follows:

                    - A loan in the amount of NIS 467 as of December 31, 2002 was granted in September 1995 for the purpose of purchasing the parent company's ordinary shares at a price below the market price.

                    - A loan in the amount of NIS 1,216 as of December 31, 2002 was granted in January 1997 for the purpose of exercising warrants owned by the CFO to purchase ordinary shares of the parent company.

                         The loans are CPI-linked, bear no interest and are secured by the underlying shares. As of the approval date of the financial statements, the date of repayment has not been determined. According to resolutions of the Board of Directors of the Company, the loans must be repaid from the proceeds of the sale of the underlying shares.

               (2) TO OTHERS - The balance as of December 31, 2002 is composed of four loans, as follows:
                    - Pursuant to an agreement signed in January 1998, a proportionately consolidated company granted the Histadrut in April 1998 a loan. The balance of that loan as of December 31, 2002 and 2001 amounted to NIS 10,643 and NIS 9,731, respectively. The loan bears interest of Prime+4% and will be repaid, according to the above agreement, out of the Histadrut's share in proceeds from the sale of housing units of a project the Company will build. For further information see
                         Note 23.A.(6).

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 13 - LONG-TERM INVESTMENTS AND LOANS (cont.)

          B.   LONG-TERM LOANS (cont.)

               (2)  (cont.)

                    - Pursuant to an agreement signed in December 1998, the Company granted Kibbutz Usha ("Usha") a loan the balance of which as of December 31, 2002 amounted to NIS 1,656. The loan is linked to the CPI, bears annual interest at a rate of 2% and will be repaid, according to the above agreement, out of Usha's share in proceeds from the sale of housing units of a project the Company is planning on establishing. After also examining the matter, management anticipates that there as a good likelihood of collecting the loan, based upon, among other things, its familiarity with Usah's business and taking into account the assets owned by Usah, which, in management's estimation, will be the source of payment. For further information see Note 23.A.(4).

                    - Pursuant to an agreement signed in June 1999, the subsidiary provided loans of NIS 13,119 to Moshav Beit Nehemia that bear interest of Prime less 0.5% to1% and are secured by CPI-linked bank deposits of NIS 2,506, carrying annual interest of 8% (of which NIS 1,651 are secured by liens on land or bank guarantees) and NIS 570 linked to the CPI, interest-free and secured by liens on land. Management of the subsidiary anticipates that there is a reasonable likelihood of collecting the loan. This assessment was made by the subsidiary's management after considering that, in its estimation, the security covers most of the loan, after considering that a significant part of the security is in the form of liquid assets and after considering that it has no information that might indicate that the value of the loans has been impaired. For additional information,-see Note 23A(8).

                    - Pursuant to an agreement signed in June 1996, the Company provided Vigat Ltd. with a loan, the balance of which, as of December 31, 2002 and 2001, amounted to NIS 813 and NIS 780, respectively. The loan is linked to the CPI and bears annual interest of 2%. For additional information, see Note 23A(7).

          C.   Long-term rights - The balance as of December 31, 2002 and
               2001 consists of 50-year rights received in 1992, for the use of two residential units in a retirement home, which was under construction. On the date of the transaction, the two residential units were valued at approximately $330. Management believes that as of December 31, 2002, the carrying amount of such rights approximated their fair values.

          D. Long-term savings accounts - The long-term savings accounts in a commercial bank are registered in the name of the Company's Chief Executive Officer, based on a trust agreement signed between that interested party and the Company. The savings accounts are linked partially to the U.S. dollar and partially to the CPI, bear interest of 3.25% per annum, and are restricted until 2004 to secure credit lines the Company received from that bank. See also Note 23.B.(3).

          E. Shares of the parent company - The balance as of December 31, 2002 and 2001 in the amount of NIS 5,174 consists of 401,176 marketable ordinary shares of the parent company, representing approximately 3.75% of its share capital. The market value of the shares as of these dates amounted to NIS 1,190 and 2,125, respectively. Management is of the opinion that the carrying amount of the investment in the parent company's ordinary shares approximated their fair value. In addition, management believes that the decline in the quoted market value of these shares as of December 31, 2002 and 2001 did not represent a permanent decline or impairment in their fair value. This is based, among other things, on the parent company's shareholders' equity, which is considerably higher than the market value of the shares and also on management's familiarity with the business of the parent company.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 14 - RENTAL PROPERTIES

          A.   COMPOSITION:

                                                                                 SALES &
                                                    BALANCE AS OF    ADDITIONS   DISPOSALS          BALANCE AS OF
                                                     DECEMBER 31,      DURING      DURING            DECEMBER 31,
                                                    -------------  ------------  ---------  ---------------------------
                                                         2001          2002         2002       2002          2002
                                                    -------------  ------------  ---------  -----------  --------------
                                                                                                          CONVENIENCE
                                                                                                          TRANSLATION
                                                                                                         --------------
                                                         NIS           NIS         NIS         NIS        U.S. DOLLARS
                                                    -------------  ------------  ---------   ----------  --------------
                 COST                                   6,329           75           -          6,404         1,352

                 ACCUMULATED DEPRECIATION               1,442          223           -          1,665           352
                                                      --------       -------      ------       -------      --------

                 NET BOOK VALUE                         4,887         (148)          -          4,739         1,000
                                                        =====         ====                      =====         =====


          B. The balance consists of properties held for rental on land owned by the Company.

          C.   As regards liens on the above - properties, see Note 23.F.

NOTE 15 - FIXED ASSETS

          A.   COMPOSITION:

                                                                                                BALANCE AS OF
                                                     BALANCE                  SALES &          DECEMBER 31, 2002
                                                      AS OF      ADDITIONS   DISPOSALS     -------------------------
                                                     DEC. 31,     DURING       DURING                  CONVENIENCE
                                                       2001        2002         2002                   TRANSLATION
                                                    ---------  ------------  ----------               --------------
                                                       NIS          NIS         NIS           NIS      U.S. DOLLARS
                                                    ---------  ------------  ----------    ---------  --------------
                COST
                Machinery                               129             -           -          129            27
                Office equipment
                    and computers                     3,610           298           -        3,908           825
                Motor vehicles - B. below             4,408             -        (253)       4,155           877
                                                    ---------    ---------    --------      -------       --------
                                                      8,147           298        (253)       8,192          1729
                ACCUMULATED DEPRECIATION
                Machinery                               127             3          (1)         129            27
                Office equipment
                    and computers                     2,652           166           -        2,818           595
                Motor vehicles                        2,519           441        (174)       2,786           588
                                                    ---------    ---------    --------      -------       --------
                                                      5,298           610        (175)       5,733         1,210
                                                    ---------    ---------    --------      -------       --------
                                                      2,849          (312)        (78)       2,459           519
                                                    =========    =========    ========      =======       ========

          B. As of December 31, 2002 thirteen private motor vehicles the total cost and accumulated depreciation of which amounted to NIS 1,801 as of that date are registered in trust in the names of interested parties.

          C. As of December 31, 2002, fixed assets includes fully depreciated assets, the total cost of which amounted to NIS 3,259.

          D.   As to liens on the assets, see Note 23.F.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 16 - DEFERRED CHARGES

                                                                          AS OF DECEMBER 31,
                                                              -----------------------------------------
                                                                 2001          2002            2002
                                                              -----------  ------------  --------------
                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                                                         --------------
                                                                  NIS          NIS        U.S. DOLLARS
                                                              -----------  ------------  --------------
          A.   COMPOSITION:

               Deferred charges                                 4,936         4,936            1,042
               Less - accumulated amortization                   (758)         (758)            (160)
                                                               -------       -------           -------
                                                                4,178         4,178              882
                                                               =======       =======           =======

          B. The balance consists of expenditures made in advance in respect of rights to market a construction project. For further information regarding the project, see Note 23.A.(5).

NOTE 17 - SHORT-TERM BORROWINGS

                                                                            AS OF DECEMBER 31,
                                                                ------------------------------------------
                                                                   2001          2002           2002
                                                                -----------  ------------  ---------------
                                                                                             CONVENIENCE
                                                                                             TRANSLATION
                                                    INTEREST                              ----------------
                                                      RATE          NIS          NIS        U.S. DOLLARS
                                                   -----------  -----------  ------------  ---------------
          A.   COMPOSITION:

               FROM BANKING INSTITUTIONS:
               Unlinked NIS                         10.4%-11.9%   139,746      118,727         25,064
               In U.S. dollars                          3.4%            -       12,111          2,557
               In Euro                                  7.1%       11,053        2,707            571
               In Czech crowns                           7%             -        4,495            949
               In Hungarian forint                       6%             -        8,374          1,767
               Current maturities of
                   long-term loans                                    444            -              -
                                                                 ---------    ---------       --------
                                                                  151,243      146,414         30,908

               FROM OTHERS:
               In Euro                                  (*)             -        5,233          1,105
                                                                 ---------    ---------       --------
                                                                  151,243      151,647         32,013
                                                                 =========    =========       ========

               (*)  EURIBOR + 2.25%.

          B. As to commitments and liens, see Notes 23.A.(1) and 23.F., respectively.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 18 - TRADE ACCOUNTS PAYABLE

                                                                          AS OF DECEMBER 31,
                                                              -----------------------------------------
                                                                 2001          2002            2002
                                                              -----------  ------------  --------------
                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                                                         --------------
                                                                  NIS          NIS        U.S. DOLLARS
                                                              -----------  ------------  --------------
          Suppliers and subcontractors                          11,647         6,092          1,286
          Checks payable - open accounts                         5,957         9,290          1,961
                                                                 -----         -----          -----
                                                                17,604        15,382          3,247
                                                                ======        ======          =====

NOTE 19 - OTHER PAYABLES AND ACCRUALS

                                                                          AS OF DECEMBER 31,
                                                              -----------------------------------------
                                                                 2001          2002            2002
                                                              -----------  ------------  --------------
                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                                                         --------------
                                                                  NIS          NIS        U.S. DOLLARS
                                                              -----------  ------------  --------------
          Employees and fringes                                   4,116        3,484            735
          Accrued expenses                                          502        1,201            254
          Government institutions                                 7,752        9,413          1,987
          Provision for contingencies - Note 23.E.                5,299        6,000          1,267
          Provision for quality warranties                        1,281        1,468            310
          Receipts from customers                                 4,446       17,301          3,652
          Interested parties                                      3,895          224             47
          Seller of land                                          1,881        1,948            411
          Deferred income tax                                       805        1,836            388
          Other                                                   6,813        4,197            886
                                                               ---------     --------       --------
                                                                 36,790       47,072          9,937
                                                               =========     ========       ========

NOTE 20 - CAPITAL NOTE

          The balance represents a capital note issued to the parent company in January 1994, payable upon demand and bearing, effective from January 1, 1997, annual interest of 5% and linkage to the CPI. Until such date the capital note was accounted for in accordance with the Regulations of the Israeli Securities Authority (Presentation in the Financial Statements of Transactions between a Corporation and its Controlling Party) - 1996. According to these regulations, the capital note was presented based on a discount rate of 5% based on the terms of 5% interest and linkage to the CPI. The difference between the carrying amount and the present value of the expected cash flows from the repayment of the capital note was charged to shareholders' equity.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 21 - EMPLOYEES' RIGHTS UPON RETIREMENT, NET

                                                                          AS OF DECEMBER 31,
                                                              -----------------------------------------
                                                                 2001          2002            2002
                                                              -----------  ------------  --------------
                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                                                         --------------
                                                                  NIS          NIS        U.S. DOLLARS
                                                              -----------  ------------  --------------
          A.   COMPOSITION:

               Severance pay, net                                2,296         2,370            500
               Less - amounts funded                            (2,296)       (2,370)          (500)
                                                                -------       -------         ------
                                                                     -             -              -
                                                                =======       =======         ======

          B. Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee's most recent monthly salary. The accrued severance pay fully covers the Company's liability as of the balance-sheet date, with the exception of liabilities covered by insurance policies acquired by the Company and by ongoing deposits made to the severance pay account in recognized pension funds.

          C. Expenses relating to employees' rights upon retirement for 2002, 2001 and 2000 were approximately NIS 695, NIS 637 and NIS 851, respectively.

NOTE 22 - LONG-TERM LOANS

                                                                          AS OF DECEMBER 31,
                                                              -----------------------------------------
                                                                 2001          2002            2002
                                                              -----------  ------------  --------------
                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                                                         --------------
                                                                  NIS          NIS        U.S. DOLLARS
                                                              -----------  ------------  --------------
          A.   COMPOSITION:

               NIS - primarily CPI linked                       17,041           -               -
               Less - current maturities                          (444)          -               -
                                                               --------       -------         ------
                                                                16,597           -               -
                                                               ========       =======         ======

          B.   As to liens, see Note 23.F.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES

          A.   COMMITMENTS RELATING TO CONSTRUCTION PROJECTS

               (1)  PROJECT FINANCING

                    The Group finances its residential construction projects primarily with commercial bank lines of credit. In addition, under Israeli law, the Company is required to guarantee all advance payments received from purchasers of housing units until registration of the housing unit in the purchaser's name. Accordingly, the Company, through commercial banks, provides such guarantees and developer guarantees and obtains credit lines for financing the construction projects. The Group is committed to use the funds obtained thereof solely for the stated purposes. As of December 31, 2002, the outstanding amount of bank guarantees under such agreements was NIS 536,865. Management believes that the lines of credit currently extended by the banks are sufficient to enable the Company to complete its current projects. With regard to liens on the Company's assets securing its lines of credit, see paragraph F. below.

               (2)  PROJECT CONSTRUCTION

                    PENDING PROJECTS - In its normal course of business, the Company is subject to rules and regulations concerning zoning, building design, construction and other matters, which impose restrictive requirements. The Company's development plans may require approvals by various municipalities and governmental agencies, especially if these plans differ from the original zoning plans determined by those authorities. Changes in zoning, particularly, rezoning from agricultural to residential use, may take several years and there can be no assurance that the requested changes will be approved. Accordingly, the Company is exposed to delays in obtaining or the inability to obtain those zoning or other approvals.

                    SUBCONTRACTORS ON A "TURN-KEY" BASIS - The Company conducts its operations by engaging independent subcontractors on a "turn-key" basis with fixed price construction fees to construct its housing units and fixed price contract projects. Under the "turn-key" method, the subcontractors provide the Company with completed projects in return for a fixed fee determined in advance. The Company obtains from its subcontractors performance guarantees for approximately 5% of the subcontractors' fee. In addition or alternatively to performance guarantees, the Company often withholds a certain percentage of the fees until the completion of the subcontractor's work under the "turn-key" agreement.

                    Payments to subcontractors are made in accordance with a completion schedule drawn up between the Company and each subcontractor. As of December 31, 2002, accruals for these payments included in "housing units under construction" amounted to NIS 5,766, derived from aggregate commitments under "turn-key" agreements as of December 31, 2002 in the amount of NIS 128,115.

                    QUALITY WARRANTY - Pursuant to a quality warranty provided by the Company to the purchaser and pursuant to the Israeli Sales Law, the Company is obligated to repair any deficiencies, defects or flaws in the housing units. This obligation commences on the transfer of the housing unit and extends for a period of up to 10 years, depending on the component of the housing unit. According to the "turn-key" agreements, the subcontractors are obliged to provide warranty guaranties, usually for one year, in an amount equal to approximately 5% of the value of the project performed.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES (Cont.)

          A.   COMMITMENTS RELATING TO CONSTRUCTION PROJECTS (Cont.)

               (3) PROJECTS IN WHICH THE COMPANY SUPPLEMENTED EQUITY INVESTMENTS OF OTHER INVESTORS

                    The Company's involvement in some of the projects consists of providing financial and other security as a supplement to the shareholders' equity required from the investors by the banks funding the projects as part of the terms of financing. As consideration, the Company is entitled to participate in the project's profits or in the sales revenues to be received from the project, at predetermined rates. As of December 31, 2002, the security provided by the Company for these projects is composed of Company guarantees to the lending bank for the investors' commitments under the project, and, in the event of failure of the investors to meet their obligations, the Company has the right of subrogation. In some of the projects, a second mortgage was registered in favor of the Company on the investors' rights in the project.

                    The total financial securities provided by the Company for these projects amounted as of December 31, 2002 to NIS 28,067.

               (4)  USHA KIBBUTZ PROJECT

                    In accordance with previous agreements, in December 1998, the Company signed an agreement with Kibbutz Usha, which holds leasing rights from the Israel Lands Authority (ILA) to, among other things, two parcels of agricultural land to which Resolution 727 of the ILA ("Resolution 727") now applies.

                    Resolution 727 constitutes a decision made by the ILA Council for the purpose of encouraging the lessors of land to change the lands' zoning from agricultural to residential. Resolution 727 leaves part of the land, the designation of which has been changed, in the possession of the lessors who acted to make the change. The restitution to be computed is based on the proceeds to the ILA, that actually will be received from marketing the land whose designation was changed.
                    A practice has, accordingly, developed under which, at the time of such zoning change, part of the land is returned by the lessors to the ILA, the lessors retain the balance of the property and then enter into transactions with investors that are characterized as "combination" transactions".

                    Until the effectiveness of Resolution 727 was revoked, as detailed below, Company management anticipated that, in the event of approval of a change in designation of the land, it would be possible to construct 1,777 residential units on the property. Pursuant to the agreement, the Company agreed to transfer a proportionate share of the sales proceeds from the units sold by the Company to the Kibbutz- 20% of the proceeds received for apartment units to be built and 21% of the proceeds for units on ground level to be constructed as part of the project.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES (Cont.)

          A.   COMMITMENTS RELATING TO CONSTRUCTION PROJECTS (Cont.)

               (4)  USHA KIBBUTZ PROJECT (Cont.)

                    Under the agreement, the Company agreed, in 1999, to provide the Kibbutz with a loan of a nominal NIS 1,600 and also became obligated during the years 2000 to 2002 to give loans to the Kibbutz of between NIS 500 to NIS 1,000 each year, bearing interest of 2% per annum and CPI-linked. Providing these loans is contingent upon performance of various stages defined in the agreement. As of December 31, 2002, the balance of the loans by the Company to the Kibbutz was approximately NIS 1,656.

                    In addition, the Company provided a guarantee to a bank of NIS 500 as security for a loan that the Kibbutz received from the bank- see Note 13B (2).

                    On August 29, 2002, the Supreme Court revoked Resolution 727 and ruled not to continue implementing it. Nevertheless, the court ruled that the ILA Council should devise transitional regulations that would determine which transactions could be completed despite the abolishment of Resolution 727. In October 2002, the committee to formulate recommendations for transitional regulations published a report that stated that the status of each transaction should be examined individually by the ILA as of the dates stipulated by court resolution.

                    At a meeting held in November 2002, the ILA Council did not approve the transitional regulations, but decided to appoint a special subcommittee whose members would be representatives from the Council, the Government and Keren Kayamet Le'Israel. This committee was to discuss the report, hold hearings for all parties that had exceptions to the report and present a new proposal to the ILA Council within a month. The subcommittee's hearings procedure ended in March 2003 and discussions to formulate recommendations for transitional regulations were commenced. As of the approval date of the financial statements, no new proposal had as yet been submitted to the ILA Council. Consequently, it is still unknown whether such regulations would be approved and/or modified, nor is it known whether the transaction with Kibbutz Usha could be executed in its present format and, if it could, in what magnitude.

                    Company management's opinion that the costs invested do not include any material amounts that are unrecoverable is also based on the assessment that, despite the developments associated with Resolution 727, it will be possible to carry out the project, even if in a different format. Company management based this assessment on the fact that a large parcel of land is involved, adjoining heavily populated residential neighborhoods (about 400 hectares in Kiryat Ata and an additional 930 hectares located in proximity to Kiryat Bialik).

               (5)  RAMAT HAVIV PROJECT, HAIFA

                    In December 1995, the Company signed an agreement with other parties that own land in Ramat Haviv, Haifa, for the purpose of constructing residential units and a commercial center on the land. Under the agreement, the Company undertook to finance 20% of the project's costs.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES (Cont.)

          A.   COMMITMENTS RELATING TO CONSTRUCTION PROJECTS (Cont.)

               (5)  RAMAT HAVIV PROJECT, HAIFA (Cont.)

                    The Company had filed a modification request in the past with the Municipal Construction Program, to have the number of units to be built increased from 500 to 1,277 units. In March 2002, the Regional Committee approved the increase. On October 22, 2002, the objections to the approved program were rejected conclusively. The Company claims that, according to that agreement, it is entitled to 36% of the project's results. Stage A of the project, consisting of 204 residential units, was completed by December 31, 2002.

                    In consideration for the rights to market the project, the Company paid a total of NIS 4,936 thousand (see Note 16). In exchange for marketing and managing the project, the Company will be entitled, under the agreement, to receive 7% of the project's proceeds.

                    In January 2003, the Company sent a demand to the land owners to receive the balance of the debts of the landowners to the Company as of December 31, 2002, which it claimed had accumulated to NIS 7,500 (including VAT). Furthermore, the Company has recently received information that representatives of the landowners are attempting to sell land rights to third parties. It is the opinion of the Company that such sale might, under certain circumstances, impair the Company's rights under the agreement and, therefore, it demanded that the landowners cease all such sales activities. Based on the opinion of legal counsel, Company management anticipates that the above will have no material effect on its financial statements.

               (6)  KIRIAT-HAIM STADIUM

                    In January 1998, the Company, together with a 47.5%-proportionately consolidated company, signed an agreement with the Israeli Workers Union (the "Histadrut"), according to which such company acquired from the Histadrut, in exchange for NIS 5,600, 50% of a real property known as the Kiriat-Haim Stadium (located in the Haifa area), the leasing rights of which are owned by the Histadrut. According to the agreement, the Company will construct on that land 2,000 to 2,100 housing units, a commercial center and a sports facility. In addition, the Group provided the Histadrut a loan, whose balance at December 31, 2002 was NIS 10,643 and which bears annual interest of prime + 4% (regarding a guarantee received, see Note 13.B.(2)). This loan will be repaid out of the Histadrut's share in the project's profits, amounting to the higher of 50% of the project's profits or the product of $2,500 multiplied by the number of approved units. According to the agreement, the Histadrut will not be responsible for any of the costs of or losses attributable to the project, other than payments to the ILA, improvement tax enhancement levies and capital-gains tax on the sale of half of its rights in the stadium to a proportionately consolidated subsidiary, which will be offset against its share in the project. In addition to its share in the project's profits, the Group will be entitled to management fees of 3% of the project's proceeds. The completion of the transaction is subject to receipt of various approvals from certain authorities, including ILA and the municipality.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES (Cont.)

          A.   COMMITMENTS RELATING TO CONSTRUCTION PROJECTS (Cont.)

               (6)  KIRIAT-HAIM STADIUM (Cont.)

                    As part of this agreement, the proportionately consolidated company committed to provide funding to a local sports team not to exceed $2,000.

                    Company management believes that the program will be approved and the project will become a reality, due to the fact that the compound is located in the middle of a residential area, and all of the planning authorities involved intend to approve the construction of a residential neighborhood. Progress was recently made in obtaining the authorizations, including the approval of the Ministry of Environmental Quality. The original program included a larger number of residential units, and, subsequent to negotiating with the various planning authorities, the program was reduced to its current magnitude.

               (7)  P'SAGOT - RIGHT TO BUILD A RETIREMENT HOME IN HAIFA

                    In June 1996, the Company signed a contract with several parties, under which it would acquire 90% of the ownership and control in a private company ("Vigat"), in consideration for a stipulated amount, subject to the progress of construction of a project in which Vigat has rights. The Company has the right to acquire the remaining 10% for an additional $ 400. The investments in Vigat were designated to finance another private company ("P'sagot"), of which Vigat owns 50%. The Haifa Municipality appropriated land for P'sagot to build the home for the elderly. As security for its obligations, P'sagot provided a bank guarantee of $ 275 to the municipality. Upon completion of the project, the leasing rights to the land will be registered in the name of P'sagot against payment of annual rental fees of NIS 1,000.

                    Vigat will be entitled to a fee from P'sagot in connection with the project in exchange for marketing, construction and management services to be provided to P'sagot.

                    In January 1999, a warning prior to issuing a liquidation demand for P'sagot was received from the property tax authorities due to an outstanding debt of NIS 5,400 (including interest, CPI linkage and penalties). The tax authorities agreed to P'sagot's request to suspend collection proceedings until its objections submitted to the planning authorities in connection with the project are clarified.

               (8)  PROJECT IN MOSHAV BETH NEHEMIAH

                    In June 1999, the Company and a third party, signed an agreement with Moshav Beth Nehemiah for the development of a parcel of land zoned for agriculture, which the Moshav leases from the ILA and which is subject to Resolution 727 (see Note 23A(4) above). According to the agreement, the Company's share in the project, through a subsidiary, would be 80%, and that of the others 20%. Moshav Beth Nehemiah will be entitled to 21% of the receipts from the project. Until Resolution 727 was revoked, the subsidiary estimated that it would be possible to build a project of approximately 650 residential units on the land. The implementation of the project is contingent upon modifying the zoning of the land from agricultural to residential and upon obtaining additional authorizations, including ILA approval. Under the terms of the agreement, the subsidiary provided loans totaling NIS 16,195 to the Moshav and its members against appropriate security.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES (Cont.)

          A.   COMMITMENTS RELATING TO CONSTRUCTION PROJECTS (Cont.)

               (8)  PROJECT IN MOSHAV BETH NEHEMIAH (Cont.)

                    Due to the cancellation of Resolution 727 it is not known, as of the approval date of the financial statements, whether the transaction with Moshav Beth Nehemiah will be completed in its present structure, and, if it will, in what magnitude..

                    The subsidiary's management does not expect a loss from the project based, among other things, on its assessment that, despite the developments associated with Resolution 727, it will be possible to implement the project, even if the structure changes. This assessment is based on the estimate of the subsidiary's management that the subject is a desirable area, that the plan reflects the interests of the regional authority, as expressed by the partition of the plan into residential and employment, and that the regional authority is interested in promoting programs for the development of residential neighborhoods and employment, and approving the employment project immediately and unconditionally. It should be noted that Resolution 727 does not apply to the employment project.

                    As regards legal proceedings- see Note 23E (9).

               (9)  PROJECT IN ARIEL

                    In December 1999, the Company and a third party signed an agreement to build a project of 368 residential units on 84 hectares of land located in the city of Ariel. According to the agreement, the Company acquired half of the land rights and will construct a residential project on the land, with each party entitled to one-half of the project's profits. The parties' rights in the land are derived from a development contract with the Supervisor of Abandoned Government Property in Judea and Samaria. The Company undertook to manage and market the project for the partnership in consideration of management fees of 5% of total receipts. Company management does not anticipate a loss from the project based, among other things, on the fact that most of the project's costs as of the balance-sheet date relate to the land rights and are recoverable under the terms of the development contract.

               (10) BE'ER ORA PROJECT

                    In June 2002, after winning a tender published by the ILA, the Company purchased the development rights to five sub sectors with a total area of 62 hectares in the Be'er Ora region near Eilat on which 156 residential units can be built.
                    In October 2002, the Beer-Sheva District Court ruled, at the request of participants who were unsuccessful in that tender, , that the Company could not be the sole winner of all the compounds included in the tender. Subsequent to the District Court's ruling, the ILA notified the Company in December 2002 that it was canceling the win as regards one of the compounds, on which 14 residential units could have been built. In November 2002, the Company appealed the ruling and, in January 2003, at the Company's request, the District Court directed that the execution of the previous ruling be delayed and that the ILA should not publish a new tender for the compound referred to in the ILA's notification as above.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES (Cont.)

          A.   COMMITMENTS RELATING TO CONSTRUCTION PROJECTS (Cont.)

               (11) RESIDENTIAL PROJECT IN THE CZECH REPUBLIC

                    In August 2001, a subsidiary signed a memorandum of understanding for the purchase of 55,000 square meters of land in Prague for a price of $2,250. The price is to be paid in several installments after the construction permits have been received. The Company intends to develop the acquired land and build a residential project of about 900 units.

               (12) RESIDENTIAL PROJECT IN WARSAW

                    In February 2002 a subsidiary of the Company entered into an agreement for the purchase of a tract of land measuring approximately 71,000 sq.m., in Warsaw, Poland. The land will be purchased in three stages, for an aggregate purchase price of approximately $2,500. The Company estimates that it will be able to construct on the land a project consisting of more than 1,617 residential units, subject to receipt of the necessary permits. The third stage of the project is subject to the settlement of the sellers' rights to a certain portion of the land.

               (13) RESIDENTIAL PROJECT IN HUNGARY

                    In December 2001, a subsidiary signed a memorandum of understanding with a company in Hungary to establish a joint construction project in western Hungary, near the Austrian border. The project will be built on land owned by the Hungarian company and will consist of about 5,000 residential units, offices, a commercial area and public installations. The subsidiary will be responsible for obtaining the authorizations required to modify the zoning and the construction and marketing of the project. The Hungarian company will be entitled to receive 11% of the sales proceeds from the project , but not less than $0.04 per square meter.

          B.   COMMITMENTS - RELATED AND INTERESTED PARTIES

               (1) EMPLOYMENT AGREEMENT WITH THE CEO - In July 1997, the Company signed a new employment agreement with its CEO. Pursuant to that agreement, the CEO is entitled to an annual salary of approximately NIS 1,344, linked to the CPI, with a 5% increase each year. In addition to his annual salary, the CEO is entitled to an annual bonus the amount of which is determined as 7.5% of the Company's pre-tax income according to its adjusted consolidated financial statements. According to the agreement, any bonus payment in excess of $1,500 per year is subject to the approval of the Company's Board of Directors. See also Note 32.
                    Starting April 2002, the Company's CEO provides management services through his privately owned and controlled company. The agreement was approved by the Company's Board of Directors and Audit Committee in April 2002 and by the Shareholders' General Meeting in December 2002. The Company does not anticipate any additional costs resulting from the transition to the management agreement.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES (Cont.)

          B.   COMMITMENTS - RELATED AND INTERESTED PARTIES (Cont.)

               (2) EMPLOYMENT AGREEMENT WITH THE CFO - In July 1997, the Company signed an employment agreement with its CFO. Pursuant to that agreement, the CFO is entitled to an annual salary of approximately NIS 336, linked to the CPI. In addition to his annual salary, the CFO is entitled to an annual bonus of 1% of the Company's pre-tax profit according to its adjusted consolidated financial statements. See also
                    Note 32.

               (3) The Company has undertaken to indemnify an interested party for all costs to be incurred by that party in respect of litigation, if any, related to the Company's long-term savings accounts and the trustee relationship with that interested party - see Note 13.D.

               (4)  REORGANIZATION OF PARENT COMPANY'S RENTAL PROPERTIES

                    In November 1999, the Group entered into agreements with a related company which is an indirect subsidiary of the parent company (the "Engel Group") concerning the sale of substantially all of the Group's rental properties used as absorption centers for newly arrived immigrants, or designated for such use upon their completion.
                    Through December 31, 2001, all the rights and obligations of all the companies owning rental properties were transferred to the related company.
                    The related company is responsible for all liabilities related to the transferred properties and subsidiaries, including the subsidiaries' debt to banks.

               (5)  AGREEMENTS FOR PROVIDING SERVICES TO RELATED COMPANIES

                    The Company signed an agreement with a related company, according to which it undertook to provide the related company a wide range of technical, engineering and maintenance services office services and services relating to renting and selling projects. Those services are provided in exchange for covering the Company's related expenses, up to $200 per annum.

                    In September 2002, the Company signed an agreement with another related company, according to which it agreed to provide the related company with management and other office services during a nine-year period starting January 1, 2002, in exchange for NIS 50 per month, linked to the CPI of August 2002.

               (6)  As to non-compete agreements, see Note 32.C.(5).

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES (Cont.)

          B.   COMMITMENTS - RELATED AND INTERESTED PARTIES (Cont.)

               (7) The Company owns land rights under a development agreement to approximately 5,651 square meters in Carmiel. Based on an authorization granted by the Company to Engel Resources and Development Ltd. (a company controlled by the parent company of the Company-"Mashabim"), Mashabim applied for and won a tender of the Ministry of Absorption to provide housing services to a group of units to be constructed on part of the land. After winning the tender, the Company signed an agreement with Mashabim in September 2002 ("the Carmiel Agreement"), according to which, subject to obtaining the required authorizations, the Company would build the above group of houses for Mashabim within 24 months from the date of the Carmiel Agreement and lease it to the Company for a 10-year period beginning from completion of construction ("first lease period"), with an extension option for an additional five-and-a-half years. As consideration for the lease, Mashabim agreed to pay the Company NIS 562 per quarter, linked to the CPI. During this lease period, Mashabim would make the mandatory payments connected with possession and/or use of the property while the Company would make the mandatory payments not connected to possession and/or use of the property.

                    Moreover, Mashabim gave the Company a put option permitting the Company to compel Mashabim to purchase the land for NIS 12,500, linked to the CPI, plus VAT up to the date that the first lease period begins.

                    Should the Company exercise this option, a building agreement signed between the parties as an appendix to the Carmiel Agreement would become effective on a retroactive basis, starting from the date of the Carmiel Agreement. Accordingly, the Company would continue the construction of the group of units in consideration for contractor fees equivalent to the total costs incurred by the Company with the addition of 7.5% (other than taxes and permit fees to be refunded to the Company without such addition). On October 24, 2002, Mashabim signed an agreement with Amidar, the representative of the Ministry of Absorption, and, as of the approval date of the financial statements, the Company has begun construction of the group of buildings.

               (8) In August 2002 the Company's Board of Directors approved an agreement with the CFO, according to which the CFO, or a company controlled by him, would be entitled to an amount equaling 0.5%-1.5% of the receipts from transactions and projects initiated by the CFO on the Company's behalf, in order to reflect 10% of the Company's profits from those projects or, alternatively, at the choice of the CFO, to be a partner with the Company in those projects at a rate not exceeding 25% on identical terms to those of the Company. In April 2003, the Company and the CFO agreed to cancel this agreement.

               (9) On September 26, 2002 a subsidiary signed an agreement with a related company, according to which the subsidiary would pay the related company 25% of all amounts to be received from a project, in exchange for providing the land in Quarter 3 in Budapest, Hungary, to be made available for residential construction. Until transfer of the land, all income and expense from the property will belong to a related company.

          C.   OTHER COMMITMENTS

               ACQUISITION OF LAND RIGHTS - During the normal course of its business, the Group enters into agreements for the acquisition of land rights. Transfer of title in the name of the Group is contingent, inter-alia, upon obtaining approvals from third parties and ILA. Company management is unable to estimate the likelihood of the ultimate implementation of all or some of the above agreements.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES (cont.)

          D.   GUARANTEES

               (1) As of December 31, 2002, the Group has outstanding bank guarantees in the amount of NIS 536,865 issued as performance guarantees in accordance with the Israeli Sales Law (Apartments) (Guarantee of Purchasers' Investments in Apartments - 1975) - see also paragraph A.(1) above.

               (2) As of December 31, 2002, the Group has outstanding quality guarantees, by means of its banks, in the amount of NIS 29,186.

               (3) As part of the ordinary course of its business the Group provides guarantees to unrelated parties with whom it occasionally enters into agreements for the acquisition of land or for other transactions. These guarantees are foe purposes of securing the performance of those agreements and transactions.

               (4) The Company is a guarantor for pension payments to a third party in a monthly amount of NIS 35, The Company's Chief Executive Officer personally guaranteed to indemnify the Company in the event the Company becomes obligated for payments under its guarantee.

               (5) Under its construction agreements with the Housing Ministry, its development agreements with ILA and other agreements, the Group registered certain guarantees in favor of those authorities, the total amount of which as of December 31, 2002 is approximately NIS 17,203.

               (6) The Company guarantees projects in which it supplements equity investments for other investors -see Note 23A(3). These guarantees amounted as of December 31, 2002 to NIS 28,067.

          E.   CONTINGENCIES

               (1) The Company has been named as a defendant by housing units purchasers, subcontractors and others in approximately 119 litigation proceedings (excluding those detailed in paragraphs (2), (3), (6), (7) and (10) below) totaling approximately NIS 49,570 (value at the litigations' dates). The individual amounts of these actions range from NIS 4 to NIS 7,427, primarily from NIS 50 to NIS 250. The Company is vigorously defending itself against such actions.

                    Under Israeli law and the agreements with its subcontractors, subcontractors have been named as codefendants in the litigation proceedings. In case the courts decide against the Company and the codefendants, the Company estimates that the courts will assign a significant portion of any liability to the subcontractors. The Company will then be liable only for amounts unpaid by the subcontractors.

               (2) In April 1997, the Company exercised a performance guarantee in the amount of NIS 1,000, given by a subcontractor on one of the Company's projects. In August 1998, as a consequence of that and other issues, the receiver of the subcontractor filed a lawsuit against the Company of approximately NIS 8,800. The receiver claims, based on the agreements between the Company and the subcontractor, that the subcontractor is entitled to additional payments and to repayment of the bank guarantee collected by the Company. In June 1999, the Company submitted a response to the claim.

                    Based on the advice of its legal counsel for this matter, management is of the opinion that the lawsuit is unsubstantiated, and that the outcome of this litigation, if any, will not have a material effect on the Company's consolidated financial statements.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES (cont.)

          E.   CONTINGENCIES (cont.)

               (3) In January 1998, the Company filed a lawsuit against the State of Israel for the amount of NIS 15,400 plus VAT, due to damages and expenses incurred by the Company while building the new wing of the Israeli Parliament House during the years 1988-1994. In October 1998, the State of Israel filed its defense and a counter lawsuit under which the Company was sued to pay the State of Israel the amount of approximately NIS 16,600.
                    In October 2001, the State of Israel filed a counter suit for NIS 22,100. In November 2001, the Company filed an amended counter defense document. Based on the advice of its legal counsel for this matter, management is of the opinion that the outcome of such litigation, if any, would not have any material adverse impact on the Company's consolidated financial statements.

               (4) The Company has undertaken to indemnify each of its directors and executive officers to the extent permitted by law, in respect of any monetary obligation imposed in favor of a third party and reasonable legal expenses expended or charged to any of them.

                    The Company, together with other related parties, maintains a worldwide directors and officers insurance policy. This insurance policy covers, in management's opinion, all reasonable risks, except any loss arising from a libel or slander suit initiated in the USA or Canada, of up to $10,000.

               (5) A proportionately consolidated company ("Arbel") received a purchase tax assessment according to which Arbel is required to pay the sum of NIS 3,448. Arbel's management disputes this demand and has filed an appeal based on its legal counsel for this matter. Based on the advice of its legal counsel for this matter, management is of the opinion that it is unable to estimate the effect of such tax assessment. Therefore, the group has not recorded any amount in respect of the abovementioned tax assessment.

               (6) In September 1998, the Company filed a lawsuit against the Ministry of Health for the amount of NIS 1,750, due to unpaid bills relating to a construction of a hospital in Naharia in the northern part of Israel. In October 2000, the State of Israel filed its defense and a counter lawsuit under which the Company was sued to pay the State of Israel the amount of approximately NIS 8,200. Based on the opinion of legal counsel the Company recorded a provision of NIS 100, considered adequate in light of the existing exposure.

               (7) The Company filed a lawsuit of NIS 6,000 for breach of contract against a subcontractor, who filed a counter claim for NIS 2,900. Legal counsel estimates that the likelihood of the counter claim prevailing is remote and, therefore, no provision was recorded in respect thereof.

               (8) In August 2000, the Company filed a lawsuit of NIS 6,500 (plus VAT) against the receiver of a third party who had served as its subcontractor on various projects and who is its partner in a project for the construction of residential units abroad. Of the amount claimed, NIS 5,200 had actually been paid by the Company (with NIS 4,400 partly guaranteed by the third party's share in the profits of that foreign project). The remaining balance - NIS 1,300 - represents an amount estimated by the Company as potentially becoming due in the future in place of the third party.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 23 - COMMITMENTS AND CONTINGENCIES (cont.)

          E.   CONTINGENCIES (cont.)

               (9) On March 10, 2002, the Jewish Agency for the Land of Israel ("JA") filed a lawsuit against a subsidiary and Moshav Beth Nehemiah, and a request for a temporary injunction to forestall the contractual commitment between the parties (as for this contract - see Note 23A(8)). The JA alleges that the contract with the subsidiary constitutes a breach of the commitment made by Moshav Beth Nehemiah in its agreements with the JA to refrain from any land-designation changes without JA consent. Accordingly, the JA claims compensation for a series of damages estimated at tens of million of NIS that have been, or will be, incurred should the requested temporary injunction not be granted. The defendants have submitted their defense motion, which rejects the main JA allegations.

                    The parties have reached an understanding, which has the status of a court ruling, according to which Moshav Beth Nehemiah and the subsidiary declared that if, following the change in zoning, they would still decide to carry out the transaction in accordance with their signed agreement, they would give the JA three months advance notice in writing. During the period of the advance notice, they would abstain from executing the transaction and the JA would be able to renew its request for a temporary injunction.

               (10) On February 9, 2003, the Company received an assessment, after appeal and without assent, for 1996. The amount claimed of approximately NIS 10,900 results from the increase of taxable income from NIS 4,000, to NIS 23,000. In March 2003, the Company filed an appeal of the above assessment with the District Court. Company management estimates that the financial statements include an adequate provision for the above.

               The December 31, 2002 financial statements include a provision of NIS 13,916 for the above-mentioned claims. This amount represents management's best estimate of the Company's potential exposure in connection to these claims, and is based on the advice of its legal counsels for those matters. The provision for lawsuits does not include indemnification that might be received from subcontractors.

          F.   LIENS

               To secure its obligations to banks as detailed below, the Group registered in favor of those banks first-ranking unlimited mortgages, and fixed and floating liens, on the majority of its assets including, inter-alia, rental properties (including rights), lands, motor vehicles, share capital of subsidiary companies, goodwill, insurance rights, rights to receive rental payments, receivables from housing units purchasers and from others.

               Secured liabilities of the Company are:

               (1) Loans received from banks and others in connection with the Group's building activities amounted as of December 31, 2002 to NIS 151,647.

               (2) Performance guarantees, in accordance with the Israeli Sales Law (apartments) (Guarantee of Purchasers' Investments in Apartments - 1975), the amount of which as of December 31, 2002 amounted to NIS 536,865.

               (3) Quality guarantees, the amount of which as of December 31, 2002 amounted to NIS 29,186.

               (4) Guarantees for supplementing equity investments for other investors amounted as of December 31, 2002 to NIS 28,067.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 24 - SHAREHOLDERS' EQUITY

          A.   INITIAL PUBLIC OFFERING AND DESCRIPTION OF ORDINARY SHARES

               (1) INITIAL PUBLIC OFFERING - Following an initial public offering ("IPO") in October 1997, the Company is registered with the Securities and Exchange Commission in the United States of America as a public company and its shares are traded on the NASDAQ SmallCap market. In the IPO, the Company issued 3,600,000 Class A Ordinary Shares at a price of $9.00 per share. Total proceeds from the IPO, net of offering expenses in the amount of approximately NIS 17,200 ($4,400) (comprised primarily of underwriter fees), amounted to NIS 105,500 ($28,000). These proceeds are used by the Company for general land acquisition and development purposes, as well as working capital.

               (2) DESCRIPTION OF ORDINARY SHARES - Prior to and in connection with the IPO, certain changes were made in the Company's capital structure resulting in 40,000,000 authorized par-value NIS 0.1 ordinary shares consisting of 25,000,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares. After completion of the IPO and through December 31, 2002, 3,600,000 Class A Ordinary Shares and 5,000,000 Class B Ordinary Shares are outstanding.

                    Class A and Class B Ordinary Shares are substantially identical on a share-for-share basis except that each Class B Ordinary Share entitles its holder to five voting rights in comparison to one voting right for each Class A Ordinary Share.

                    In addition to the changes described above the Company adopted a Stock Option Plan, the terms of which are detailed in paragraph B. below.

          B. STOCK OPTION PLAN TO EMPLOYEES - Prior to the IPO described above, the Company adopted a Stock Option Plan (the "plan") which provides for the grant of options to the Company's employees to purchase up to 210,000 Class A Ordinary Shares. As of December 31, 2002, no options were granted under the plan.

               Options granted under the plan become exercisable within four years from the date of grant. The exercise price of options to be granted shall be determined by the Board of Directors of the Company or by a committee appointed by it for this matter, and may not be less than 75% of the average closing price of the shares during the 90 days preceding the grant date. The plan will terminate in June 2007, except as to options, which were granted but not yet exercised.

NOTE 25 - REVENUES

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                               2000     2001     2002        2002
                                                              -------  -------  -------  ------------
                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                         ------------
                                                                NIS      NIS      NIS    U.S. DOLLARS
                                                              -------  -------  -------  ------------
          Sale of housing units                               186,130  149,619  173,100     36,542
          Contract-works in progress                           13,105        -        -          -
          Sale of land, a project and rights in a project       6,111        -        -          -
          Supplementing equity investments for
             other investors                                        -        -    7,174      1,514
          Marketing fees                                        2,124    2,139      137         29
                                                              -------  -------  -------  ------------
                                                              207,470  151,758  180,411     38,085
                                                              =======  =======  =======  ============

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 26 - COST OF REVENUES

                                                                     YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                               2000     2001     2002        2002
                                                              -------  -------  -------  ------------
                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                         ------------
                                                                NIS      NIS      NIS    U.S. DOLLARS
                                                              -------  -------  -------  ------------
          HOUSING UNITS UNDER CONSTRUCTION:
          Subcontractors                                       79,883   81,565   75,286     15,893
          Payroll and related benefits                          2,494    2,982    1,359        287
          Land                                                 54,342   31,891   54,076     11,416
          Other                                                31,440   26,617   32,894      6,944
                                                              -------  -------  -------  ------------
                                                              168,159  143,055  163,615     34,540
          CONTRACT-WORKS IN PROGRESS:
          Subcontractors and related costs                      4,748        -        -          -
          Material consumed                                     1,704        -        -          -
          Payroll and related benefits                          2,739        -        -          -
          Other                                                   786        -        -          -
                                                              -------  -------  -------  ------------
                                                                9,977        -        -          -
          Cost of land, a project
            and rights in a project                             3,280        -        -          -
          Other                                                 2,137    1,788        -          -
                                                              -------  -------  -------  ------------
                                                              183,553  144,843  163,615     34,540
                                                              =======  =======  =======  ============


NOTE 27 - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                               2000     2001     2002        2002
                                                              -------  -------  -------  ------------
                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                         ------------
                                                                NIS      NIS      NIS    U.S. DOLLARS
                                                              -------  -------  -------  ------------
          SELLING:
          Salaries and related benefits                           413      534      565        119
          Advertising                                             225      140        -          -
                                                              -------  -------  -------  ------------
                                                                  638      674      565        119
          GENERAL AND ADMINISTRATIVE EXPENSES, NET:
          Salaries and related benefits                         7,090    6,588    6,345      1,340
          Depreciation                                            842    1,002    1,094        231
          Other                                                 7,026    5,773    5,292      1,117
                                                              -------  -------  -------  ------------
                                                               14,958   13,363   12,731      2,807
          Management fees from
            a related companies - Note 23.B.(5)                  (876)    (913)  (1,558)      (329)
                                                              -------  -------  -------  ------------
                                                               14,720   13,124   11,738      2,478
                                                              =======  =======  =======  ============

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 28 - FINANCING INCOME (EXPENSES), NET

          A.   COMPOSITION

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                               2000     2001     2002        2002
                                                              -------  -------  -------  ------------
                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                NIS      NIS      NIS    U.S. DOLLARS
                                                              -------  -------  -------  ------------
               Gains from marketable securities, net            1,984      163      519        109
               Interest - related parties                       2,125    3,216    1,237        261
               Interest - bank lines of credit and
                 long-term liabilities, net                   (11,591)  (3,411)  (2,034)      (429)
               Interest - bank deposits                         2,954      641      642        136
               Other, net                                        (244)   2,076   (1,304)      (275)
                                                              -------  -------  -------  ------------
                                                               (4,772)   2,685     (940)      (198)
                                                              =======  =======  =======  ============

          B. The financial expenses net for the years ended December 31, 2000 do not include items totaling NIS 2,515, which were allocated to rental properties, and for the years ended December 31, 2002, 2001 and 2000 do not include items totaling NIS 2,271, NIS 4,329 and NIS 4,000 respectively, which were allocated to projects under construction.

NOTE 29 - OTHER INCOME, NET

                                                                     YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                               2000     2001     2002        2002
                                                              -------  -------  -------  ------------
                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                         ------------
                                                                NIS      NIS      NIS    U.S. DOLLARS
                                                              -------  -------  -------  ------------
          Rental income, net of depreciation
             and operating expenses                               146      243      226         48
          Project management fees from related
             companies, net of related expenses                   100        -        -          -
          Gain from the sale of investment in
             a subsidiary                                           -        -      915        193
          Other, net                                              530      672       (2)        (1)
                                                              -------  -------  -------  ------------
                                                                  776      915    1,139        240
                                                              =======  =======  =======  ============

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 30 - INCOME TAX BENEFIT (EXPENSE), NET

                                                                        YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                               2000      2001    2002        2002
                                                              -------  -------  -------  ------------
                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                         ------------
          A.   COMPOSITION:                                     NIS      NIS      NIS    U.S. DOLLARS
                                                              -------  -------  -------  ------------
               Current taxes (*)                                   (9)     233   (2,120)     (448)
               Income taxes on account
                 of previous year                                 282   (1,389)       -         -
               Deferred taxes, net (*) - C. below                (390)   3,852      874       185
                                                              -------  -------  -------  ------------
                                                                 (117)   2,230   (1,246)     (263)
                                                              =======  =======  =======  ============

               (*) Current taxes and deferred taxes, net for the year ended December 31, 2000 are net of NIS 496 and NIS 3,959 respectively, included in net cumulative effect of change in accounting principle.

          B.   APPLICABLE TAX LAWS

               Each investee company of the Group as well as the Company itself is assessed on the basis of its results for tax purposes according to the Income Tax Law (Adjustments Due to Inflation) - 1985, under which taxable income is measured in terms of NIS adjusted for changes in the CPI. Since 1996, taxable income is subject to corporation tax at the rate of 36%.

               The tax provision of foreign subsidiaries is based on the tax law in their residence state.

          C.   DEFERRED INCOME TAXES

               (1)  CHANGES IN DEFERRED TAX ASSETS (LIABILITIES):

                                                                         NON-
                                                              CURRENT  CURRENT   TOTAL      TOTAL
                                                              -------  -------  -------  ------------
                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                         ------------
                                                                NIS      NIS      NIS    U.S. DOLLARS
                                                              -------  -------  -------  ------------
                    Balance - January 1, 2001                   5,062        7    5,069      1,070
                      Changes during 2001                       3,859       (7)   3,852        813
                                                              -------  -------  -------  ------------
                    Balance - December 31, 2001                 8,921        -    8,921      1,883
                      Changes during 2002                         874        -      874        185
                                                              -------  -------  -------  ------------
                    Balance - December 31, 2002                 9,795        -    9,795      2,068
                                                              =======  =======  ======  =============

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 30 - INCOME TAX BENEFIT (EXPENSE), NET  (cont.)

          C.   DEFERRED INCOME TAXES (cont.)

               (2)  SUMMARY OF THE COMPONENTS OF THE DEFERRED TAX ASSETS AND
                    LIABILITIES:

                                                                     AS OF DECEMBER 31,
                                                              ------------------------------
                                                               2001     2002        2002
                                                              -------  -------  ------------
                                                                                CONVENIENCE
                                                                                TRANSLATION
                                                                                ------------
                                                                NIS      NIS    U.S. DOLLARS
                                                              -------  -------  ------------
               PRESENTED IN CURRENT ASSETS-
                DEFERRED TAX ASSETS:
                Expenses deductible in future periods          12,744   15,116      3,191
                Employees' benefits                               923      976        206
                                                              -------  -------  ------------
                  TOTAL DEFERRED TAX ASSETS                    13,667   16,092      3,397

                DEFERRED TAX LIABILITIES:
                Income to be recognized in the future          (1,682)  (1,036)      (219)
                Inflationary adjustments of inventory
                 and housing units under construction          (2,259)  (3,425)      (723)
                                                              -------  -------  ------------
                  TOTAL DEFERRED TAX LIABILITIES               (3,941)  (4,461)      (942)
                                                              -------  -------  ------------
                  TOTAL DEFERRED TAX ASSETS, NET                9,726   11,631      2,455
                                                              =======  =======  ============

               PRESENTED IN CURRENT LIABILITIES-
                DEFERRED TAX ASSETS:
                Expenses deductible in future periods             678    1,396        294

                DEFERRED TAX LIABILITIES:
                Income to be recognized in the future          (1,483)  (3,232)      (682)
                                                              -------  -------  ------------
                  TOTAL DEFERRED TAX LIABILITIES, NET            (805)  (1,836)      (388)
                                                              =======  =======  ============

          D.   EFFECTIVE INCOME TAX RATES

               The reconciliation of the statutory tax rate (36%) to the Group's effective tax rates is as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                               2000     2001     2002        2002
                                                              -------  -------  -------  ------------
                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                         ------------
                                                                NIS      NIS      NIS    U.S. DOLLARS
                                                              -------  -------  -------  ------------
               Income (loss) before income tax
                 (benefit) expenses, net                        5,201   (2,609)   5,257      1,109
               Statutory tax rate                                  36%      36%      36%        36%
                                                              -------  -------  -------  ------------
               Theoretical tax on the above amount              1,872     (940)   1,893        399

               Increase (decrease) derived from:

               Non-taxable income                                (608)  (2,439)  (1,179)      (249)
               Permanent differences and
                 non-deductible expenses, net                    (318)     206      216         46
               Unrecorded deferred tax asset on
                 losses of subsidiary companies                (1,169)     605      307         65
               Income taxable at special rates                      -        -    (407)        (86)
               Prior years tax                                   (283)   1,389        -          -
               Differences in determination of
                 capital and non-monetary assets
                 and other, net                                (1,715)  (1,051)     416         88
                                                              -------  -------  -------  ------------
               Income taxes (benefit), net                        117   (2,230)   1,246        263
                                                              =======  =======  =======  ============

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 30 - INCOME TAX BENEFIT (EXPENSE), NET  (cont.)

          E.   FINAL TAX ASSESSMENTS

               The Company received final tax assessments through the tax year 1995. Certain subsidiary companies have not yet received final tax assessments since incorporation; others have received final assessments through the tax year 1995.

          F. Regarding the assessment for the 1996 tax-year- without agreement and after objection - see Note 23E(10) above.

          G.   TAX RELATING TO CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
               PRINCIPLE

               The item "cumulative effect of a change in accounting principle" included in the consolidated statement of operations for 2000 is presented net of tax expense in the amount of NIS 4,455 consisting of current tax (NIS 496) and deferred income tax (NIS 3,959).

NOTE 31 - SEGMENTS

          A. Directly and through its subsidiaries, the Company is engaged in planning, promoting and marketing construction projects in two primary markets - Israel and Central and Eastern Europe. Accordingly, the Company's primary reporting by segments is as follows:

               YEAR ENDED DECEMBER 31, 2002

                                                                       CENTRAL AND
                                                                         EASTERN
                                                              ISRAEL     EUROPE       ADJUSTMENTS   CONSOLIDATED
                                                              -------  -----------   -------------  ------------
                                                                NIS        NIS            NIS           NIS
                                                              -------  -----------   -------------  ------------
               REVENUES

               External customers                             159,434    20,977               -        180,411
               Inter-segmental                                  2,115         -          (2,115)             -
                                                              -------  -----------   -------------  ------------
                                                              161,549    20,977          (2,115)       180,411
                                                              =======  ===========   =============  ============

               OPERATING INCOME (LOSS)                           (944)    6,052               -          5,058
                                                              =======  ===========   =============

               Financing expenses, net                                                                    (940)
               Other income, net                                                                         1,139
               Income tax expense, net                                                                  (1,246)
                                                                                                    ------------
               Income after income taxes                                                                 4,011
               Minority interest in net profit
                 of subsidiaries                                                                        (2,641)
                                                                                                    ------------
               Net income                                                                                1,370
                                                                                                    ============
               SEGMENT ASSETS                                 329,844    61,132            (870)       390,106
                                                              =======  ===========   =============  ============

               SEGMENT LIABILITIES                            189,710    57,504         (17,986)       229,228
                                                              =======  ===========   =============  ============

               PURCHASE COST OF LONG-TERM
                 ASSETS                                           229       127               -            356
                                                              =======  ===========   =============  ============

               DEPRECIATION AND AMORTIZATION                      712       164               -            876
                                                              =======  ===========   =============  ============

          B. The Eastern and Central European segment in 2001 and 2000 did not meet the threshold tests defined in Accounting Standard No. 11 regarding classification as a reportable segment.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

          A.   EXPENSES (INCOME)                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                               2000     2001     2002        2002
                                                              -------  -------  -------  ------------
                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                         ------------
                                                                NIS      NIS      NIS    U.S. DOLLARS

                                                              -------  -------  -------  ------------
               Compensation and salary
                 expenses and related benefits
                 to two interested parties                      4,771    3,143    3,263        689
                                                              =======  =======  =======  ============

               Interest from related companies                 (4,168)  (3,369)  (1,624)      (343)
                                                              =======  =======  =======  ============

               Interest from parent companies                     543      570      600        127
                                                              =======  =======  =======  ============

               Management fees from
                 a related company                               (876)    (913)  (1,558)      (329)
                                                              =======  =======  =======  ============

               Project management fees from
                 related companies, net                          (100)       -        -          -
                                                              =======  =======  =======  ============

          B.   BALANCES                                                       AS OF DECEMBER 31,
                                                                       ------------------------------
                                                                        2001     2002        2002
                                                                       -------  -------  ------------
                                                                                         CONVENIENCE
                                                                                         TRANSLATION
                                                                                         ------------
                                                                         NIS      NIS    U.S. DOLLARS
                                                                       -------  -------  ------------
               Other receivables - Note 8                                  681    1,579        333
                                                                       =======  =======  ============

               Short-term loans to related companies - Note 9           25,316    8,077      1,705
                                                                       =======  =======  ============

               Long-term investments and loans - Note 13                 1,829    1,860        393
                                                                       =======  =======  ============

               Credit balance of interested parties - Note 19            3,895      224         47
                                                                       =======  =======  ============

               Salaries payable to interested parties                      128       17          4
                                                                       =======  =======  ============

               Capital note - Note 20                                   11,983   12,583      2,656
                                                                       =======  =======  ============

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES (cont.)

          C.   TRANSACTIONS

               (1)  See Note 23.B.

               (2) As to savings accounts in the name of an interested party, see Note 13.D.

               (3) As to motor vehicles registered in the names of interested parties, see Note 15.B.

               (4) As to directors' and executive officers indemnification agreements and reimbursement of monetary and legal expenses, see Note 23.E.(4).

               (5) NON-COMPETITION AGREEMENTS - Non-competition agreements signed in 1993 and 1997 between the Company's CEO, the parent company, a related company ("related parties") and the Company provide that such related parties and their investee companies engage solely in the development and construction of commercial centers and buildings of a cultural-educational nature, as defined in the agreements. According to such agreements, the related parties and their investee companies agreed to refrain from developing and constructing residential units, and from constructing public projects and projects as a general contractor, except as expressly provided for in the agreements with regard to those projects. With respect to transactions in other fields of activity, if any, it was agreed that the Group would be entitled to engage in such activities only after the related parties have waived the right to enter into such transactions. The Group agreed, on the other hand, to refrain from developing and constructing commercial centers and buildings of a cultural-educational nature. The audit committees of the parties will supervise the division of projects between the parties to the agreements.

               (6) Certain of the Company's obligations under its construction agreements and lines of credit agreements are guaranteed by the parent company.

NOTE 33 - RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

          A.   CREDIT RISKS

               The cash and cash equivalents and the short-term investments in deposits and the Group's marketable securities at December 31, 2002 and 2001, are mostly deposited with banks in Israel and abroad. Group management believes that the related credit risk is remote; nevertheless, the Company is exposed to fluctuations in the exchange rates of various currencies (mainly the US dollar) against the shekel.

          B.   FAIR VALUE OF FINANCIAL INSTRUMENTS

               The Groups' financial instruments include mainly non-derivative assets (cash and cash equivalents, deposits with financial institutions, marketable securities, trade accounts receivable, other receivables and long-term receivables) as well as non-derivative liabilities (short and long-term bank loans, subcontractors, trade accounts payable and accrued expenses). Due to their nature, the fair value of the financial instruments does not differ significantly from their book value.

NOTE 34 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

          A. The Company's financial statements are prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), which differs in certain aspects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The main differences relate principally to the following items:

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 34 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

          B. ON THE BALANCE SHEETS ITEMS:

                                                                                         AS OF DECEMBER 31, 2001
                                                                                    ---------------------------------
                                                                                     AS PER                  AS PER
                                                              ISRAELI      U.S.      ISRAELI     ADJUST-       U.S.
                                                               GAAP        GAAP       GAAP        MENTS       GAAP
                                                               Note       REMARK       NIS         NIS         NIS
                                                             ---------   ---------  ---------   ---------   ---------
A S S E T S
  CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                       3                    862          --         862
    SHORT-TERM BANK DEPOSITS                                        4                 41,787          --      41,787
    RESTRICTED CASH AND BANK DEPOSITS                               5                  7,858          --       7,858
    MARKETABLE SECURITIES                                           6    G             1,044          --       1,044
    TRADE ACCOUNTS RECEIVABLE                                       7                  6,282          --       6,282
    OTHER RECEIVABLES                                               8    M            23,937      (3,356)     20,581
    SHORT-TERM LOANS TO RELATED COMPANIES                           9    E            25,316       4,010      29,326
    INVENTORY OF APARTMENTS HELD FOR SALE                          10    K, L         29,937         830      30,767
    HOUSING UNITS UNDER CONSTRUCTION,
       NET OF CUSTOMERS' ADVANCES                                  11    K, L        189,481       8,651     198,132
                                                                                    ---------   ---------   ---------
        TOTAL CURRENT ASSETS                                                         326,504      10,135     336,639

  NON-CURRENT INVENTORY                                            12    E             9,451      (8,920)        531

  LONG-TERM INVESTMENTS AND LOANS                                  13    E, G, H      44,356      (9,731)     34,625

  RENTAL PROPERTIES                                                14                  4,887          --       4,887

  EMPLOYEES' RIGHTS UPON RETIREMENT                                21    I                --       4,608       4,608

  FIXED ASSETS                                                     15                  2,849          --       2,849

  DEFERRED CHARGES, NET                                            16                  4,178          --       4,178

                                                                                    ---------   ---------   ---------
        TOTAL ASSETS                                                                 392,225      (3,908)    388,317
                                                                                    =========   =========   =========

LIABILITIES AND
SHAREHOLDERS' EQUITY

  CURRENT LIABILITIES
    SHORT-TERM BORROWINGS                                          17    E           151,243     (14,178)    137,065
    TRADE ACCOUNTS PAYABLE                                         18                 17,604          --      17,604
    OTHER PAYABLES AND ACCRUALS                                    19    E            36,790      (1,233)     35,557
    CAPITAL NOTE                                                   20                 11,983          --      11,983
                                                                                    ---------   ---------   ---------
        TOTAL CURRENT LIABILITIES                                                    217,620     (15,411)    202,209

  LONG-TERM LIABILITIES
            EMPLOYEES' RIGHTS UPON RETIREMENT, NET                 21    I                --       4,608       4,608
    LONG-TERM LOANS                                                22                 16,597          --      16,597
    INVESTMENT IN SUBSIDIARY COMPANIES                                   E                --         770         770
                                                                                    ---------   ---------   ---------
        TOTAL LONG-TERM LIABILITIES                                                   16,597       5,378      21,975

  MINORITY INTEREST                                                                      458       1,003       1,461

  SHAREHOLDERS' EQUITY                                             24
    SHARE CAPITAL                                                                      1,145          --       1,145
    ADDITIONAL PAID-IN CAPITAL                                                       116,484          --     116,484
    CAPITAL RESERVES                                                                  14,719          --      14,719
    TRANSLATION ADJUSTMENTS                                                               --          --          --
    RETAINED EARNINGS                                                                 25,202       6,533      31,735
    ACCUMULATED OTHER COMPREHENSIVE LOSS                                 O                --      (1,283)     (1,283)
    CAPITAL RESERVE RELATING TO LOANS FOR INTERESTED PARTY               H                --        (128)       (128)
                                                                                    ---------   ---------   ---------
        TOTAL SHAREHOLDERS' EQUITY                                                   157,550       5,122     162,672
                                                                                    ---------   ---------   ---------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   392,225      (3,908)    388,317
                                                                                    =========   =========   =========

                                                                   AS OF DECEMBER 31, 2002
                                                              ---------------------------------
                                                                AS PER                 AS PER
                                                               ISRAELI     ADJUST-      U.S.
                                                                GAAP        MENTS       GAAP
                                                                 NIS         NIS         NIS
                                                             ----------   ---------   ---------
A S S E T S
  CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                    2,128          --       2,128
    SHORT-TERM BANK DEPOSITS                                    39,566          --      39,566
    RESTRICTED CASH AND BANK DEPOSITS                           18,047          --      18,047
    MARKETABLE SECURITIES                                        1,684          --       1,684
    TRADE ACCOUNTS RECEIVABLE                                   27,594          --      27,594
    OTHER RECEIVABLES                                           28,019      (2,148)     25,871
    SHORT-TERM LOANS TO RELATED COMPANIES                        8,077       4,964      13,041
    INVENTORY OF APARTMENTS HELD FOR SALE                       18,757         144      18,901
    HOUSING UNITS UNDER CONSTRUCTION,
       NET OF CUSTOMERS' ADVANCES                              179,050      10,664     189,714
                                                              ---------   ---------   ---------
        TOTAL CURRENT ASSETS                                   322,922      13,624     336,546

  NON-CURRENT INVENTORY                                          8,879      (8,346)        533

  LONG-TERM INVESTMENTS AND LOANS                               46,929     (14,755)     32,174

  RENTAL PROPERTIES                                              4,739          --       4,739

  EMPLOYEES' RIGHTS UPON RETIREMENT                                 --       3,738       3,738

  FIXED ASSETS                                                   2,459          --       2,459

  DEFERRED CHARGES, NET                                          4,178          --       4,178

                                                              ---------   ---------   ---------
        TOTAL ASSETS                                           390,106      (5,739)    384,367
                                                              =========   =========   =========

LIABILITIES AND
SHAREHOLDERS' EQUITY

  CURRENT LIABILITIES
    SHORT-TERM BORROWINGS                                      151,647     (13,544)    138,103
    TRADE ACCOUNTS PAYABLE                                      15,382          --      15,382
    OTHER PAYABLES AND ACCRUALS                                 47,072      (1,543)     45,529
    CAPITAL NOTE                                                12,583          --      12,583
                                                              ---------   ---------   ---------
        TOTAL CURRENT LIABILITIES                              226,684     (15,087)    211,597

  LONG-TERM LIABILITIES
    EMPLOYEES' RIGHTS UPON RETIREMENT, NET                          --       3,738       3,738
    LONG-TERM LOANS                                                 --          --          --
    INVESTMENT IN SUBSIDIARY COMPANIES                              --       1,155       1,155
                                                              ---------   ---------   ---------
        TOTAL LONG-TERM LIABILITIES                                 --       4,893       4,893

  MINORITY INTEREST                                              2,544         647       3,191

  SHAREHOLDERS' EQUITY
    SHARE CAPITAL                                                1,145          --       1,145
    ADDITIONAL PAID-IN CAPITAL                                 116,484          --     116,484
    CAPITAL RESERVES                                            14,719          --      14,719
    TRANSLATION ADJUSTMENTS                                      1,958      (1,958)         --
    RETAINED EARNINGS                                           26,572       6,596      33,168
    ACCUMULATED OTHER COMPREHENSIVE LOSS                            --        (702)       (702)
    CAPITAL RESERVE RELATING TO LOANS FOR INTERESTED PARTY          --        (128)       (128)
                                                              ---------   ---------   ---------
        TOTAL SHAREHOLDERS' EQUITY                             160,878       3,808     164,686
                                                              ---------   ---------   ---------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             390,106      (5,739)    384,367
                                                              =========   =========   =========

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 34 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND THE U.S. GAAP (cont.)

          C.  ON THE STATEMENTS OF OPERATIONS ITEMS:

                                                                             YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------------------------
                                                                        2000        2001        2002       2002
                                                                       -------     -------     ------- -------------
                                                           U.S.                                        CONVENIENCE
                                                           GAAP                                        TRANSLATION
                                                          REMARK         NIS         NIS        NIS   U.S. DOLLARS
                                                          ------       -------     -------     ------- -------------
NET INCOME BEFORE
     CUMULATIVE EFFECT OF CHANGE
        IN ACCOUNTING PRINCIPLE, NET - ISRAELI GAAP                     5,496         171       1,370           288

ADJUSTMENTS TO U.S. GAAP:

     TRANSLATION ADJUSTMENTS                                 J             --          --         270            57
     CAPITALIZATION OF FINANCING EXPENSES                    L          3,029       2,966       2,734           577
     REVENUE RECOGNITION                                     K             --       2,367        (290)          (61)
     UNREALIZED LOSS ON MARKETABLE
        SECURITIES CLASSIFIED AS AVAILABLE-FOR-SALE          G            330         345          15             3
     RECLASSIFICATION OF LOSSES (GAINS) IN PROPOTIONATELY
        CONSOLIDATED COMPANIES TO EQUITY METHOD              E         (4,948)       (383)        327            69
                                                                       -------     -------     ------- -------------
     TOTAL EFFECT OF ADJUSTMENTS TO U.S. GAAP                          (1,589)      5,295       3,056           645
     INCOME TAXES RELATING TO THE ABOVE ADJUSTMENTS          M         (1,210)     (1,480)     (1,574)         (332)
                                                                       -------     -------     ------- -------------
                                                                       (2,799)      3,815       1,482           313
     MINORITY-INTEREST RELATING TO THE ABOVE ADJUSTMENTS                   --      (1,001)     (1,092)         (231)
                                                                       -------     -------     ------- -------------
           NET INCOME (LOSS) DUE TO
               ADJUSTMENTS TO U.S. GAAP                                (2,799)      2,814         390            82
                                                                       -------     -------     ------- -------------
                                                                        2,697       2,985       1,760           370
     GROUP'S SHARE IN GAINS (LOSSES) OF
        PROPORTIONATELY CONSOLIDATED COMPANIES               E          4,948         383        (327)          (69)
                                                                       -------     -------     ------- -------------

NET INCOME BEFORE
     CUMULATIVE EFFECT OF CHANGE
        IN ACCOUNTING PRINCIPLE, NET - U.S. GAAP                        7,645       3,368       1,433           301

     CUMULATIVE EFFECT OF CHANGE
        IN ACCOUNTING PRINCIPLE, NET                                    7,925          --          --           --
                                                                       -------     -------     ------- -------------
NET INCOME - U.S. GAAP                                                 15,570       3,368       1,433           301
                                                                       =======     ======      ======= =============

BASIC AND DILUTED EARNINGS
 PER ORDINARY SHARE

     EARNINGS PER SHARE BEFORE NET
        CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE              0.89        0.39        0.17          0.04
     CUMULATIVE EFFECT OF CHANGE IN
        ACCOUNTING PRINCIPLE PER SHARE, NET                              0.92          --          --            --
                                                                       -------     -------     ------- -------------
     TOTAL EARNINGS PER SHARE                                            1.81        0.39        0.17          0.04
                                                                       =======     ======      ======= =============

     :NET INCOME USED TO COMPUTE
        EARNINGS PER SHARE BEFORE NET CUMULATIVE
           EFFECT OF CHANGE IN ACCOUNTING PRINCI                        7,645       3,368       1,433           301
        EARNINGS PER SHARE FROM CUMULATIVE
           EFFECT OF CHANGE IN ACCOUNTING PRINCI                        7,925          --          --           --
                                                                       -------     -------     ------- -------------
                                                                       15,570       3,368       1,433           301
                                                                       =======     ======      ======= =============
     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS                               8,600       8,600       8,600         8,600
                                                                       =======     ======      ======= =============

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 34 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

          D.   FINANCIAL STATEMENTS IN ADJUSTED ISRAELI CURRENCY

               In accordance with Israeli GAAP, the financial statements are presented in NIS on the basis of historical cost, adjusted to the changes in the CPI.

               Under U.S. GAAP, financial statements are generally not adjusted for inflationary changes for entities, which are not operating in a hyperinflationary economy. However, in accordance with Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to present the impact of inflationary accounting pursuant to Israeli GAAP in the reconciliation to U.S. GAAP.

          E.   PROPORTIONAL CONSOLIDATION

               Under Israeli GAAP, investee companies under common control are proportionately consolidated according to the Group's share. Under U.S. GAAP, the proportional consolidation method is not applicable. Accordingly, for U.S. GAAP purposes, figures relating to proportionately consolidated companies have been eliminated and the investments in those companies were accounted for under the equity method.

          F.   NEW ACCOUNTING PRONOUNCEMENTS

               Rescission and Amendments of Certain SFASs - In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds, amends and clarifies certain previous standards related primarily to debt extinguishments and leases. SFAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and classified as an extraordinary item. The rescission of SFAS No. 4 is effective for fiscal years beginning after May 15, 2002. The remainder of SFAS 145 is generally effective for transactions occurring after May 15, 2002. The Company does not believe that the adoption of SFAS 145 will have a significant impact on its financial statements.

               Accounting for Costs Associated with Exit or Disposal Activities
               - In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, as required by EITF 94-3. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not believe that the adoption of SFAS 146 will have a significant impact on its financial statements.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 34 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

          F.   NEW ACCOUNTING PRONOUNCEMENTS (cont.)

               Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123 - In December 2002, the FASB issued Statement of Financial Accounting Standards Board No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not believe that the adoption of SFAS 148 will have a significant impact on its financial statements.

               FIN 45 - In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires elaborating on the disclosures that must be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002 and its recognition requirements are applicable for guarantees issued or modified after December 31, 2002. The Company has not yet determined what the effect of FIN 45 will be on the earnings and financial position of the Company.

               FIN 46 - In January, 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by enterprises of variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. With respect to variable interest entities, if any, in which the Company holds a variable interest acquired before February 1, 2003, the guidance in FIN 46 will be in effect for the Company's financial statements beginning July 1, 2003. The Company has not yet determined what the effect of FIN 46 will be on the earnings and financial position of the Company.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 34 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

          G.   MARKETABLE SECURITIES

               Under Israeli GAAP, investments in marketable securities that are available for immediate sale and that management intends to realize in the near future, constitute a part of the Company's liquid resources and are stated at market value. Changes in the market value of those marketable securities are reflected in the statements of operations. In addition, under Israeli GAAP investments in marketable securities that are not designated for sale in the near future are presented at cost, so long as there has not been a permanent decline in their value.

               Under U.S. GAAP, marketable securities are classified as either held-to-maturity, or available-for-sale, or trading. The Company is of the opinion, that under U.S. GAAP its marketable securities should be classified as available-for-sale. As a result, the Company's investments in marketable securities under U.S. GAAP are stated at market value and unrealized gains or losses relating thereto are recorded as a separate component of the Company's shareholders' equity.

               Following is a schedule of marketable securities available-for-sale under U.S. GAAP :

                                                                         AS OF DECEMBER 31, 2002
                                                              -------------------------------------------
                                                                          GROSS      GROSS
                                                                       UNREALIZED  UNREALIZED  ESTIMATED
                                                               COST       GAIN       LOSS      FAIR VALUE
                                                              -------  ----------  ----------  ----------
                                                                NIS       NIS         NIS          NIS
                                                              -------  ----------  ----------  ----------
               CURRENT:
               Convertible debentures of a related              1,416      456         (206)      1,666
                 company
               Shares                                              17        -            -          17
                                                              -------  ----------  ----------  ----------
                                                                1,433      456         (206)      1,683
                                                              =======  ==========  ==========  ==========

               NON-CURRENT:
               Shares of the parent company                     5,174        -       (3,984)      1,190
                                                              =======  ==========  ==========  ==========

                                                                         AS OF DECEMBER 31, 2001
                                                              ---------------------------------------------
                                                                          GROSS      GROSS
                                                                       UNREALIZED  UNREALIZED  ESTIMATED
                                                               COST       GAIN       LOSS      FAIR VALUE
                                                              -------  ----------  ----------  ------------
               CURRENT:
               Convertible debentures of a related
                 company                                          763      265            -        1,028

               Shares                                              16        -            -           16
                                                              -------  ----------  ----------  ------------
                                                                  779      265            -        1,044
                                                              =======  ==========  ==========  ============

               NON-CURRENT:
               Shares of the parent company                     5,174        -       (3,049)       2,125
               Convertible debentures of a related
                 company                                        1,634      780            -        2,414
                                                              -------  ----------  ----------  ------------
                                                                6,808      780       (3,049)       4,539
                                                              =======  ==========  ==========  ============

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 34 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

          H.   LONG-TERM LOANS TO INTERESTED PARTY

               In 1995, the Company granted loans to an interested party for the purpose of purchasing shares of the parent company's ordinary shares at below market price and to allow the interested party to pay personal tax liabilities related to those shares. For purposes of Israeli GAAP, those loans are recorded as long-term loans receivable.

               According to U.S. GAAP, the portion of the loan in the amount of NIS 128 that was used to purchase the parent company's ordinary shares was offset from shareholders' equity.

          I.   EMPLOYEES' RIGHTS UPON RETIREMENT

               Under Israeli GAAP, liabilities in respect of employees' rights upon retirement are presented in net amount comprised of the total liability for severance pay and the amounts funded to cover it. According to U.S. GAAP those components should be presented separately.

          J.   TRANSLATION OF PROFIT AND LOSS ITEMS

               Under Israeli GAAP, the financial statements of an "autonomous foreign entity" (after adjustment to the Consumer Price Index in the country of its respective residence), are being translated into NIS, at the exchange rate as of the balance sheet date ("closing rate method").

               Under U.S. GAAP, the profit and loss accounts of an "autonomous foreign entity," are translated at the actual transaction rates or the average rate for the period.

          K.   REVENUE RECOGNITION

               Under Israeli GAAP (starting from January 1, 2000), for projects in which an entity builds housing units for sale, revenues are recognized based on the percentage of completion method. In accordance with that method, revenues are recognized once certain quantitative conditions are met, including, among other matters, sale of units,percentage of completion and reasonable estimates relating to total revenues to be received and total costs incurred to complete.

               Under Israeli GAAP (through December 31, 1999), for projects in which an entity builds housing units for sale, revenues were recognized based on the completed contract method. In accordance with such method, revenues were recognized when the following two criteria were met: over 75% of the housing units under the constructing project were sold and at least 90% of such project, based on estimations made by the Company's engineers, had been completed. In addition, in the event that 100% of the housing units under constructing project were sold and the project was at least 50% completed, revenues were recognized based on the percentage of completion method, whenever the aggregate sales proceeds and costs could be reasonably estimated. Based on the circumstances existing in prior years, in 1999 the Israeli GAAP resulted in revenue recognition that was consistent with U.S. GAAP. As a result, no adjustments were required with respect to revenue recognition.

               Under U.S. GAAP, revenue may be recognized for units sold when the following conditions, among other matters, are met: construction is beyond the preliminary stage; consummation of a certain level of sales; collectibility of amounts due from buyers and sales proceeds and costs are reasonably estimable.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 34 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

          L.   CAPITALIZATION OF FINANCING COSTS

               Under Israeli GAAP, commencing January 1, 2001, interest expenses are capitalized to buildings under construction, as applicable, under certain conditions.

               Under U.S. GAAP, interest that relates to housing units under construction and inventories should be capitalized as part of the project costs.

          M.   DEFERRED INCOME TAXES

               Additional deferred income taxes have been provided for U.S. GAAP reconciliation purposes for differences between the reported amounts of assets and liabilities under U.S. GAAP and Israeli GAAP.

               Under Israeli GAAP, deferred income taxes in respect of dividend distributions by investee companies are not recorded if those distributions are not expected to result in additional taxes or if a decision has already been made not to distribute taxable dividends in the foreseeable future.

               Under U.S. GAAP, deferred income taxes are generally provided for undistributed earnings of domestic subsidiary companies in cases where those distributions would result in an additional tax liability to the Group.

               The Company intends to use the means provided by the Israeli tax law in order to prevent additional taxes on those undistributed earnings. Accordingly, no deferred taxes have been provided for U.S. GAAP reconciliation purposes, with respect to undistributed earnings of domestic subsidiary companies.

          N.   EARNINGS PER ORDINARY SHARE

               Under Israeli GAAP, the dilutive effect of options is included in the computation of primary earnings per share only if the exercise is considered to be probable, based on the ratio of the market price of the underlying shares and the discounted present value of the future proceeds to be derived from the exercise of the options.

               Under U.S. GAAP, in accordance with Financial Accounting Standards Board Statement No. 128 "Earnings Per Share" (SFAS
               128), options are not included in the computation of basic earnings per share. The dilutive effect of issued options is considered in the calculation of diluted earnings per share using an estimate of the fair value of the underlying stock for purposes of applying the treasury stock method. Options that expired or were canceled are to be included in the computation of diluted earnings per share for the period they were outstanding, while for Israeli GAAP they are not included.

               As of December 31, 2002 and 2001, no options were outstanding.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 34 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

          O.   OTHER COMPREHENSIVE INCOME

               SFAS 130, "Reporting Comprehensive Income" establishes standards for reporting and presenting comprehensive income and its components in financial statements that are displayed with the same prominence as other financial statements. The components of other comprehensive income (loss) were as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                               2000       2001       2002          2002
                                                              -------  ----------  ----------  ------------
                                                                                               CONVENIENCE
                                                                                               TRANSLATION
                                                                                               ------------
                                                                NIS       NIS         NIS      U.S. DOLLARS
                                                              -------  ----------  ----------  ------------
               Net income according to
                   U.S. GAAP                                   15,571     3,368       1,433         301

               Other comprehensive income (loss):

               Unrealized losses on securities                   (211)     (221)     (1,107)       (233)
               Translation adjustments                              -         -       1,688         356
                                                              -------  ----------  ----------  ------------

               Comprehensive income                            14,422     3,147       2,014         424
                                                              =======  ==========  ==========  ============

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

NOTE 35 - EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT

          A. In May 2003 all necessary corporate approvals were obtained for a reorganization of the entire Engel Group, involving the transfer of 62% and 100% of the Company's Class A and Class B shares, respectively, held by the parent company and other related parties to Engel Resources and Development Ltd. (a company controlled by the parent company of the Company - "Mashabim"). The consummation of this transaction is not yet completed.
               As a result of the disproportionate voting power afforded to the Class B Ordinary Shares, the parent company (or Mashabim, after the consummation of the sale of the Company's shares to it as mentioned above), and Mr. Yaakov Engel as the controlling shareholder of both the parent company and Mashabim, will be able to control the Company's activities and policies, including the election of the entire Board of Directors, and will retain the voting power to approve all matters requiring shareholder approval.

          B. Mr. Yaakov Engel notified the Company that as of the consummation of the transfer of the Company's shares owned by him to Mashabim (See paragraph A. above), his annual management fees will be decreased by $45 per year.

          C. Following the dispute arising between the representatives of Ramat Haviv and the Company in connection with the project in Ramat Haviv, Haifa (as explain in Note 23.A.5), the Company received on May 19, 2003 a letter on behalf of Ramat Haviv, according to which Ramat Haviv announced the cancellation of the agreement signed by the parties in December 1995. The Company rejects the claims made by Ramat Haviv as well as its right to cancel the agreement. According to Ramat Haviv, a dispute between the parties must be resolved by arbitration. It is management's opinion, based on the advice of its legal counsel, that had the abovementioned assertions of Ramat Haviv been accepted, it would not have a material effect on the Company.

                          ENGEL GENERAL DEVELOPERS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (NIS AND DOLLARS IN THOUSANDS)

APPENDIX - LIST OF INVESTEE COMPANIES AS OF DECEMBER 31, 2002

                                                                                   %
                                                                                 SHARE       %
       HOLDING ENTITY                            HELD ENTITY                    CAPITAL   CONTROL
----------------------------   -----------------------------------------------  -------   -------
The Company                    Kayziot Haifa Assets Ltd.                           99.0%     99.0%
                               Engel Yzum Bnia Vebitzua Shnaym (94) Ltd.           78.1%     78.1%
                               Engel Public Projects and Infrastructure Ltd.       99.9%     99.9%
                               Engel Hashkaot Bebnia Ubenadlan (1994) Ltd.         99.9%     99.9%
                               Engel Hevra Lebnia Megurim
                               and Hashkaot (1991) Ltd.                            85.9%     85.9%
                               Hahevra Lepituah Kiryat  Shaar Shoam Ltd.           80.0%     20.0%
                               Engel - Bniyat 2000 (1991) Ltd.                     99.0%     99.0%
                               Arces International B.V.  Ltd.                      96.5%     96.5%

Engel Public Projects and
  Infrastructure Ltd.          Arbel E.R.J. Enterprise Ltd.                        47.5%     50.0%

Arces International B.V. Ltd.  Engel Park Kft.                                    100.0%    100.0%
                               Engel Depo 2001 Kft.                               100.0%    100.0%
                               Engel Projekt Kft.                                  89.0%     89.0%
                               Palace Engel SP Z.O.O.                             100.0%    100.0%
                               Palace Engel s.r.o.                                 64.0%     64.0%
                               Palace Engel Development s.r.o.                     64.0%     64.0%
                               Palace Engel Estate s.r.o.                          64.0%     64.0%
                               Palace Engel Studulky s.r.o.                       100.0%    100.0%
                               Palace Engel Dejvice s.r.o.                        100.0%    100.0%
                               DA Engineering s.r.o.                              100.0%    100.0%

               AUDITOR'S REPORT TO THE SHAREHOLDERS OF ENGEL GROUP


We have audited the accompanying combined balance sheet of Engel Group CEE Region ("the Company" or "the Group") as at December 31, 2002 and the related combined statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as at December 31, 2002 and the combined results of their operations, the changes in shareholders' equity and their cash flows for the year then ended, in conformity with generally accepted accounting principles in Israel. The effect of the material differences between GAAP in Israel and in the U.S on the abovementioned financial statements is shown in Note 19 to the combined financial statements.

In addition, in our opinion the above-mentioned consolidated financial statements comply with the requirements of the Israeli Securities Regulations (Preparation of Annual Financial Statements) - 1993.

As explained in note 2, the above-mentioned combined financial statements are stated in values adjusted for the changes in the general purchasing power of the different currencies in the countries of operation of the Company, in accordance with the opinions of the Institute of Certified Public Accountants in Israel.


Budapest, April 16, 2003


KPMG Hungaria Kft.